As filed with the SEC on ______________________.  Registration No. 333-49332
                                                                   ---------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ______________

                        Pre-Effective Amendment No. 1 to
                        --------------------------------

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

                                ______________

                                  PRUCO LIFE
                          VARIABLE UNIVERSAL ACCOUNT
                             (Exact Name of Trust)

                         PRUCO LIFE INSURANCE COMPANY
                              (Name of Depositor)

                         Pruco Life Insurance Company
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                                (800) 286-7754
         (Address and telephone number of principal executive offices)

                                ______________

                               Thomas C. Castano
                              Assistant Secretary
                         Pruco Life Insurance Company
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                    (Name and address of agent for service)

                                   Copy to:
                               Jeffrey C. Martin
                                Shea & Gardner
                        1800 Massachusetts Avenue, N.W.
                            Washington, D.C. 20036

                                ______________

Variable Universal Life Insurance Contracts -- The Registrant hereby elects to register an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                             CROSS REFERENCE SHEET
                         (as required by Form N-8B-2)

N-8B-2 Item Number                   Location
------------------                   --------

        1.                           Cover Page

        2.                           Cover Page

        3.                           Not Applicable

        4.                           Sale of the Contract and Sales Commissions

        5.                           Pruco Life Variable Universal Account

        6.                           Pruco Life Variable Universal Account

        7.                           Not Applicable

        8.                           Not Applicable

        9.                           Litigation and Regulatory Proceedings

        10.                          Introduction and Summary; Voting Rights;
                                     Charges and Expenses; Short-Term
                                     Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Substitution of Series Fund Shares

        11.                          Introduction and Summary; Pruco Life
                                     Variable Universal Account

        12. Cover Page; Introduction and Summary; The Prudential Series Fund, Inc.; Sale of the Contract and Sales Commissions

        13. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

        14. Introduction and Summary; Detailed Information for Prospective Contract Owners

        15.                          Introduction and Summary; Premiums;
                                     Allocation of Premiums; Transfers; Dollar
                                     Cost Averaging; Auto-Rebalancing

        16. Introduction and Summary; Detailed Information for Prospective Contract Owners

        17.                          When Proceeds are Paid

N-8B-2 Item Number                   Location
------------------                   --------

        18.                          Pruco Life Variable Universal Account

        19.                          Reports to Contract Owners

        20.                          Not Applicable

        21.                          Contract Loans

        22.                          Not Applicable

        23.                          Not Applicable

        24.                          Other General Contract Provisions

        25.                          Pruco Life Insurance Company

        26. Introduction and Summary; The Prudential Series Fund, Inc.; Charges and Expenses

        27.                          Pruco Life Insurance Company; The
                                     Prudential Series Fund, Inc.

        28.                          Pruco Life Insurance Company; Directors
                                     and Officers

        29.                          Pruco Life Insurance Company

        30.                          Not Applicable

        31.                          Not Applicable

        32.                          Not Applicable

        33.                          Not Applicable

        34.                          Not Applicable

        35.                          Pruco Life Insurance Company

        36.                          Not Applicable

        37.                          Not Applicable

        38.                          Sale of the Contract and Sales Commissions

        39.                          Sale of the Contract and Sales Commissions

        40.                          Not Applicable

        41.                          Sale of the Contract and Sales Commissions

        42.                          Not Applicable

        43.                          Not Applicable

N-8B-2 Item Number                   Location
------------------                   --------

        44. Introduction and Summary; The Prudential Series Fund, Inc.; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

        45.                          Not Applicable

        46. Introduction and Summary; Pruco Life Variable Universal Account; The Prudential Series Fund, Inc.

        47. Pruco Life Variable Universal Account; The Prudential Series Fund, Inc.

        48.                          Not Applicable

        49.                          Not Applicable

        50.                          Not Applicable

        51.                          Not Applicable

        52.                          Substitution of Series Fund Shares

        53.                          Tax Treatment of Contract Benefits

        54.                          Not Applicable

        55.                          Not Applicable

        56.                          Not Applicable

        57.                          Not Applicable

        58.                          Not Applicable

        59. Financial Statements: Financial Statements of the Pruco Life Variable Universal Account; Consolidated Financial Statements of Pruco Life Insurance Company and its subsidiaries

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS

                            PruLife Custom Premier

                       Variable Universal Life Insurance

                                  PROSPECTUS

                                  Pruco Life

                          Variable Universal Account

                               February 12, 2001





                         Pruco Life Insurance Company

PROSPECTUS
February 12, 2001

PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

PruLife Custom Premier

This prospectus describes an individual flexible premium variable universal life insurance contract (the "Contract") offered by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"). Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. The Contract may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 17.

You may choose to invest your Contract's premiums and its earnings in one or more of 16 available variable investment options of the Pruco Life Variable Universal Account (the "Account"), each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. ("Series Fund"):

        .   Diversified Bond Portfolio                          .   SP Alliance Technology Portfolio

        .   Equity Portfolio                                    .   SP Davis Value Portfolio

        .   High Yield Bond Portfolio                           .   SP Deutsche International Equity Portfolio

        .   Money Market Portfolio                              .   SP INVESCO Small Company Growth Portfolio

        .   Prudential Jennison Portfolio                       .   SP MFS Capital Opportunities Portfolio

        .   Stock Index Portfolio                               .   SP MFS Mid-Cap Growth Portfolio

        .   SP AIM Aggressive Growth Portfolio                  .   SP Prudential U.S. Emerging Growth Portfolio

        .   SP Alliance Large Cap Growth Portfolio              .   SP Small/Mid Cap Value Portfolio

For a detailed list of the 16 available Series Fund portfolios, their investment objectives, and investment advisers, see The Prudential Series Fund, Inc., page 7.

You may also choose to invest your Contract's premiums and its earnings in the fixed-rate option which pays a guaranteed interest rate. See The Fixed-Rate Option, page 9.

This prospectus describes the Contract generally and the Pruco Life Variable Universal Account (the "Account"). The attached prospectus for the Series Fund and the Series Fund's statement of additional information describes the investment objectives and the risks of investing in the Series Fund portfolios. Pruco Life may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Contract may be purchased through registered representatives located in banks and other financial institutions. An investment in the Contract is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental agency and may lose value. An investment is also not a condition to the provision or term of any banking service or activity. The participating bank is not a registered broker-dealer and is not affiliated with Pruco Securities Corporation.

                         Pruco Life Insurance Company
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                           Telephone: (800) 778-2255

                              PROSPECTUS CONTENTS

                                                                                                                            Page
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS....................................................................        1

INTRODUCTION AND SUMMARY................................................................................................        2
   Brief Description of the Contract....................................................................................        2
   Charges..............................................................................................................        2
   Types of Death Benefit...............................................................................................        5
   Life Insurance Definitional Tests....................................................................................        5
   Premium Payments.....................................................................................................        5
   Refund...............................................................................................................        5

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.........................................................................        6
   Pruco Life Insurance Company.........................................................................................        6
   The Pruco Life Variable Universal Account............................................................................        6
   The Prudential Series Fund, Inc......................................................................................        7
   Voting Rights........................................................................................................        9
   The Fixed-Rate Option................................................................................................        9
   Which Investment Option Should Be Selected?..........................................................................        9

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS....................................................................       11
   Charges and Expenses.................................................................................................       11
   Charges After Age 100................................................................................................       15
   Allocated Charges....................................................................................................       15
   Requirements for Issuance of a Contract..............................................................................       15
   Short-Term Cancellation Right or "Free-Look".........................................................................       16
   Types of Death Benefit...............................................................................................       16
   Changing the Type of Death Benefit...................................................................................       16
   Riders...............................................................................................................       17
   Contract Date........................................................................................................       19
   Premiums.............................................................................................................       19
   Allocation of Premiums...............................................................................................       20
   Death Benefit Guarantee..............................................................................................       21
   Transfers............................................................................................................       23
   Dollar Cost Averaging................................................................................................       23
   Auto-Rebalancing.....................................................................................................       23
   How a Contract's Cash Surrender Value Will Vary......................................................................       24
   How a Type A (Fixed) Contract's Death Benefit Will Vary..............................................................       24
   How a Type B (Variable) Contract's Death Benefit Will Vary...........................................................       25
   How a Type C (Return of Premium) Contract's Death Benefit Will Vary..................................................       26
   Surrender of a Contract..............................................................................................       27
   Withdrawals..........................................................................................................       27
   Lapse and Reinstatement..............................................................................................       28
   Increases in Basic Insurance Amount..................................................................................       28
   Decreases in Basic Insurance Amount..................................................................................       29
   When Proceeds Are Paid...............................................................................................       30
   Living Needs Benefit.................................................................................................       30
   Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums.....................................       31
   Contract Loans.......................................................................................................       33
   Tax Treatment of Contract Benefits...................................................................................       33
   Legal Considerations Relating to Sex-Distinct Premiums and Benefits..................................................       36
   Other General Contract Provisions....................................................................................       36
   Substitution of Series Fund Shares...................................................................................       36
   Reports to Contract Owners...........................................................................................       36
   Sale of the Contract and Sales Commissions...........................................................................       37

   State Regulation......................................................................................................      37
   Experts...............................................................................................................      37
   Litigation and Regulatory Proceedings.................................................................................      38
   Additional Information................................................................................................      38
   Financial Statements..................................................................................................      38

DIRECTORS AND OFFICERS...................................................................................................      39

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF THE PRUCO LIFE
VARIABLE UNIVERSAL ACCOUNT...............................................................................................      A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY AND SUBSIDIARIES.......................................      B1

             DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulated Net Payments -- The actual premium payments you make, accumulated at an effective annual rate of 4%, less any withdrawals you make, also accumulated at an effective annual rate of 4%.

attained age -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

basic insurance amount -- The amount of life insurance as shown in the Contract. Also referred to as "face amount."

cash surrender value -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus any applicable surrender charge. Also referred to in the Contract as "Net Cash Value."

Contract -- The variable universal life insurance policy described in this prospectus.

Contract anniversary -- The same date as the Contract date in each later year.

Contract date -- The date the Contract is effective, as specified in the Contract.

Contract debt -- The principal amount of all outstanding loans plus any interest accrued thereon.

Contract Fund -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the variable investment options and the fixed-rate option, and the principal amount of any Contract debt plus any interest earned thereon.

Contract owner -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

Contract year -- A year that starts on the Contract date or on a Contract anniversary. For any coverage segment representing an increase, "Contract year" is a year that starts on the effective date of the increase (referred to as "Target year" in the Contract). See Increases in Basic Insurance Amount, page 28.

death benefit -- If the Contract is not in default, this is the amount we will pay upon the death of the insured, assuming no Contract debt.

fixed-rate option -- An investment option under which interest is accrued daily at a rate that Pruco Life declares periodically, but not less than an effective annual rate of 4%.

The Prudential Series Fund, Inc. -- A mutual fund with separate portfolios. One or more of the available Series Fund portfolios may be chosen as an underlying investment for the Contract.

Death Benefit Guarantee -- Sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured, regardless of investment experience and assuming no loans. See Death Benefit Guarantee, page 21.

Monthly date -- The Contract date and the same date in each subsequent month.

Pruco Life Insurance Company -- Us, we, our, Pruco Life. The company offering the Contract.

separate account -- "Amounts under the Contract that are allocated to the variable investment options are held by us in a separate account called the Pruco Life Variable Universal Account (the "Account"). The separate account is set apart from all of the general assets of Pruco Life Insurance Company.

valuation period -- The period of time from one determination of the value of the amount invested in a variable investment option to the next. Such determinations are made when the net asset values of the portfolios of the Series Fund are calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open.

variable investment options -- The 16 available subaccounts of the Pruco Life Variable Universal Account. Each subaccount invests in a portfolio of the Series Fund with the same name.

you -- The owner of the Contract.

                           INTRODUCTION AND SUMMARY

This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

Brief Description of the Contract

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every day. The chart on the following page describes how the value of your Contract Fund changes.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 16 available variable investment options or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options you have selected. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see Riders, page 17.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See Which Investment Option Should Be Selected?, page 9. If you select the fixed-rate option, Pruco Life credits your account with a declared rate of interest but you assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%. Variable life insurance contracts are unsuitable as short-term savings vehicles.

The replacement of life insurance is generally not in your best interest. In most cases, if you require additional coverage, the benefits of your existing contract can be protected by purchasing additional insurance or a supplemental contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing the Contract described in this prospectus and you should consult with a qualified tax adviser.

This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus and in the prospectuses and statements of additional information for the Series Fund.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

Charges

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks as well as sales and administrative expenses.

The maximum charges shown in the following chart, as well as the lower current charges, are fully described under Charges and Expenses, page 11.

                           ------------------------
                                Premium Payment
                           ------------------------
           -----------------------------------------------------------
           .  less a charge of up to 7.5% of the premiums paid for
              taxes attributable to premiums. In California, Oregon,
              and Texas this is called a premium based administrative
              charge.
           .  less a charge  for  sales  expenses  of up to 6% of the premiums paid.
           -----------------------------------------------------------
       -------------------------------------------------------------------
                             Invested Premium Amount

       To be invested in one or a combination of:
          .  16 investment portfolios of the Series Fund
          .  The fixed-rate option
       -------------------------------------------------------------------
  ----------------------------------------------------------------------------
                                 Contract Fund

  On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
  ----------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   Pruco Life adjusts the Contract Fund for:

 . Addition of any new invested premium amounts.
 . Addition of any increase due to investment results of the chosen variable investment options.
 . Addition of guaranteed interest at an effective annual rate of 4% (plus any excess interest if applicable) on the portion of the Contract Fund allocated to the fixed-rate option.
 . Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.10% or 5%.) See Contract Loans, page 33.
 . Subtraction of any decrease due to investment results of the chosen variable investment options.
 . Subtraction of any amount withdrawn.
 . Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 Daily Charges

 . Management fees and expenses are deducted from the Series Fund assets. See
  Underlying Portfolio Expenses chart, below.
 . We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.45%, from the assets in the variable investment options.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                Monthly Charges

 .  We reduce the Contract Fund by a monthly administrative charge of up to $20 for the first two Contract years, $10 thereafter; plus an amount of up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years, zero thereafter. The amount per $1,000 varies by sex, issue age and rating class of the insured. See Monthly Deductions from the Contract Fund, page 13.
 .  For each coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount of up to $1.12 per $1,000 of the coverage segment amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by the sex, issue age, and rating class of the insured. See Increases in Basic Insurance Amount, page 28 and Monthly Deductions from the Contract Fund, page 13.
 .  In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes.
 .  We deduct a cost of insurance ("COI") charge.
 .  If the Contract includes riders, we deduct rider charges from the Contract
   Fund.
 .  If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------

  ----------------------------------------------------------------------------
                          Possible Additional Charges

  . We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The duration of the surrender charge also varies by issue age. The maximum first year percentage, which applies to issue ages 0-45, is 90% of the Surrender Target Premium and is reduced annually at a constant rate to zero by the end of the 10/th/ year. For issue ages above age 45, the percentages are reduced. The surrender charge period is shorter for Contracts issued to insureds over age 55. See Surrender Charges, page 14.

  . We will assess an administrative charge of up to $25 for any withdrawals. . We will assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.
  . We may assess an administrative charge of up to $25 for any change in basic insurance amount.
  . We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amount. See Riders, page 17.
  ----------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                    Underlying Portfolio Expenses
-------------------------------------------------------------------------------------------------
                                                 Investment               Total
  The Prudential Series Fund, Inc. Portfolios     Advisory    Other    Contractual Total Actual
                                                     Fee     Expenses   Expenses    Expenses*
------------------------------------------------------------------------------------------------
Diversified Bond Portfolio                         0.40%      0.03%       0.43%       0.43%
------------------------------------------------------------------------------------------------
Equity Portfolio                                   0.45%      0.02%       0.47%       0.47%
------------------------------------------------------------------------------------------------
High Yield Bond Portfolio                          0.55%      0.05%       0.60%       0.60%
------------------------------------------------------------------------------------------------
Money Market Portfolio                             0.40%      0.02%       0.42%       0.42%
------------------------------------------------------------------------------------------------
Prudential Jennison Portfolio                      0.60%      0.03%       0.63%       0.63%
------------------------------------------------------------------------------------------------
Stock Index Portfolio                              0.35%      0.04%       0.39%       0.39%
------------------------------------------------------------------------------------------------
SP AIM Aggressive Growth Portfolio                 0.95%      0.50%       1.45%       1.07%
------------------------------------------------------------------------------------------------
SP Alliance Large Cap Growth Portfolio             0.90%      0.30%       1.20%       1.10%
------------------------------------------------------------------------------------------------
SP Alliance Technology Portfolio                   1.15%      0.47%       1.62%       1.30%
------------------------------------------------------------------------------------------------
SP Davis Value Portfolio                           0.75%      0.31%       1.06%       0.83%
------------------------------------------------------------------------------------------------
SP Deutsche International Equity Portfolio         0.90%      0.77%       1.67%       1.10%
------------------------------------------------------------------------------------------------
SP INVESCO Small Company Growth Portfolio          0.95%      0.59%       1.54%       1.15%
------------------------------------------------------------------------------------------------
SP MFS Capital Opportunities Portfolio             0.75%      0.39%       1.14%       1.00%
------------------------------------------------------------------------------------------------
SP MFS Mid-Cap Growth Portfolio                    0.80%      0.52%       1.32%       1.00%
------------------------------------------------------------------------------------------------
SP Prudential U.S. Emerging Growth Portfolio       0.60%      0.52%       1.12%       0.90%
------------------------------------------------------------------------------------------------
SP Small/Mid Cap Value Portfolio                   0.90%      0.68%       1.58%       1.05%
------------------------------------------------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
------------------------------------------------------------------------------------------------

Types of Death Benefit

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash surrender value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash surrender value and the death benefit both vary with investment experience. For Type A and Type B death benefits, as long as the Contract is in-force, the death benefit will never be less than the basic insurance amount shown in your Contract. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals. You may change your Contract's death benefit type after issue, however, if you choose a Type A or Type B death benefit at issue, you will not be able to change to a Type C death benefit thereafter. See Types of Death Benefit, page 16 and Changing the Type of Death Benefit, page 16.

Life Insurance Definitional Tests

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see Tax Treatment of Contract Benefits, page 33.

Premium Payments

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain in-force if the Contract Fund less any applicable surrender charges is greater than zero and more than any Contract debt. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay are high enough and there is no Contract debt, Pruco Life guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. The length of time that the guarantee against lapse is available depends on your Contract's death benefit type and the definition of life insurance test selected at issue. See Premiums, page 19, Death Benefit Guarantee, page 21 and Lapse and Reinstatement, page 28.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life representative when you apply for the Contract. See Premiums, page 19.

Refund

For a limited time, you may return your Contract for a refund in accordance with the terms of its "Free-Look" provision. See Short-Term Cancellation Right or "Free-Look," page 16.

    GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, THE PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT, AND THE VARIABLE INVESTMENT OPTIONS AVAILABLE
                              UNDER THE CONTRACT

Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company, organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state where the necessary approvals have not been obtained. Pruco Life's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life's ability to meet its obligations under the Contracts.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is currently pursuing reorganizing itself into a publicly traded stock company through a process known as "demutualization". On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. On December 15, 2000, the Board of Directors adopted a plan of reorganization pursuant to that legislation and authorized management to submit an application to the New Jersey Commissioner of Banking and Insurance for approval of the plan. However, demutualization is a complex process and a number of additional steps must be taken before the demutualization can occur, including a public hearing, voting by qualified policyholders, and regulatory approval. Prudential is planning on completing this process in 2001, but there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans. As a general rule, the plan of reorganization provides that, in order for policies or contracts to be eligible for compensation in the demutualization, they must have been in force on the date the Board of Directors adopted the plan, December 15, 2000.

The Pruco Life Variable Universal Account

We have established a separate account, the Pruco Life Variable Universal Account (the "Account") to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989 under Arizona law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life's other assets.

Pruco Life is the legal owner of the assets in the Account. Pruco Life will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life to commence operation of the Account and may include accumulations of the charges Pruco Life makes against the Account. From time to time these additional assets will be transferred to Pruco Life's general account. Pruco Life will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life.

Currently, you may invest in one or a combination of 16 available variable investment options. When you choose a variable investment option, we purchase shares of the Series Fund portfolio which is held as an investment for that option. We hold these shares in the separate account. Pruco Life may add additional variable investment options in the future. The Account's financial statements begin on page A1.

The Prudential Series Fund, Inc.

Listed below are the Series Fund portfolios in which the variable investment options invest, their investment objectives, and investment advisers.

The Series Fund has a separate prospectus that is provided with this prospectus. You should read the Series Fund prospectus before you decide to allocate assets to a variable investment option using its corresponding Series Fund portfolio. There is no assurance that the investment objectives of the portfolios will be met.

 . Diversified Bond Portfolio: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

 .  Equity Portfolio: The investment objective is capital appreciation. The
   Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

 .  High Yield Bond Portfolio: The investment objective is a high total return.
   The Portfolio invests primarily in high yield/high risk debt securities.

 . Money Market Portfolio: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

 . Prudential Jennison Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

 . Stock Index Portfolio: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Stock Index ("S&P 500").

 . SP AIM Aggressive Growth Portfolio: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in securities of companies whose earnings the portfolio managers expect to grow more than 15% per year.

 . SP Alliance Large Cap Growth Portfolio: The investment objective is growth of capital by pursuing aggressive investment policies. The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. Companies that are judged likely to achieve superior earnings growth.

 . SP Alliance Technology Portfolio: The investment objective is growth of capital and invests for capital appreciation. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e. companies that use technology extensively in the development of new or improved products or processes).

 .  SP Davis Value Portfolio: The investment objective is growth of capital. The
   Portfolio invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

 . SP Deutsche International Equity Portfolio: The investment objective is long-term capital appreciation. The Portfolio invests primarily in the stocks and other securities with equity characteristics of companies in developed countries outside the United States.

 . SP INVESCO Small Company Growth Portfolio: The investment objective is long-term capital growth. The Portfolio invests primarily in the stocks of small companies with market capitalizations under $2 billion at the time of purchase.

 . SP MFS Capital Opportunities Portfolio: The investment objective is capital appreciation. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies in both the United States and in foreign countries, which the portfolio managers believe have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

 . SP MFS Mid-Cap Growth Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in stocks, convertible securities and depository receipts of companies with medium market capitalizations, which the Portfolio's portfolio managers believe have above-average growth potential.

 . SP Prudential U.S. Emerging Growth Portfolio: The investment objective is long-term capital appreciation. The Portfolio seeks investments whose price will increase over several years. The Portfolio invests primarily in stocks of small and medium-sized U.S. companies with potential for above-average growth.

 . SP Small/Mid Cap Value Portfolio: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks of companies with small to medium market capitalizations.

Prudential is the overall investment adviser to the Diversified Bond Portfolio, Equity Portfolio, High Yield Bond Portfolio, Money Market Portfolio, Prudential Jennison Portfolio, and the Stock Index Portfolio. Prudential's principal business address is 751 Broad Street, Newark, NJ 07102-3777.

Jennison Associates LLC ("Jennison"), a wholly-owned subsidiary of Prudential, serves as subadviser to the Equity Portfolio, Prudential Jennison Portfolio, and the SP Prudential U.S. Emerging Growth Portfolio. Jennison's principal business address is 466 Lexington Avenue, New York, NY 10017.

Prudential Investment Corporation ("PIC"), also a wholly-owned subsidiary of Prudential, serves as subadviser to the Stock Index Portfolio and the Money Market Portfolio. PIC's business address is 751 Broad Street, Newark, NJ 07102.

Prudential Investments Fund Management LLC ("PIFM"), subsidiary of Prudential, is the investment adviser to the SP AIM Aggressive Growth Portfolio, SP Alliance Large Cap Growth Portfolio, SP Alliance Technology Portfolio, SP Davis Value Portfolio, SP Deutsche International Equity Portfolio, SP INVESCO Small Company Growth Portfolio, SP MFS Capital Opportunities Portfolio, SP MFS Mid-Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, and the SP Small/Mid Cap Value Portfolio. PIFM's business address is 100 Mulberry Street, Newark, NJ 07102.

A I M Capital Management, Inc. ("A I M Capital") serves as the sub-adviser to the SP AIM Aggressive Growth Portfolio. A I M Capital's principal business address is 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Alliance Capital Management, L.P. ("Alliance") serves as the sub-adviser to the SP Alliance Large Cap Growth Portfolio and the SP Alliance Technology Portfolio. Alliance's principal business address is 1345 Avenue of the Americas, New York, NY 10105.

Bankers Trust Company ("Bankers Trust"), an indirect wholly-owned subsidiary of Deutsche Bank AG, serves as the sub-adviser to the SP Deutsche International Equity Portfolio. Bankers Trust's principal business address is 130 Liberty Street, New York, NY 10006.

Davis Selected Advisers, LP serves as the sub-adviser to the SP Davis Value Portfolio. The principal business address for Davis Selected Advisers, LP is 124 East Elvira Street, Santa Fe, NM 87501.

Fidelity Management & Research Company ("FMR") serves as the sub-adviser to the SP Small/Mid Cap Value Portfolio. FMR's principal business address is 82 Devonshire Street, Boston, MA 02109.

Invesco Funds Group, Inc. ("Invesco') serves as the sub-adviser to the SP Invesco Small Company Growth Portfolio. Invesco's principal business address is 7800 East Union Avenue, Denver, CO 80237.

Massachusetts Financial Services Company ("MFS") serves as the sub-adviser for the SP MFS Capital Opportunities Portfolio and the SP MFS Mid-Cap Growth Portfolio. The principal business address for MFS is 500 Boylston Street, Boston, MA 02116.

The Series Fund's investment advisers charge a daily investment management fee as compensation for their services. These fees are described in the table under Deductions from Portfolios in the Charges and Expenses section, see page 11, and are more fully described in the Series Fund prospectus.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Series Fund nor the Series Fund currently foresees any such disadvantage, the Series Fund's Board of Directors intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

   (1)   changes in state insurance law;
   (2)   changes in federal income tax law;
   (3) changes in the investment management of any portfolio of the Series Fund; or
   (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Voting Rights

We are the legal owner of the shares in the Series Fund associated with the variable investment options. However, we vote the shares in the Series Fund according to voting instructions we receive from Contract owners. We will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions and shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal regulation. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life to vote shares of the Series Fund in its own right, it may elect to do so.

The Fixed-Rate Option

Because of exemptive and exclusionary provisions, interests in the fixed-rate option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed-rate option are not subject to the provisions of these Acts, and Pruco Life has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed-rate option. Any inaccurate or misleading disclosure regarding the fixed-rate option may, however, be subject to certain generally applicable provisions of federal securities laws.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Pruco Life's general account. The general account consists of all assets owned by Pruco Life other than those in the Account and in other separate accounts that have been or may be established by Pruco Life. Subject to applicable law, Pruco Life has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco Life guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life declares periodically, but not less than an effective annual rate of 4%. Pruco Life is not obligated to credit interest at a rate higher than an effective annual rate of 4%, although we may do so.

Transfers from the fixed-rate option are subject to strict limits, see Transfers, page 23. The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months. See When Proceeds are Paid, page 30.

Which Investment Option Should Be Selected?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. For example, portfolios such as the Equity, Prudential Jennison, Stock Index, SP AIM Aggressive Growth, and SP Prudential U.S. Emerging Growth may be desirable options if you are willing to accept such volatility in your Contract values. Each equity portfolio involves different policies and investment risks. See The Prudential Series Fund, Inc., page 7, for additional equity portfolios available under the Contract and their specific investment objectives.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields.

You may wish to divide your invested premium among two or more of the available options. Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life representative from time to time about the choices available to you under the Contract. Pruco Life recommends against frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

             DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS

Charges and Expenses

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See Contract Loans, page 33. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Deductions from Premium Payments

(a) We reserve the right to charge up to 7.5% for taxes attributable to premiums. In California, Oregon, and Texas this is called a premium based administrative charge. For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life. This charge is made up of two parts which currently equal a total of 3.75% of the premiums received.

      The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is Pruco Life's estimate of the average burden of state taxes generally. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. The rate applies uniformly to all policyholders without regard to state of residence. Pruco Life may collect more for this charge than it actually pays for state and local premium taxes.

      The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We reserve the right to charge up to 6% of premiums paid for sales expenses in all Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature.

      Currently, the charge is equal to 4% of premiums paid up to the amount of the Sales Load Target Premium and 2% of premiums paid in excess of this amount for the first 10 Contract years (or the first 10 years of a coverage segment representing an increase in basic insurance amount); 0% thereafter. The Sales Load Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Sales Load Target Premium is generally equal to what the Target Premium for a Type A Contract would be if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Sales Load Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Sales Load Target Premium will generally be less than the Target Premium. See Premiums, page 19.

      Paying more than the Sales Load Target Premium in any of the first 10 Contract years could reduce your total sales load. For example, assume that a Contract with no riders or extra insurance charges has a Sales Load Target Premium of $884 and the Contract owner would like to pay 10 premiums. If the Contract owner paid $1,768 (two times the amount of the Sales Load Target Premium) in every other Contract year up to the ninth year (i.e. in years 1, 3, 5, 7, 9), the total sales load charge would be $265.20. If the Contract owner paid $884 in each of the first 10 Contract years, the total sales load would be $353.60. For additional information, see Increases in Basic Insurance Amount, page 28.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the Death Benefit Guarantee Values shown on your Contract data pages. See Death Benefit Guarantee, page 21. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 33.

Deductions from Portfolios

We deduct an investment advisory fee daily from each portfolio of the Series Fund at a rate, on an annualized basis, ranging from 0.35% for the Stock Index Portfolio to 1.15% for the SP Alliance Technology Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1999, expressed as a percentage of the average assets during the year, are shown below:

-----------------------------------------------------------------------------------------------------------------
                                                         Investment                    Total        Total
                                                          Advisory       Other      Contractual     Actual
      The Prudential Series Fund, Inc. Portfolios           Fee         Expenses      Expenses     Expenses*
-----------------------------------------------------------------------------------------------------------------
Diversified Bond Portfolio                                  0.40%        0.03%         0.43%          0.43%
-----------------------------------------------------------------------------------------------------------------
Equity Portfolio                                            0.45%        0.02%         0.47%          0.47%
-----------------------------------------------------------------------------------------------------------------
High Yield Bond Portfolio                                   0.55%        0.05%         0.60%          0.60%
-----------------------------------------------------------------------------------------------------------------
Money Market Portfolio                                      0.40%        0.02%         0.42%          0.42%
-----------------------------------------------------------------------------------------------------------------
Prudential Jennison Portfolio                               0.60%        0.03%         0.63%          0.63%
-----------------------------------------------------------------------------------------------------------------
Stock Index Portfolio                                       0.35%        0.04%         0.39%          0.39%
-----------------------------------------------------------------------------------------------------------------
SP AIM Aggressive Growth Portfolio                          0.95%        0.50%         1.45%          1.07%
-----------------------------------------------------------------------------------------------------------------
SP Alliance Large Cap Growth Portfolio                      0.90%        0.30%         1.20%          1.10%
-----------------------------------------------------------------------------------------------------------------
SP Alliance Technology Portfolio                            1.15%        0.47%         1.62%          1.30%
-----------------------------------------------------------------------------------------------------------------
SP Davis Value Portfolio                                    0.75%        0.31%         1.06%          0.83%
-----------------------------------------------------------------------------------------------------------------
SP Deutsche International Equity Portfolio                  0.90%        0.77%         1.67%          1.10%
-----------------------------------------------------------------------------------------------------------------
SP INVESCO Small Company Growth Portfolio                   0.95%        0.59%         1.54%          1.15%
-----------------------------------------------------------------------------------------------------------------
SP MFS Capital Opportunities Portfolio                      0.75%        0.39%         1.14%          1.00%
-----------------------------------------------------------------------------------------------------------------
SP MFS Mid-Cap Growth Portfolio                             0.80%        0.52%         1.32%          1.00%
-----------------------------------------------------------------------------------------------------------------
SP Prudential U.S. Emerging Growth Portfolio                0.60%        0.52%         1.12%          0.90%
-----------------------------------------------------------------------------------------------------------------
SP Small/Mid Cap Value Portfolio                            0.90%        0.68%         1.58%          1.05%
-----------------------------------------------------------------------------------------------------------------
* Reflects fee waivers and reimbursement of expenses, if any.
-----------------------------------------------------------------------------------------------------------------

Daily Deduction from the Contract Fund

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of up to 0.45%. Currently, we charge 0.25%. This charge is intended to compensate Pruco Life for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

Monthly Deductions from the Contract Fund

Pruco Life deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s] or you may select up to two variable investment options from which we deduct your Contract's monthly charges. See Allocated Charges, page 15.

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records, and communicating with Contract owners. Currently, the first part of the charge is equal to $20 per Contract for the first two Contract years and $8 per Contract thereafter. Pruco Life reserves the right, however, to charge up to $20 per Contract for the first two Contract years and $10 per Contract thereafter. The second part of this charge is equal to an amount up to $1.12 per $1,000 of the basic insurance amount for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, and rating class of the insured.

     If the Contract includes a coverage segment representing an increase in basic insurance amount, we will deduct $12 per segment for the first two years of the coverage segment and zero thereafter; plus an amount up to $1.12 per $1,000 of the coverage segment for the first five Contract years and zero thereafter. The amount per $1,000 varies by sex, issue age, and rating class of the insured.

     In either of the instances described above, the highest charge per thousand is $1.12 and applies to male and female smoker and non-smoker above age 74 at certain rating classes. The lowest charge per thousand is $0.03 and applies to female age 0-14, non-smoker at certain rating classes. The amount of the charge that applies to a particular Contract is shown on the Contract Data pages under the heading "Adjustments to the Contract
     Fund."

     The following table provides sample per thousand charges:

                         --------------------------------------------------------------------------------
                                             Male             Male           Female           Female
                           Issue Age      Non-Smoker         Smoker        Non-Smoker         Smoker
                         --------------------------------------------------------------------------------
                              35             $0.14           $0.23            $0.12           $0.16
                         --------------------------------------------------------------------------------
                              45             $0.24           $0.34            $0.19           $0.28
                         --------------------------------------------------------------------------------
                              55             $0.40           $0.45            $0.31           $0.42
                         --------------------------------------------------------------------------------
                              65             $0.67           $0.76            $0.53           $0.70
                         --------------------------------------------------------------------------------


     A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life's current COI rates are lower than the maximum rates. For additional information, see Increases in Basic Insurance Amount, page 28.

(b) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted. See Riders, page 17.

(c) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

(d) A charge may be deducted to cover federal, state or local taxes (other than "taxes attributable to premiums" described above) that are imposed upon the operations of the Account. In California, Oregon, and Texas this is called a premium based administrative charge. At present no such taxes are imposed and no charge is made.

     The earnings of the Account are taxed as part of the operations of Pruco Life. Currently, no charge is being made to the Account for Pruco Life's federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Deductions from Premiums, page 11. Pruco Life periodically reviews the question of a charge to the Account for Company federal income taxes. We may make such a charge in the future for any federal income taxes that would be attributable to the Contracts.

Surrender Charges

We will deduct a surrender charge if, during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the Contract lapses, is surrendered, or the basic insurance amount is decreased (including as a result of a withdrawal or a death benefit type change). The surrender charge is a percentage of the Surrender Target Premium. The percentage varies by issue age. The Surrender Target Premium is equal to the Sales Load Target Premium at the time the policy (or coverage) is issued less premiums for riders or extras. The duration of the surrender charge also varies by issue age. For all issue ages 0-45, the maximum first year percentage is 90% of the Surrender Target Premium, and is reduced annually at a constant rate to zero by the end of the 10/th/ year.

The chart below shows the maximum percentages for all ages at the beginning of the first Contract year, the rate at which the percentages is reduced annually, and the end of the last Contract year for which a surrender charge is shown. The surrender charge is not deducted from the death benefit if the insured should die during this period. This charge is deducted to cover sales and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records. A schedule showing the maximum surrender charges for a full surrender occurring during each year for which a surrender charge may be payable is found in the Contract Data pages of the Contract.

    --------------------------------------------------------          --------------------------------------------------------
                                Reduction in                                                      Reduction in
      Issue      Percentage      percentage      To the                  Issue    Percentage at    percentage       To the
       Age       at start of    points each    end of year                Age     start of year    points each   end of year
                   year 1          year                                                 1             year
    --------------------------------------------------------          --------------------------------------------------------
       0-45         90.0%          9.00%            10                     60         47.5%           6.79%           7
    --------------------------------------------------------          --------------------------------------------------------
        46          87.0%          8.70%            10                     61         45.0%           7.50%           6
    --------------------------------------------------------          --------------------------------------------------------
        47          84.0%          8.40%            10                     62         42.5%           7.08%           6
    --------------------------------------------------------          --------------------------------------------------------
        48          81.0%          8.10%            10                     63         40.0%           8.00%           5
    --------------------------------------------------------          --------------------------------------------------------
        49          78.0%          7.80%            10                     64         37.5%           9.37%           4
    --------------------------------------------------------          --------------------------------------------------------
        50          75.0%          7.50%            10                     65         35.0%           8.75%           4
    --------------------------------------------------------          --------------------------------------------------------
        51          72.0%          7.20%            10                     66         34.0%           8.50%           4
    --------------------------------------------------------          --------------------------------------------------------
        52          69.0%          6.90%            10                     67         33.5%           8.37%           4
    --------------------------------------------------------          --------------------------------------------------------
        53          66.0%          6.60%            10                     68         33.0%           8.25%           4
    --------------------------------------------------------          --------------------------------------------------------
        54          63.0%          6.30%            10                     69         32.5%          10.83%           3
    --------------------------------------------------------          --------------------------------------------------------
        55          60.0%          6.00%            10                     70         32.0%          10.67%           3
    --------------------------------------------------------          --------------------------------------------------------
        56          57.5%          6.39%            9                      71         31.5%          10.50%           3
    --------------------------------------------------------          --------------------------------------------------------
        57          55.0%          6.87%            8                      72         31.0%          10.33%           3
    --------------------------------------------------------          --------------------------------------------------------
        58          52.5%          6.56%            8                      73         30.5%          10.17%           3
    --------------------------------------------------------          --------------------------------------------------------
        59          50.0%          7.14%            7                   74 and        30.0%          10.00%           3
                                                                         above
    --------------------------------------------------------          --------------------------------------------------------

We will show a surrender charge threshold for each coverage segment in the Contract data pages. This threshold amount is the segment's lowest coverage amount since its effective date. If during the first 10 Contract years (or during the first 10 years of a coverage segment representing an increase in basic insurance amount), the basic insurance amount is decreased (including as a result of a withdrawal or a change in type of death benefit), and the new basic insurance amount for any coverage segment is below the threshold for that segment, we will deduct a percentage of the surrender charge for that segment. The percentage will be the amount by which the new coverage segment is less than the threshold, divided by the threshold. After this transaction, the threshold will be updated and a corresponding new surrender charge schedule will also be determined to reflect that portion of surrender charges deducted in the past. See Increases in Basic Insurance Amount, page 28 and Decreases in Basic Insurance Amount, page 29.

Transaction Charges

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We currently charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

(c) We may charge an administrative processing fee of up to $25 for any change in basic insurance amount.

(d) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

Charges After Age 100

Beginning on the contract anniversary when the insured reaches attained age 100, premiums will no longer be accepted and monthly charges will no longer be deducted from the Contract Fund. You may continue the contract until the insured's death, or until you surrender the contract for its cash surrender value. You may continue to make transfers, loans and withdrawals, subject to the limitations on these transactions described elsewhere. If you have any amounts allocated to the variable investment options, mortality and expense risk charges and investment advisory fees will continue to be deducted daily. Any outstanding loan will remain on the policy, unless repaid, and will continue to accrue interest.

Allocated Charges

You may choose from which variable investment option(s) we deduct your Contract's monthly charges. Monthly charges include: (1) monthly administrative charges, (2) COI charges, (3) any rider charges, and (4) any charge for substandard risk classification. You may select up to two variable investment options for the allocation of monthly charges. Allocations must be designated in whole percentages. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to the selected variable investment options must equal 100%. The fixed-rate option is not available as an allocation option. See Monthly Deductions from the Contract Fund, page 13.

If there are insufficient funds in one or both of the selected variable investment options to cover the monthly charges, the selected variable investment option(s) will be reduced to zero. Any remaining charge will be deducted from all other variable investment options and the fixed-rate option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will deduct monthly charges proportionately from your variable investment options and the fixed-rate option.

Requirements for Issuance of a Contract

The Contract may generally be issued on insureds through age 90. Currently, the minimum face amount for Contracts without a Target Term Rider is $75,000 ($50,000 for insureds below the age of 18, $100,000 for insureds ages 76-80, and $250,000 for insureds ages 81 and above). The minimum face amount for Contracts issued with a Type C (return of premium) death benefit is $250,000. See Types of Death Benefit, page 16.

For Contracts with a Target Term Rider, the minimum total face amount (basic insurance amount plus any Target Term Rider coverage amount combined) is $250,000. Furthermore, if the Target Term Rider is added to the Contract, the minimum face amount of the base Contract is $100,000, while the minimum rider coverage amount is $5,000. See Riders, page 17. Pruco Life may reduce the minimum face amounts of the Contracts it will issue.

Pruco Life requires evidence of insurability, which may include a medical examination, before issuing any Contract. Non-smokers are offered the most favorable cost of insurance rates. We charge a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements. We reserve the right to change them on a non-discriminatory basis.

Short-Term Cancellation Right or "Free-Look"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, with no adjustment for investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, plus or minus any change due to investment experience. For information on how premium payments are allocated during the "free-look" period, see Allocation of Premiums, page 20.

Types of Death Benefit

You may select either of three types of death benefit at issue. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page
24. The payment of additional premiums and favorable investment results of the variable investment options to which the assets are allocated will generally increase the cash surrender value. See How a Contract's Cash Surrender Value Will Vary, page 24.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. See How a Contract's Cash Surrender Value Will Vary, page 24 and How a Type B (Variable) Contract's Death Benefit Will Vary, page 25. Unfavorable investment performance will result in decreases in the death benefit and in the cash surrender value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract, less withdrawals. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See How a Contract's Surrender Value Will Vary, page 24 and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 26.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount and the deduction of any applicable surrender charges. We will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See Withdrawals, page 27.

Changing the Type of Death Benefit

You may change the type of death benefit any time after issue and subject to Pruco Life's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change. The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. See Requirements for Issuance of a Contract, page 15. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. A type change that reduces the basic insurance amount may result in the assessment of surrender charges. See Charges and Expenses, page 11. Furthermore, if you choose a Type A or Type B death benefit at issue, you will NOT be able to change to a Type C death benefit after issue.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type A death benefit.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference. This change is only available to Contracts which were issued with a Type C death benefit and subsequently changed to a Type B death benefit.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between: (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

           --------------------------------------------------------
                            Basic Insurance Amount
           ========================================================
                       FROM                          TO
           --------------------------------------------------------
                Type A           Type B                 Type C

               $300,000         $250,000               $260,000
           --------------------------------------------------------
                Type B           Type A                 Type C

               $250,000         $300,000               $260,000
           --------------------------------------------------------
                Type C           Type A                 Type B

               $260,000         $300,000               $250,000
           --------------------------------------------------------

To request a change, fill out an application for change which can be obtained from your Pruco Life representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

Riders

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date. The amounts of these benefits do not depend on the performance of the Account, although they will no longer be available if the Contract lapses. Certain restrictions may apply and are clearly described in the applicable rider. Your Pruco Life representative can explain all of these extra benefits further. Also, samples of the provisions are available from Pruco Life upon written request.

Enhanced Disability Benefit -- The Enhanced Disability Benefit pays certain amounts into the Contract if the insured is totally disabled, as defined in the benefit provision.

Accidental Death Benefit -- The Accidental Death Benefit provides an additional death benefit that is payable if the insured's death is accidental, as defined in the benefit provision.

Children Level Term Rider -- The Children Level Term Rider provides term life insurance coverage on the life of the insured's children.

Target Term Rider -- The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. You specify the amount of term rider coverage you desire, up to four times the base Contract's basic insurance amount. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. After issue, while the rider is in-force, you may increase the rider coverage amount subject to a minimum increase amount of $25,000 and the underwriting requirements determined by Pruco Life. The rider coverage amount after the increase cannot exceed four times the base Contract's basic insurance amount. You may also decrease your rider coverage amount after issue, subject to a minimum decrease amount of $10,000.

The Rider death benefit fluctuates as the base Contract's death benefit changes. When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, if the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). The rider death benefit will never increase beyond the rider coverage amount. It is possible, however, for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero.

        $500,000 Basic Insurance Amount and $500,000 Target Term Rider
                             Type A Death Benefit

                                    [GRAPH]

                         Target Term Rider Plot Points

Policy Year         Base Policy Death Benefit            Target Death Benefit
     1              $         500,000                    $       500,000
     2              $         500,000                    $       500,000
     3              $         500,000                    $       500,000
     4              $         500,000                    $       500,000
     5              $         500,000                    $       500,000
     6              $         500,000                    $       500,000
     7              $         500,000                    $       500,000
     8              $         500,000                    $       500,000
     9              $         500,000                    $       500,000
    10              $         550,000                    $       450,000
    11              $         605,000                    $       395,000
    12              $         665,500                    $       334,500
    13              $         732,050                    $       267,950
    14              $         805,255                    $       194,745
    15              $         885,781                    $       114,220
    16              $       1,000,000                    $          -
    17              $       1,100,000                    $          -
    18              $       1,210,000                    $          -
    19              $       1,331,000                    $          -
    20              $       1,464,100                    $          -


You should consider the following factors when purchasing a Contract with a Target Term Rider:

 .    A Contract with a Target Term Rider will offer higher cash values and death benefits than an all base policy with the same death benefit if Pruco Life does not change its current charges. This is because the current sales expense charge attributable to the Target Term Rider is 2% rather than the 4% charge attributable to the Sales Load Target Premium under the base Contract. We currently take lower current Cost of Insurance charges under the term rider and we currently charge no monthly administrative charge under the rider.

 .    However, a Contract with a Target Term Rider offers the potential for lower cash values and death benefits than an all base policy with the same death benefit if Pruco Life raises its current charges to the maximum contractual level. This is because guaranteed maximum charges under the Contract and Target Term Rider are the same except for the per $1,000 of insurance portion of the monthly administrative charge which extends for 10 years on the rider and only five years on the base Contract. The surrender charge does not apply to the Target Term Rider.

Other factors to consider are:

 .    The length of the Death Benefit Guarantee available on Contracts with a
     Target Term Rider is limited to five years. If it is important to you to have a Death Benefit Guarantee period longer than five years, you may want to purchase a Contract without a Target Term Rider. See Death Benefit Guarantee, page 21.

 .    The Enhanced Disability Benefit, as described above, is unavailable on
     Contracts with a Target Term Rider. If it is important to you to have the Enhanced Disability Benefit, you may want to purchase a Contract without a Target Term Rider.

 .    The Accidental Death Benefit, as described above, does not apply to any portion of the death benefit that is attributable to a Target Term Rider. If it is important to you to have the maximum amount of Accidental Death Benefit allowed under your Contract, you may want to purchase a Contract without a Target Term Rider.

 .    The Living Needs Benefit does not apply to the portion of the death benefit that is attributable to a Target Term Rider. If it is important to you that the Living Needs Benefit applies to the entire death benefit, you may want to purchase a Contract without a Target Term Rider. See Living Needs Benefit, page 30.

 .    The rider coverage amount terminates at the insured's age 100. If it is important to you that no coverage amount then in effect terminates at the insured's attained age 100, you may want to purchase a contract without a Target Term Rider.

Some of the factors outlined above can have effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life representative to provide illustrations based on different combinations of base Contract basic insurance amount and rider coverage amount. You can then discuss with your Pruco Life representative how these combinations may address your objectives.

Contract Date

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering the insured's issue age, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

Premiums

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts (the minimum premium payment is $15 for premiums made by electronic fund transfer).

We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See How a Type A (Fixed) Contract's Death Benefit Will Vary, page 24, How a Type B (Variable) Contract's Death Benefit Will Vary, page 25, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 26. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits, page 33.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of premiums which are described below. Understanding them may help you understand how the Contract works.

      Target Premiums are premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force until the insured's age 65, or if later, during the first 10 Contract years, regardless of investment performance and assuming no loans or withdrawals (not applicable to Contracts with the Target Term Rider). If you choose to continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums substantially higher than the Target Premium. However, not all Contracts offer the Death Benefit Guarantee beyond this period. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page 21. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Target Premium. For a Contract with no riders or extra risk charges, these premiums will be level.

      It is possible, in some instances, to pay a premium lower than the Target Premium; the Short-Term Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract in-force during the first five Contract years, regardless of investment performance and assuming no loans or withdrawals. To continue the Death Benefit Guarantee beyond this period, you will have to begin paying premiums higher than the Short-Term Premium. However, not all Contracts offer the Death Benefit Guarantee beyond five Contract years. The length of the Death Benefit Guarantee available to you depends on your Contract's death benefit type, the definition of life insurance test selected at issue, and whether the Target Term Rider is on the Contract. See Death Benefit Guarantee, page
      21. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Short-Term Premium. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level.

      Lifetime Premiums are the premiums that, if paid at the beginning of each Contract year, will keep the Contract in-force during the lifetime of the insured, regardless of investment performance and assuming no loans or withdrawals (not applicable to all Contracts). See Death Benefit Guarantee, page 21. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. When you purchase a Contract, your Pruco Life representative can tell you the amount[s] of the Lifetime Premium.

We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain in-force if: (1) the Contract Fund, less any applicable surrender charges, is greater than zero and more than any Contract debt or (2) you have paid sufficient premiums, on an accumulated basis, to meet the Death Benefit Guarantee conditions and Contract debt is not equal to or greater than the Contract Fund, less any applicable surrender charges. You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. When you apply for the Contract, you should discuss with your Pruco Life representative how frequently you would like to be billed (if at all) and for what amount.

Allocation of Premiums

On the Contract date: (1) we deduct the charge for sales expenses and the charge for taxes attributable to premiums from the initial premium (In California, Oregon, and Texas this is called a premium based administrative charge); (2) we allocate the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period to the Money Market investment option; and (3) the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed-rate option according to your most current allocation request. See Short-Term Cancellation Right or "Free-Look," page 16. The transfer from the Money Market investment option immediately following the "free-look" period will not be counted as one of your 12 free transfers described under Transfers, page
23. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums also apply to all subsequent premium payments. The remainder will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33"% cannot. Of course, the total allocation to all selected investment options must equal 100%.

Death Benefit Guarantee

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the death of the insured. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. Likewise, a Contract loan will negate any guarantee. See Withdrawals, page 27, and Contract Loans, page 33. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract.

At the Contract date and on each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%.

We also calculate Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. These are not cash values that you can realize by surrendering the Contract, nor are they payable death benefits. Your Contract data pages contain a table of Death Benefit Guarantee Values, calculated as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

At each Monthly date, during the Death Benefit Guarantee period shown on your Contract data pages, we will compare your Accumulated Net Payments to the Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the Death Benefit Guarantee Value and Contract debt does not equal or exceed the Contract Fund less any applicable surrender charges, then the Contract is kept in-force, regardless of the amount in the Contract Fund.

Short-Term, Target, and Lifetime Premiums are payments which correspond to the Death Benefit Guarantee Values shown on your Contract data pages. For example, payment of the Short-Term Premium at the beginning of each Contract year guarantees that your Contract will not lapse during the first five Contract years, assuming no loans or withdrawals. However, payment of the Short-Term Premium after year five will not assure that your Contract's Accumulated Net Payments will continue to meet the Death Benefit Guarantee Values. See Premiums, page 19.

If you want a Death Benefit Guarantee to last longer than five years, you should expect to pay at least the Target Premium at the start of each Contract year. Paying the Target Premium at the beginning of each Contract year guarantees your Contract against lapse until the insured's age 65 or for 10 years after issue, whichever comes later, assuming no loans or withdrawals. However, payment of the Target Premium after this Death Benefit Guarantee period, will not assure that your Contract's Accumulated Net Payments will meet the subsequent, much higher, Death Benefit Guarantee Values.

If you want a Death Benefit Guarantee to last the lifetime of the insured, then you should expect to pay at least the Lifetime Premium at the start of each Contract year. Paying the Lifetime Premium at the beginning of each Contract year guarantees your Contract against lapse for the insured's lifetime, assuming no loans or withdrawals.

The following table provides sample Short-Term, Target, and Lifetime Premiums (to the nearest dollar). The examples assume: (1) the insured is a male, Preferred Best, with no extra risk or substandard ratings; (2) a $250,000 basic insurance amount; (3) no extra benefit riders have been added to the Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

   -----------------------------------------------------------------------------

                              Illustrative Annual Premiums

   ----------------------------------------------------------------------------
      Age of
    insured at           Type of            Short-Term    Target       Lifetime
      issue       Death Benefit Chosen        Premium     Premium      Premium
   ----------------------------------------------------------------------------
       40           Type A (Fixed)            $ 1,640      $ 2,138      $ 4,765
   ----------------------------------------------------------------------------
       40         Type B (Variable)           $ 1,643      $ 2,220      $14,185
   ----------------------------------------------------------------------------
       40     Type C (Return of Premium)      $ 1,643         N/A          N/A
   ----------------------------------------------------------------------------
       60           Type A (Fixed)            $ 6,678      $ 7,158      $12,963
   ----------------------------------------------------------------------------
       60         Type B (Variable)           $ 6,705      $ 7,218      $33,195
   ----------------------------------------------------------------------------
       60     Type C (Return of Premium)      $ 7,055         N/A          N/A
   ----------------------------------------------------------------------------
       80           Type A (Fixed)            $36,723      $39,358      $47,235
   ----------------------------------------------------------------------------
       80         Type B (Variable)           $37,550      $43,980      $83,015
   ----------------------------------------------------------------------------
       80     Type C (Return of Premium)        N/A          N/A          N/A
   ----------------------------------------------------------------------------

Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; it is certainly not the only way. The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

When determining what premium amounts to pay and the frequency of your payments, you should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee until the later of the insured's age 65 or 10 years after issue, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Death Benefit Guarantee Values in the first five years, you will need to pay more than the Target Premium at the beginning of the 6th year in order to continue the Death Benefit Guarantee.

Similarly, if you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Death Benefit Guarantee Values until the later of the insured's age 65 or 10 years after issue, a substantial amount may be required
                                            -----------
to meet the subsequent Death Benefit Guarantee Values and continue the guarantee. In addition, it is possible that the payment required to continue the guarantee beyond this period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33.

Not all Contracts will have the Death Benefit Guarantee available in all years. Type A and Type B Contracts with the Cash Value Accumulation Test elected for definition of life insurance testing will have the Death Benefit Guarantee available for the lifetime of the insured. However, Type A and Type B Contracts with the Guideline Premium Test elected for definition of life insurance testing will have the Death Benefit Guarantee available until the insured's age 65 or 10 years after issue, whichever is later. Furthermore, Type C Contracts with either the Cash Value Accumulation Test or Guideline Premium Test elected for definition of life insurance testing, will only have the Death Benefit Guarantee available for the first five Contract years. Contracts with the Target Term Rider will also have the Death Benefit Guarantee available for only the first five Contract years. Your Contract data pages will show Death Benefit Guarantee Values for the duration available with your Contract. See Types of Death Benefit, page 16 and Tax Treatment of Contract Benefits, page 33.

Transfers

You may, up to 12 times each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed-rate option without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a variable investment option may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned, depending on the terms of the assignment. See Assignment, page 36.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Only one transfer from the fixed-rate option will be permitted during each Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of: (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Pruco Life may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the investment option or to the disadvantage of other contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing and amount of transfers. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

Dollar Cost Averaging

As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other variable investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly or quarterly.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

Auto-Rebalancing

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance variable investment option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages.

Auto-Rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

How a Contract's Cash Surrender Value Will Vary

You may surrender the Contract for its cash surrender value (referred to as net cash value in the Contract). The Contract's cash surrender value on any date will be the Contract Fund less any applicable surrender charges and less any Contract debt. See Contract Loans, page 33. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under Charges and Expenses, page
11. Upon request, Pruco Life will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying certain premium amounts, and assuming hypothetical uniform investment results in the Series Fund portfolios. Five of the tables assume current charges will be made throughout the lifetime of the Contract and five of them assume maximum charges will be made. See Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums, page 31.

How a Type A (Fixed) Contract's Death Benefit Will Vary

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit; and (3) Type C, a return of premium death benefit. A Type C (return of premium) death benefit generally varies by the amount of premiums paid, a Type B (variable) death benefit varies with investment performance, and a Type A (fixed) death benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

          (1)  the basic insurance amount; and

          (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.

                         Type A (Fixed) Death Benefit
-------------------------------------------------------------------------------
              IF                                   THEN
-------------------------------------------------------------------------------
                and the    the attained      the Contract Fund       and the
  the insured   Contract     age factor      multiplied by the        Death
   is age       Fund is         is**      attained age factor is    Benefit is
-------------------------------------------------------------------------------
     40         $ 25,000        3.57             89,250              $250,000
     40         $ 75,000        3.57            267,750              $267,750*
     40         $100,000        3.57            357,000              $357,000*
-------------------------------------------------------------------------------

     60         $ 75,000        1.92            144,000              $250,000
     60         $125,000        1.92            240,000              $250,000
     60         $150,000        1.92            288,000              $288,000*
-------------------------------------------------------------------------------

     80         $150,000        1.26            189,000              $250,000
     80         $200,000        1.26            252,000              $252,000*
     80         $225,000        1.26            283,500              $283,500*
-------------------------------------------------------------------------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
-------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under a Type B (variable) Contract, while the Contract is in-force, the death benefit will never be less than the basic insurance amount, but will vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

          (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

          (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.

                        Type B (Variable) Death Benefit
------------------------------------------------------------------------------
             IF                                  THEN
------------------------------------------------------------------------------
               and the    the attained     the Contract Fund        and the
 the insured   Contract     age factor      multiplied by the        Death
   is age      Fund is        is**       attained age factor is    Benefit is
------------------------------------------------------------------------------

     40        $ 25,000       3.57                89,250           $275,000
     40        $ 75,000       3.57               267,750           $325,000
     40        $100,000       3.57               357,000           $357,000*
------------------------------------------------------------------------------

     60        $ 75,000       1.92               144,000           $325,000
     60        $125,000       1.92               240,000           $375,000
     60        $150,000       1.92               288,000           $400,000
------------------------------------------------------------------------------

     80        $150,000       1.26               189,000           $400,000
     80        $200,000       1.26               252,000           $450,000
     80        $225,000       1.26               283,500           $475,000
------------------------------------------------------------------------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

How a Type C (Return of Premium) Contract's Death Benefit Will Vary

Under a Type C (return of premium) Contract, while the Contract is in-force, the death benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals are greater than total premiums paid. The death benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type C (return of premium) Contract will always be the greater of:

          (1) the basic insurance amount plus the total premiums paid into the Contract less any withdrawals; and

          (2) the Contract Fund before the deduction of monthly charges due on that date, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See Tax Treatment of Contract Benefits, page 33, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                   Type C (Return of Premium) Death Benefit
   --------------------------------------------------------------------------------------
                   IF                                          THEN
   --------------------------------------------------------------------------------------
                              and the                     the Contract
        the   and the     premiums paid   the attained     Fund multiplied
     insured  Contract      less any      age factor     by the attained    and the Death
      is age  Fund is     withdrawals is      is**         age factor is      Benefit is
   --------------------------------------------------------------------------------------
        40     $ 25,000       $ 15,000         3.57          89,250           $265,000
        40     $ 75,000       $ 60,000         3.57         267,750           $310,000
        40     $100,000       $ 80,000         3.57         357,000           $357,000*
 ----------------------------------------------------------------------------------------

        60     $ 75,000       $ 60,000         1.92         144,000           $310,000
        60     $125,000       $100,000         1.92         240,000           $350,000
        60     $150,000       $125,000         1.92         288,000           $375,000
 ----------------------------------------------------------------------------------------

        80     $150,000       $125,000         1.26         189,000           $375,000
        80     $200,000       $150,000         1.26         252,000           $400,000
        80     $225,000       $175,000         1.26         283,500           $425,000
 ----------------------------------------------------------------------------------------
 * Note that the death benefit has been increased to comply with the Internal
   Revenue Code's definition of life insurance.
** Assumes the Contract owner selected the Cash Value Accumulation Test.
 ----------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the Death Benefit Guarantee.

Surrender of a Contract

A Contract may be surrendered for its cash surrender value while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life's needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Home Office. Surrender of a Contract may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Withdrawals

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. The withdrawal amount is limited by the requirement that the cash surrender value after the withdrawal may not be zero or less than zero after deducting the withdrawal charges. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

Whenever a withdrawal is made, the death benefit will immediately be reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount. If the basic insurance amount is decreased to an amount less than the basic insurance amount at issue, a surrender charge may be deducted. See Charges and Expenses, page 11. No withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. See Requirements for Issuance of a Contract, page 15. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment of Contract Benefits, page 33.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Death Benefit Guarantee, since withdrawals decrease your Accumulated Net Payments. See Death Benefit Guarantee, page 21.

Lapse and Reinstatement

Pruco Life will determine the value of the Contract Fund on each Monthly date. If the Contract Fund less any applicable surrender charges is zero or less, the Contract is in default unless it remains in-force under the Death Benefit Guarantee. See Death Benefit Guarantee, page 21. If the Contract debt ever grows to be equal to or more than the Contract Fund less any applicable surrender charges, the Contract will be in default. Should this happen, Pruco Life will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits, page 33.

A Contract that ended in default may be reinstated within five years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement.

Increases in Basic Insurance Amount

Subject to state approval and subject to the underwriting requirements determined by Pruco Life, after the first Contract anniversary, you may increase the amount of insurance by increasing the basic insurance amount of the Contract, thus, creating an additional coverage segment.

The following conditions must be met:

          (1) you must ask for the change in a form that meets Pruco Life's needs;
          (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under Contract Limitations in your Contract data pages;
          (3) you must prove to us that the insured is insurable for any increase;
          (4)  the Contract must not be in default;
          (5) we must not be paying premiums into the Contract as a result of the insured's total disability; and
          (6) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25.

The Sales Load Target Premium is calculated separately for each coverage segment. When premiums are paid, each payment is allocated to each coverage segment based on the proportion of the Sales Load Target Premium in each segment to the total Sales Load Target Premiums of all segments. Currently, the sales load charge for each segment is equal to 4% of the allocated premium paid in each Contract year up to the Sales Load Target Premium and 2% of allocated premiums paid in excess of this amount for the first 10 Contract years; 0% thereafter. See the definition of Contract year for an increase in basic insurance amount under DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, page 1.

Each coverage segment will have its own surrender charge period beginning on that segment's effective date and its own surrender charge threshold. The surrender charge threshold is the segment's lowest coverage amount since its effective date. See Decreases in Basic Insurance Amount, below, and Surrender Charges, page 14.

The COI rates for a coverage segment representing an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the segment's effective date and the number of years since then, sex (except where unisex rates apply); smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole contract (the death benefit minus the Contract Fund) is allocated to each coverage segment based on the proportion of its basic insurance amount to the total of all coverage segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial coverage segment. For a description of attained age factor, see How a Type A (Fixed) Contract's Death Benefit Will Vary, page 24, How a Type B (Variable) Contract's Death Benefit Will Vary, page 25, and How a Type C (Return of Premium) Contract's Death Benefit Will Vary, page 26.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See Short-Term Cancellation Right or "Free-Look", page 16. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page 33. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

Decreases in Basic Insurance Amount

As explained earlier, you may make a withdrawal. See Withdrawals, page 27. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value at any time after the first Contract anniversary. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under Contract Limitations in your Contract data pages.

In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under Contract Limitations in your Contract data pages. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. However, we reserve the right to make such a charge in an amount of up to $25. See Charges and Expenses, page 11. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease. A decrease will not take effect if the insured is not living on the effective date.

For Contracts with more than one coverage segment, a decrease in basic insurance amount will reduce each coverage segment based on the proportion of the coverage segment amount to the total of all coverage segment amounts in effect just before the change. Each coverage segment will have its own surrender charge threshold equal to the segment's lowest coverage amount since its effective date. If the decrease in basic insurance amount reduces a coverage segment to an amount equal to or greater than its surrender charge threshold, we will not impose a surrender charge. However, if the decrease in basic insurance amount reduces a coverage segment below its threshold, we will subtract the new coverage segment amount from the threshold amount. We will then multiply the surrender charge by the lesser of this difference and the amount of the decrease, divide by the threshold amount, and deduct the result from the Contract Fund. See Surrender Charges, page 14.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. In addition, it is important to note that if the basic insurance amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits, page
33. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life representative.

When Proceeds Are Paid

Pruco Life will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life may delay payment of proceeds from the variable investment option[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life expects to pay the cash surrender value promptly upon request. However, Pruco Life has the right to delay payment of such cash surrender value for up to six months (or a shorter period if required by applicable law). Pruco Life will pay interest of at least 3% a year if it delays such a payment for 30 days or more (or a shorter period if required by applicable law).

Living Needs Benefit

You may elect to add the Living Needs Benefit(SM) to your Contract at issue. The benefit may vary by state. There is no charge for adding the benefit to the Contract. However, an administrative charge (not to exceed $150) will be made at the time the Living Needs Benefit is paid.

Subject to state regulatory approval, the Living Needs Benefit allows you to elect to receive an accelerated payment of all or part of the Contract's death benefit, adjusted to reflect current value, at a time when certain special needs exist. The adjusted death benefit will always be less than the death benefit, but will generally be greater than the Contract's cash surrender value. One or both of the following options may be available. A Pruco Life representative should be consulted as to whether additional options may be available.

Terminal Illness Option. This option is available if the insured is diagnosed as terminally ill with a life expectancy of six months or less. When satisfactory evidence is provided, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for six months. If the insured dies before all the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Nursing Home Option. This option is available after the insured has been confined to an eligible nursing home for six months or more. When satisfactory evidence is provided, including certification by a licensed physician, that the insured is expected to remain in the nursing home until death, Pruco Life will provide an accelerated payment of the portion of the death benefit selected by the Contract owner as a Living Needs Benefit. The Contract owner may (1) elect to receive the benefit in a single sum or (2) receive equal monthly payments for a specified number of years (not more than 10 nor less than 2), depending upon the age of the insured. If the insured dies before all of the payments have been made, the present value of the remaining payments will be paid to the beneficiary designated in the Living Needs Benefit claim form in a single sum.

Subject to state approval, all or part of the Contract's death benefit may be accelerated under the Living Needs Benefit. If the benefit is only partially accelerated, a death benefit of at least $25,000 must remain under the Contract. Pruco Life reserves the right to determine the minimum amount that may be accelerated.

No benefit will be payable if you are required to elect it in order to meet the claims of creditors or to obtain a government benefit. Pruco Life can furnish details about the amount of Living Needs Benefit that is available to an eligible Contract owner, and the effect on the Contract if less than the entire death benefit is accelerated.

You should consider whether adding this settlement option is appropriate in your given situation. Adding the Living Needs Benefit to the Contract has no adverse consequences; however, electing to use it could. With the exception of certain business-related Contracts, the Living Needs Benefit is excluded from income if the insured is terminally ill or chronically ill as defined in the tax law (although the exclusion in the latter case may be limited). You should consult a qualified tax adviser before electing to receive this benefit. Receipt of a Living Needs Benefit payment may also affect your eligibility for certain government benefits or entitlements.

Illustrations of Cash Surrender Values, Death Benefits, and Accumulated Premiums

The following tables (pages T1 through T10) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All ten tables assume the following:

 .    a Contract bought by a 35 year old male, Preferred Best, with no extra risks or substandard ratings.

 .    a given premium amount is paid on each Contract anniversary and no loans are taken.

 .    the Contract Fund has been invested in equal amounts in each of the 16 portfolios of the Series Fund and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 16. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $100,000 basic insurance amount and a $150,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 16. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 16. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 16. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased, (2) a $250,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See Tax Treatment of Contract Benefits, page 33 and Types of Death Benefit, page 16. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See Charges and Expenses, page 11.

Finally, there are three assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other two assumptions are that investment performance will be at a uniform gross annual rate of 6% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 6% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

                                 ILLUSTRATIONS
                                 -------------

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING CURRENT CHARGES

                                          Death Benefit (1)                               Surrender Value (1)
                         ---------------------------------------------------------------------------------------------------
                               Assuming Hypothetical Gross (and Net)            Assuming Hypothetical Gross (and Net)
             Premiums              Annual Investment Return of                        Annual Investment Return of
End Of    Accumulated    ---------------------------------------------------------------------------------------------------
Policy   at 4% Interest     0% Gross        6% Gross        12% Gross       0% Gross           6% Gross         12% Gross
Year       Per Year       (-1.09% Net)     (4.91% Net)     (10.91% Net)   (-1.109% Net)       (4.91% Net)      (10.91% Net)
-------- --------------- -------------  -----------------  ------------  ---------------  -------------------  ------------
   1       $  1,794        $ 250,000      $ 250,000         $   250,000       $      0       $       0          $         0
   2       $  3,660        $ 250,000      $ 250,000         $   250,000       $      0       $       0          $       124
   3       $  5,600        $ 250,000      $ 250,000         $   250,000       $    814       $   1,173          $     1,564
   4       $  7,618        $ 250,000      $ 250,000         $   250,000       $  1,877       $   2,469          $     3,140
   5       $  9,717        $ 250,000      $ 250,000         $   250,000       $  2,930       $   3,819          $     4,868
   6       $ 11,900        $ 250,000      $ 250,000         $   250,000       $  4,391       $   5,657          $     7,207
   7       $ 14,170        $ 250,000      $ 250,000         $   250,000       $  5,836       $   7,574          $     9,780
   8       $ 16,530        $ 250,000      $ 250,000         $   250,000       $  7,264       $   9,572          $    12,609
   9       $ 18,986        $ 250,000      $ 250,000         $   250,000       $  8,672       $  11,653          $    15,720
   10      $ 21,539        $ 250,000      $ 250,000         $   250,000       $ 10,060       $  13,820          $    19,143
   15      $ 35,922        $ 250,000      $ 250,000         $   250,000       $ 16,191       $  25,655          $    41,922
   20      $ 53,422        $ 250,000      $ 250,000         $   250,000       $ 21,212       $  39,852          $    79,342
   25      $ 74,713        $ 250,000      $ 250,000         $   280,004       $ 24,622       $  56,619          $   141,416
   30      $100,616        $ 250,000      $ 250,000         $   421,337       $ 25,768       $  76,214          $   243,548
   35      $132,132        $ 250,000      $ 250,000         $   632,234       $ 24,029       $  99,337          $   410,541
   40      $170,476        $ 250,000      $ 250,000         $   948,246       $ 17,172       $ 126,284          $   682,191
   45      $217,127        $ 250,000 (2)  $ 250,000         $ 1,436,304       $  1,794 (2)   $ 158,245          $ 1,122,113

(1)  Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T1

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING MAXIMUM CHARGES

                                                        Death Benefit (1)                          Surrender Value (1)
                                -------------------------------------------------------------------------------------------------
                                              Assuming Hypothetical Gross (and Net)       Assuming Hypothetical Gross (and Net)
                 Premiums                          Annual Investment Return of                 Annual Investment Return of
    End Of      Accumulated     -------------------------------------------------------------------------------------------------
    Policy      at 4% Interest         0% Gross        6% Gross          12% Gross         0% Gross      6% Gross      12% Gross
    Year          Per Year          (-1.29% Net)     (4.71% Net)       (10.71% Net)     (-1.29% Net)   (4.71% Net)    (10.71% Net)
  ---------     --------------  ----------------------------------------------------    -----------------------------------------
      1           $     1,794    $    250,000         $    250,000       $   250,000     $       0       $     0      $       0
      2           $     3,660    $    250,000         $    250,000       $   250,000     $       0       $     0      $       0
      3           $     5,600    $    250,000         $    250,000       $   250,000     $       0       $     0      $     161
      4           $     7,618    $    250,000         $    250,000       $   250,000     $     258       $   641      $   1,082
      5           $     9,717    $    250,000         $    250,000       $   250,000     $     827       $ 1,381      $   2,045
      6           $    11,900    $    250,000         $    250,000       $   250,000     $   1,768       $ 2,535      $   3,493
      7           $    14,170    $    250,000         $    250,000       $   250,000     $   2,657       $ 3,693      $   5,032
      8           $    16,530    $    250,000         $    250,000       $   250,000     $   3,493       $ 4,851      $   6,670
      9           $    18,986    $    250,000         $    250,000       $   250,000     $   4,271       $ 6,004      $   8,415
     10           $    21,539    $    250,000         $    250,000       $   250,000     $   4,988       $ 7,149      $  10,271
     15           $    35,922    $    250,000         $    250,000       $   250,000     $   6,686       $11,733      $  20,752
     20           $    53,422    $    250,000         $    250,000       $   250,000     $   5,565       $14,518      $  35,134
     25           $    74,713    $    250,000         $    250,000       $   250,000     $       0       $13,052      $  54,709
     30           $   100,616    $    250,000         $    250,000       $   250,000     $       0       $ 2,306      $  81,295
     35           $   132,132    $          0 (2)     $          0 (2)   $   250,000     $       0 (2)   $     0 (2)  $ 118,261
     40           $   170,476    $          0         $          0       $   250,000     $       0       $     0      $ 175,700
     45           $   217,127    $          0         $          0       $   343,438     $       0       $     0      $ 268,311

(1)  Assumes no Contract Loan has been made.

(2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.


  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T2

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
       $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                          $150,000 TARGET TERM RIDER)
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                               Death Benefit (1)                             Surrender Value (1)
                                ------------------------------------------------------------------------------------------------
                                     Assuming Hypothetical Gross (and Net)           Assuming Hypothetical Gross (and Net)
      Premiums                           Annual Investment Return of                      Annual Investment Return of
       End Of    Accumulated    --------------------------------------------   -------------------------------------------------
       Policy   at 4% Interest    0% Gross        6% Gross        12% Gross       0% Gross           6% Gross         12% Gross
        Year       Per Year     (-1.09% Net)     (4.91% Net)     (10.91% Net)   (-1.109% Net)       (4.91% Net)      (10.91% Net)
      --------  --------------  ------------  -----------------  ------------  ---------------  -------------------  ------------
          1       $  1,794        $250,000        $250,000        $  250,000        $   235          $    316         $      396
          2       $  3,660        $250,000        $250,000        $  250,000        $ 1,395          $  1,625         $    1,865
          3       $  5,600        $250,000        $250,000        $  250,000        $ 2,679          $  3,135         $    3,630
          4       $  7,618        $250,000        $250,000        $  250,000        $ 3,945          $  4,710         $    5,573
          5       $  9,717        $250,000        $250,000        $  250,000        $ 5,193          $  6,353         $    7,715
          6       $ 11,900        $250,000        $250,000        $  250,000        $ 6,590          $  8,240         $   10,253
          7       $ 14,170        $250,000        $250,000        $  250,000        $ 7,967          $ 10,210         $   13,054
          8       $ 16,530        $250,000        $250,000        $  250,000        $ 9,321          $ 12,263         $   16,142
          9       $ 18,986        $250,000        $250,000        $  250,000        $10,652          $ 14,404         $   19,550
         10       $ 21,539        $250,000        $250,000        $  250,000        $11,957          $ 16,635         $   23,310
         15       $ 35,922        $250,000        $250,000        $  250,000        $17,959          $ 29,192         $   48,862
         20       $ 53,422        $250,000        $250,000        $  250,000        $22,898          $ 44,380         $   91,076
         25       $ 74,713        $250,000        $250,000        $  319,042        $26,241          $ 62,453         $  161,132
         30       $100,616        $250,000        $250,000        $  477,504        $27,337          $ 83,805         $  276,014
         35       $132,132        $250,000        $250,000        $  714,325        $25,569          $109,343         $  463,848
         40       $170,476        $250,000        $250,000        $1,069,450        $18,719          $139,775         $  769,389
         45       $217,127        $250,000(2)     $250,000        $1,618,157        $ 3,404(2)       $177,093         $1,264,185

     (1) Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T3

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
       $250,000 TARGET COVERAGE AMOUNT($100,000 BASIC INSURANCE AMOUNT,
                         $150,000 TARGET TERM RIDER)
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                                      Death Benefit (1)                          Surrender Value (1)
                                      ----------------------------------------------------------------------------------------
                                         Assuming Hypothetical Gross (and Net)         Assuming Hypothetical Gross (and Net)
                        Premiums               Annual Investment Return of                  Annual Investment Return of
         End Of        Accumulated    ------------------------------------------   -------------------------------------------
         Policy       at 4% Interest    0% Gross        6% Gross        12% Gross      0% Gross    6% Gross      12% Gross
          Year           Per Year     (-1.29% Net)     (4.71% Net)    (10.71% Net)   (-1.29% Net) (4.71% Net)   (10.71% Net)
      -------------   --------------  -------------  --------------- --------------  -----------  -----------   --------------
            1            $  1,794       $250,000         $250,000        $250,000      $    0        $     0      $      0
            2            $  3,660       $250,000         $250,000        $250,000      $    0        $   117      $    259
            3            $  5,600       $250,000         $250,000        $250,000      $  519        $   762      $  1,030
            4            $  7,618       $250,000         $250,000        $250,000      $1,018        $ 1,401      $  1,842
            5            $  9,717       $250,000         $250,000        $250,000      $1,478        $ 2,032      $  2,696
            6            $ 11,900       $250,000         $250,000        $250,000      $2,060        $ 2,820      $  3,769
            7            $ 14,170       $250,000         $250,000        $250,000      $2,593        $ 3,597      $  4,904
            8            $ 16,530       $250,000         $250,000        $250,000      $3,075        $ 4,361      $  6,105
            9            $ 18,986       $250,000         $250,000        $250,000      $3,501        $ 5,107      $  7,375
           10            $ 21,539       $250,000         $250,000        $250,000      $3,868        $ 5,828      $  8,718
           15            $ 35,922       $250,000         $250,000        $250,000      $5,512        $ 9,896      $ 17,931
           20            $ 53,422       $250,000         $250,000        $250,000      $4,430        $12,133      $ 30,295
           25            $ 74,713       $      0(2)      $250,000        $250,000      $    0(2)     $ 9,895      $ 46,247
           30            $100,616       $      0         $      0(2)     $250,000      $    0        $     0(2)   $ 66,015
           35            $132,132       $      0         $      0        $250,000      $    0        $     0      $ 89,122
           40            $170,476       $      0         $      0        $250,000      $    0        $     0      $114,874
           45            $217,127       $      0         $      0        $250,000      $    0        $     0      $142,191

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made.
        Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T4

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                            GUIDELINE PREMIUM TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                                     Death Benefit (1)                                Surrender Value (1)
                                ---------------------------------------------------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                  Premiums             Annual Investment Return of                        Annual Investment Return of
   End Of       Accumulated     ---------------------------------------------------------------------------------------------------
   Policy      at 4% Interest          0% Gross          6% Gross         12% Gross     0% Gross       6% Gross       12% Gross
    Year          Per Year           (-1.09% Net)      (4.91% Net)      (10.91% Net)  (-1.09% Net)    (4.91% Net)    (10.91% Net)
------------   ---------------  ------------------   --------------    -------------  --------------  -------------  --------------
     1          $      1,794      $      250,000     $     250,000     $    250,000     $        0     $         0    $          0
     2          $      3,660      $      250,000     $     250,000     $    250,000     $        0     $         0    $        124
     3          $      5,600      $      250,000     $     250,000     $    250,000     $      814     $     1,173    $      1,564
     4          $      7,618      $      250,000     $     250,000     $    250,000     $    1,877     $     2,469    $      3,140
     5          $      9,717      $      250,000     $     250,000     $    250,000     $    2,930     $     3,819    $      4,868
     6          $     11,900      $      250,000     $     250,000     $    250,000     $    4,391     $     5,657    $      7,207
     7          $     14,170      $      250,000     $     250,000     $    250,000     $    5,836     $     7,574    $      9,780
     8          $     16,530      $      250,000     $     250,000     $    250,000     $    7,264     $     9,572    $     12,609
     9          $     18,986      $      250,000     $     250,000     $    250,000     $    8,672     $    11,653    $     15,720
    10          $     21,539      $      250,000     $     250,000     $    250,000     $   10,060     $    13,820    $     19,143
    15          $     35,922      $      250,000     $     250,000     $    250,000     $   16,191     $    25,655    $     41,922
    20          $     53,422      $      250,000     $     250,000     $    250,000     $   21,212     $    39,852    $     79,342
    25          $     74,713      $      250,000     $     250,000     $    250,000     $   24,622     $    56,619    $    141,472
    30          $    100,616      $      250,000     $     250,000     $    300,299     $   25,768     $    76,214    $    246,147
    35          $    132,132      $      250,000     $     250,000     $    488,644     $   24,029     $    99,337    $    421,245
    40          $    170,476      $      250,000     $     250,000     $    763,376     $   17,172     $   126,284    $    713,436
    45          $    217,127      $      250,000(2)  $     250,000     $  1,262,965     $    1,794(2)  $   158,245    $  1,202,824

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 46, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T5

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                            GUIDELINE PREMIUM TEST
                         TYPE A (FIXED) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
             ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS IN ALL YEARS
                             USING MAXIMUM CHARGES

                                                           Death Benefit                                Surrender
                                                                (1)                                     Value (1)
                                     ----------------------------------------------------------------------------------------------
                                            Assuming Hypothetical Gross (and Net)        Assuming Hypothetical Gross and Net)
                         Premiums               Annual Investment Return of                Annual Investment Return of
      End Of           Accumulated    ---------------------------------------------------------------------------------------------
      Policy         at 4% Interest          0% Gross        6% Gross       12% Gross      0% Gross      6% Gross      12% Gross
       Year             Per Year           (-1.29% Net)     (4.71% Net)   (10.71% Net)   (-1.29% Net)  (4.71% Net)    (10.71% Net)
----------------     --------------   ------------------------------------------------   ------------------------------------------
        1             $      1,794     $      250,000     $    250,000    $   250,000     $        0    $         0    $        0
        2             $      3,660     $      250,000     $    250,000    $   250,000     $        0    $         0    $        0
        3             $      5,600     $      250,000     $    250,000    $   250,000     $        0    $         0    $      161
        4             $      7,618     $      250,000     $    250,000    $   250,000     $      258    $       641    $    1,082
        5             $      9,717     $      250,000     $    250,000    $   250,000     $      827    $     1,381    $    2,045
        6             $     11,900     $      250,000     $    250,000    $   250,000     $    1,768    $     2,535    $    3,493
        7             $     14,170     $      250,000     $    250,000    $   250,000     $    2,657    $     3,693    $    5,032
        8             $     16,530     $      250,000     $    250,000    $   250,000     $    3,493    $     4,851    $    6,670
        9             $     18,986     $      250,000     $    250,000    $   250,000     $    4,271    $     6,004    $    8,415
       10             $     21,539     $      250,000     $    250,000    $   250,000     $    4,988    $     7,149    $   10,271
       15             $     35,922     $      250,000     $    250,000    $   250,000     $    6,686    $    11,733    $   20,752
       20             $     53,422     $      250,000     $    250,000    $   250,000     $    5,565    $    14,518    $   35,134
       25             $     74,713     $      250,000     $    250,000    $   250,000     $        0    $    13,052    $   54,709
       30             $    100,616     $      250,000     $    250,000    $   250,000     $        0    $     2,306    $   81,295
       35             $    132,132     $            0(2)  $          0(2) $   250,000     $        0(2) $         0(2) $  118,261
       40             $    170,476     $            0     $          0    $   250,000     $        0    $         0    $  175,700
       45             $    217,127     $            0     $          0    $   299,609     $        0    $         0    $  285,342

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 31, unless an additional premium payment was made.
        Based on a gross return of 6%, the Contract would go into default in policy year 31, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T6

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                        TYPE B (VARIABLE) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                              Death Benefit (1)                                  Surrender Value (1)
                            ------------------------------------------------------------------------------------------------------
                                   Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
                Premiums               Annual Investment Return of                         Annual Investment Return of
  End Of      Accumulated   ------------------------------------------------------------------------------------------------------
  Policy     at 4% Interest     0% Gross          6% Gross         12% Gross       0% Gross           6% Gross          12% Gross
   Year         Per Year      (-1.09% Net)       (4.91% Net)      (10.91% Net)   (-1.09% Net)        (4.91% Net)       (10.91% Net)
-----------  --------------  -------------------------------------------------  ---------------------------------------------------
     1        $       1,794  $   250,750      $       250,818      $  250,888    $        0        $             0      $        0
     2        $       3,660  $   251,490      $       251,676      $  251,871    $        0        $             0      $      121
     3        $       5,600  $   252,366      $       252,723      $  253,114    $      811        $         1,168      $    1,558
     4        $       7,618  $   253,231      $       253,822      $  254,492    $    1,871        $         2,461      $    3,131
     5        $       9,717  $   254,087      $       254,974      $  256,020    $    2,921        $         3,807      $    4,853
     6        $      11,900  $   255,350      $       256,612      $  258,158    $    4,378        $         5,640      $    7,186
     7        $      14,170  $   256,596      $       258,328      $  260,526    $    5,818        $         7,550      $    9,748
     8        $      16,530  $   257,824      $       260,123      $  263,147    $    7,241        $         9,540      $   12,564
     9        $      18,986  $   259,032      $       261,999      $  266,047    $    8,643        $        11,611      $   15,658
    10        $      21,539  $   260,217      $       263,959      $  269,254    $   10,023        $        13,764      $   19,060
    15        $      35,922  $   266,090      $       275,475      $  291,598    $   16,090        $        25,475      $   41,598
    20        $      53,422  $   270,971      $       289,340      $  328,222    $   20,971        $        39,340      $   78,222
    25        $      74,713  $   274,071      $       305,211      $  387,679    $   24,071        $        55,211      $  137,679
    30        $     100,616  $   274,645      $       322,656      $  484,329    $   24,645        $        72,656      $  234,329
    35        $     132,132  $   272,044      $       341,202      $  642,379    $   22,044        $        91,202      $  392,379
    40        $     170,476  $   264,038      $       358,409      $  904,033    $   14,038        $       108,409      $  650,383
    45        $     217,127  $         0(2)   $       370,362(2)   $1,369,764    $        0(2)     $       120,362(2)   $1,070,128

     (1) Assumes no Contract Loan has been made.

     (2) Based on a gross return of 0%, the Contract would go into default in policy year 45, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 63, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T7

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                        TYPE B (VARIABLE) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                              Death Benefit (1)                                      Surrender Value (1)
                              ------------------------------------------------------------------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                  Assuming Hypothetical Gross (and Net)
                Premiums                         Annual Investment Return of                     Annual Investment Return of
  End Of      Accumulated    -------------------------------------------------------------------------------------------------------
  Policy     at 4% Interest     0% Gross          6% Gross          12% Gross        0% Gross           6% Gross       12% Gross
   Year         Per Year      (-1.29% Net)       (4.71% Net)       (10.71% Net)    (-1.29% Net)       (4.71% Net)      (10.71% Net)
-----------  --------------  ---------------------------------------------------  --------------------------------------------------
     1       $        1,794   $  250,389     $        250,444     $   250,499      $        0      $              0     $       0
     2       $        3,660   $  250,752     $        250,885     $   251,027      $        0      $              0     $       0
     3       $        5,600   $  251,199     $        251,440     $   251,707      $        0      $              0     $     152
     4       $        7,618   $  251,608     $        251,988     $   252,426      $      247      $            627     $   1,065
     5       $        9,717   $  251,977     $        252,526     $   253,184      $      810      $          1,359     $   2,018
     6       $       11,900   $  252,716     $        253,476     $   254,424      $    1,744      $          2,504     $   3,452
     7       $       14,170   $  253,401     $        254,425     $   255,748      $    2,624      $          3,647     $   4,971
     8       $       16,530   $  254,031     $        255,370     $   257,165      $    3,448      $          4,787     $   6,581
     9       $       18,986   $  254,600     $        256,306     $   258,677      $    4,211      $          5,917     $   8,288
    10       $       21,539   $  255,105     $        257,228     $   260,292      $    4,911      $          7,033     $  10,097
    15       $       35,922   $  256,478     $        261,351     $   270,046      $    6,478      $         11,351     $  20,046
    20       $       53,422   $  255,155     $        263,547     $   282,839      $    5,155      $         13,547     $  32,839
    25       $       74,713   $        0(2)  $        260,987     $   298,000      $        0(2)   $         10,987     $  48,000
    30       $      100,616   $        0     $              0(2)  $   312,991      $        0      $              0(2)  $  62,991
    35       $      132,132   $        0     $              0     $   320,460      $        0      $              0     $  70,460
    40       $      170,476   $        0     $              0     $   304,017      $        0      $              0     $  54,017
    45       $      217,127   $        0     $              0     $         0(2)   $        0      $              0     $       0(2)

    (1)  Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 25, unless an additional premium payment was made.
         Based on a gross return of 6%, the Contract would go into default in policy year 30, unless an additional premium payment was made.
         Based on a gross return of 12%, the Contract would go into default in policy year 45, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T8

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                   TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING CURRENT CHARGES

                                          Death Benefit (1)                                  Surrender Value (1)
                           -----------------------------------------------------------------------------------------------------
                                 Assuming Hypothetical Gross (and Net)               Assuming Hypothetical Gross (and Net)
              Premiums               Annual Investment Return of                         Annual Investment Return of
                           -----------------------------------------------------------------------------------------------------
  End Of    Accumulated
  Policy   at 4% Interest     0% Gross          6% Gross         12% Gross       0% Gross        6% Gross           12% Gross
   Year       Per Year      (-1.09% Net)       (4.91% Net)      (10.91% Net)   (-1.09% Net)     (4.91% Net)        (10.91% Net)
---------  --------------  ---------------    ------------     -----------    -------------     -----------       --------------
     1        $  1,794       $251,725           $251,725        $  251,725       $     0         $      0          $        0
     2        $  3,660       $253,450           $253,450        $  253,450       $     0         $      0          $      120
     3        $  5,600       $255,175           $255,175        $  255,175       $   807         $  1,165          $    1,556
     4        $  7,618       $256,900           $256,900        $  256,900       $ 1,865         $  2,456          $    3,126
     5        $  9,717       $258,625           $258,625        $  258,625       $ 2,913         $  3,800          $    4,846
     6        $ 11,900       $260,350           $260,350        $  260,350       $ 4,367         $  5,629          $    7,176
     7        $ 14,170       $262,075           $262,075        $  262,075       $ 5,804         $  7,536          $    9,736
     8        $ 16,530       $263,800           $263,800        $  263,800       $ 7,222         $  9,522          $   12,549
     9        $ 18,986       $265,525           $265,525        $  265,525       $ 8,619         $ 11,589          $   15,642
    10        $ 21,539       $267,250           $267,250        $  267,250       $ 9,994         $ 13,739          $   19,042
    15        $ 35,922       $275,875           $275,875        $  275,875       $16,024         $ 25,432          $   41,615
    20        $ 53,422       $284,500           $284,500        $  284,500       $20,821         $ 39,302          $   78,522
    25        $ 74,713       $293,125           $293,125        $  293,125       $23,707         $ 55,292          $  139,370
    30        $100,616       $301,750           $301,750        $  415,384       $23,757         $ 73,197          $  240,106
    35        $132,132       $310,375           $310,375        $  623,532       $19,990         $ 92,990          $  404,891
    40        $170,476       $319,000           $319,000        $  935,399       $ 9,208         $113,235          $  672,949
    45        $217,127       $      0(2)        $327,625(2)     $1,417,028       $     0(2)      $131,745(2)       $1,107,054

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 43, unless an additional premium payment was made. Based on a gross return of 6%, the Contract would go into default in policy year 65, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                       T9

                PRULIFE CUSTOM PREMIER VARIABLE UNIVERSAL LIFE
                         CASH VALUE ACCUMULATION TEST
                   TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
                       MALE PREFERRED BEST ISSUE AGE 35
                        $250,000 BASIC INSURANCE AMOUNT
            ASSUME PAYMENT OF $1,725 ANNUAL PREMIUMS FOR ALL YEARS
                             USING MAXIMUM CHARGES

                                              Death Benefit (1)                                      Surrender Value (1)
                             -----------------------------------------------------------------------------------------------------
                                    Assuming Hypothetical Gross (and Net)                 Assuming Hypothetical Gross (and Net)
                Premiums                         Annual Investment Return of                   Annual Investment Return of
  End Of      Accumulated    -----------------------------------------------------------------------------------------------------
  Policy     at 4% Interest     0% Gross          6% Gross          12% Gross        0% Gross       6% Gross          12% Gross
   Year         Per Year      (-1.29% Net)       (4.71% Net)       (10.71% Net)    (-1.29% Net)    (4.71% Net)      (10.71% Net)
----------   --------------  -------------     --------------     ------------    -------------    -----------     --------------
     1         $  1,794         $251,725          $251,725         $251,725          $    0          $     0          $     0
     2         $  3,660         $253,450          $253,450         $253,450          $    0          $     0          $     0
     3         $  5,600         $255,175          $255,175         $255,175          $    0          $     0          $   140
     4         $  7,618         $256,900          $256,900         $256,900          $  225          $   605          $ 1,042
     5         $  9,717         $258,625          $258,625         $258,625          $  776          $ 1,323          $ 1,981
     6         $ 11,900         $260,350          $260,350         $260,350          $1,693          $ 2,450          $ 3,396
     7         $ 14,170         $262,075          $262,075         $262,075          $2,552          $ 3,572          $ 4,892
     8         $ 16,530         $263,800          $263,800         $263,800          $3,351          $ 4,684          $ 6,475
     9         $ 18,986         $265,525          $265,525         $265,525          $4,085          $ 5,783          $ 8,149
    10         $ 21,539         $267,250          $267,250         $267,250          $4,749          $ 6,860          $ 9,919
    15         $ 35,922         $275,875          $275,875         $275,875          $6,008          $10,847          $19,565
    20         $ 53,422         $284,500          $284,500         $284,500          $3,952          $12,271          $31,843
    25         $ 74,713         $      0(2)       $293,125         $293,125          $    0(2)       $ 7,794          $46,338
    30         $100,616         $      0          $      0(2)      $301,750          $    0          $     0(2)       $60,874
    35         $132,132         $      0          $      0         $310,375          $    0          $     0          $68,605
    40         $170,476         $      0          $      0         $319,000          $    0          $     0          $50,532
    45         $217,127         $      0          $      0         $      0(2)       $    0          $     0          $     0(2)

    (1) Assumes no Contract Loan has been made.

    (2) Based on a gross return of 0%, the Contract would go into default in policy year 24, unless an additional premium payment was made.
        Based on a gross return of 6%, the Contract would go into default in policy year 28, unless an additional premium payment was made.
        Based on a gross return of 12%, the Contract would go into default in policy year 44, unless an additional premium payment was made.

  The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                      T10

The first column of the following illustrations (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the three different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the three different assumed investment returns. The cash surrender values in the first 10 years reflect the surrender charges that would be deducted if the Contract were surrendered in those years.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Series Fund expenses. The net return reflects average total annual expenses of the 16 portfolios of 0.84%, and the daily deduction from the Contract Fund of 0.25% per year for the tables based on current charges and 0.45% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of -1.09%, 4.91% and 10.91%, respectively. Assuming maximum charges, gross returns of 0%, 6% and 12% are the equivalent of net returns of-1.29%, 4.71% and 10.71%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.84% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Series Fund and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 35 year old man, may be useful for a 35 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

Contract Loans

You may borrow from Pruco Life an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 90% of the portion of the cash value attributable to the variable investment options, and
(2) the balance of the cash value. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. The minimum loan amount you may borrow is $500.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.10%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges, the Contract will go into default. See Lapse and Reinstatement, page 28. If the Contract debt equals or exceeds the Contract Fund less any applicable surrender charges and you fail to keep the Contract in-force, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See Tax Treatment of Contract Benefits, page 33.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each variable investment option and the fixed-rate option bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 0.10%.

A loan will not cause the Contract to lapse as long as Contract debt does not equal or exceed the Contract Fund, less any applicable surrender charges. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits, page 33.

Any Contract debt will directly reduce a Contract's cash surrender value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

Tax Treatment of Contract Benefits

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's death benefit may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on your Contract data pages.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

     . you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

     . the Contract's death benefit will be income tax free to your beneficiary.


Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

     Contracts Not Classified as Modified Endowment Contracts.



          . If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

          . Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

          . Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

          . Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

     Modified Endowment Contracts.

          . The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life representative if you are contemplating any of these steps.

          . If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

          . Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

          . All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Other General Contract Provisions

Assignment. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life's consent. Pruco Life assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

Beneficiary. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

Incontestability. We will not contest the Contract after it has been in-force during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

Misstatement of Age or Sex. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

Settlement Options. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.

Suicide Exclusion. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Substitution of Series Fund Shares

Although Pruco Life believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Series Fund may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

Reports to Contract Owners

Once each year, Pruco Life will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Series Fund showing the financial condition of the portfolios and the investments held in each portfolio.

Sale of the Contract and Sales Commissions

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. For Contracts issued on an unrated insured below age 56, the Commissionable Target Premium is generally equal to what the Target Premium would be for a Type A Contract if the insured was either in the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the Contract. For Contracts issued on an unrated insured below age 56 in a more favorable rating class, the Commissionable Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the Contract. For Contracts issued on insureds age 56 or greater or with substandard ratings, the Commissionable Target Premium will generally be less than the Target Premium. See Premiums, page 19.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the Commissionable Target Premium; (2) 4% of premiums received in years two through 10 on premiums up to the Commissionable Target Premium; and (3) 2% on premiums received in the first 10 years in excess of the Commissionable Target Premium. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 50% of the premiums received up to the Commissionable Target Premium for the increase received in the first year; (2) 4% of the premiums received up to the Commissionable Target Premium for years two through 10; and (3) 2% on other premiums received for the increase. Moreover, trail commissions of up to 0.0625% of the Contract Fund as of the end of each calendar quarter may be paid. Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Experts

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Account as of December 31, 1999 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Nancy D. Davis, MAAA, FSA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

Litigation and Regulatory Proceedings


We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Pruco Life and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries, including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

As of December 31, 2000, Prudential and/or Pruco Life remained a party to approximately 109 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. Some of these cases seek substantial damages while other seek unspecified compensatory, punitive or treble damages. It is possible that substantial punitive damages might be awarded in one or more of these cases. Additional suits may also be filed by other individuals who "opted out" of the settlements.

Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

As of December 31, 2000 Prudential has paid or reserved for payment of $4.405 billion before tax, equivalent to $2.850 billion after tax to provide for remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

Additional Information

Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephoning (800) SEC-0330, upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life. Its address and telephone number are set forth on the inside front cover of this prospectus.

Financial Statements

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

                            DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past five years, are shown below.

                            DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; prior to 1997: President, Prudential Select.

RONALD P. JOELSON, Director - Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; 1996 to 1999: President, Guaranteed Products, Prudential Institutional.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; prior to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999: Senior Vice President and Director of Sales, Investment Consulting Group, PaineWebber.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; prior to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group.

KIYOFUMI SAKAGUCHI, Director - President and CEO, Prudential International Insurance Group.

                        OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Senior Vice President and Treasurer, Prudential since 2000; prior to 2000: Vice President and Treasurer, Prudential.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; prior to 1998:
Vice President and Operations Executive, Prudential Individual Insurance Group.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department.

HIROSHI NAKAJIMA, Senior Vice President - President and CEO, Pruco Life Insurance Company Taiwan Branch since 1997; prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996.
WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer - Vice President and IFS Controller, Enterprise Financial Management, Prudential since 2000; 1999 to 2000: Vice President and Individual Life Controller, Enterprise Financial Management, Prudential; 1997 to 1999: Vice President, Accounting, Enterprise Financial Management; prior to 1997: Vice President, Accounting, External Financial Reporting.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life directors and officers are elected annually.

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT


STATEMENTS OF NET ASSETS (unaudited)
September 30, 2000

                                                                                   SUBACCOUNTS
                                                  ----------------------------------------------------------------------------------
                                                    Money      Diversified                  High Yield       Stock       Prudential
                                                    Market        Bond         Equity          Bond          Index        Jennison
                                                   Portfolio   Portfolio      Portfolio     Portfolio      Portfolio      Portfolio
                                                  -----------  ------------  -------------  ------------   ------------  -----------
ASSETS
   Investment in The Prudential Series Fund,
   Inc.
     Portfolios and non--Prudential administered
     funds, at net asset value [Note 3]........   $ 21,706,891  $ 48,600,254  $ 47,919,639  $ 2,808,056  $ 208,618,124   $ 6,177,943
                                                  ------------  ------------  ------------  -----------  -------------   -----------
   Net Assets..................................     21,706,891    48,600,254    47,919,639    2,808,056    208,618,124     6,177,943
                                                  ============   ===========   ===========   ==========   ============   ===========

NET ASSETS, representing:
   Equity of contract owners [Note 4]..........   $ 21,706,891  $ 48,600,254  $ 47,919,639  $ 2,808,056  $ 208,618,124   $ 6,177,943
                                                  ------------  ------------  ------------  -----------  -------------   -----------
                                                  $ 21,706,891  $ 48,600,254  $ 47,919,639  $ 2,808,056  $ 208,618,124   $ 6,177,943
                                                  ============  ============  ============  ===========  =============   ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                      A1

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998

                                                                                 SUBACCOUNTS
                                                ------------------------------------------------------------------------------------
                                                                    Money                                  Diversified
                                                                    Market                                    Bond
                                                                  Portfolio                                 Portfolio
                                                 -----------------------------------------   ---------------------------------------
                                                    01/01/2000    01/01/1999   01/01/1998   01/01/2000    01/01/1999   01/01/1998
                                                        to            to           to           to            to           to
                                                    09/30/2000    12/31/1999   12/31/1998   09/30/2000    12/31/1999   12/31/1998
                                                   (unaudited)                              (unaudited)
                                                   -----------    ----------   ----------   -----------   ----------   -----------
INVESTMENT INCOME
   Dividend income.............................   $   766,728     $  835,985    $  461,945  $ 1,430,569   $        0   $ 2,359,120
                                                  -----------     ----------    ----------  -----------   ----------   -----------
EXPENSES
   Charges to contract owners for assuming
     mortality risk and expense risk
     [Notes 5A].................................       73,723        102,057        53,117      201,017      253,044       229,634
                                                  -----------     ----------    ----------  -----------   ----------   -----------

NET INVESTMENT INCOME (LOSS)....................      693,005        733,928       408,828    1,229,552     (253,044)    2,129,486
                                                  -----------     ----------    ----------  -----------   ----------   -----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
Capital gains distributions received...........             0              0             0        5,872      114,761       128,093
Realized gain (loss) on shares redeemed........             0              0             0       11,210      (24,825)      173,161
Net change in unrealized gain (loss) on
   investments.................................             0              0             0    1,330,216     (406,752)      (29,348)
                                                  -----------     ----------    ----------  -----------   ----------   -----------


NET GAIN (LOSS) ON INVESTMENTS                              0              0             0    1,347,298     (316,816)      271,906
                                                  -----------     ----------    ----------  -----------   ----------   -----------
NET INCREASE NET (DECREASE) IN ASSETS
   RESULTING FROM OPERATIONS...................   $   693,005     $  733,928    $  408,828  $ 2,576,850   $ (569,860)  $ 2,401,392
                                                  ===========     ==========    ==========  ===========   ==========   ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                     A2

                                                      SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------------

                  Equity                                  High Yield Bond                                 Stock Index
                 Portfolio                                  Portfolio                                      Portfolio
------------------------------------------    ---------------------------------------   ------------------------------------------
 01/01/2000      01/01/1999     01/01/1998    01/01/2000    01/01/1999     01/01/1998     01/01/2000     01/01/1999     01/01/1998
     to              to             to            to            to             to             to
 09/30/2000      12/31/1999     12/31/1998    09/30/2000    12/31/1999     12/31/1998     09/30/2000     12/31/1999     12/31/1998
 (unaudited)                                  (unaudited)                                 (unaudited)
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------
$   480,908     $   716,887    $   860,120    $  176,263    $    8,128     $  261,439   $    885,876   $  1,908,245   $  1,729,752
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------


    200,296         263,130        284,011        12,928        16,950         15,665        920,136      1,068,971        820,541
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------

    280,612         453,757        576,109       163,335        (8,822)       245,774        (34,260)       839,274        909,211
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------


  1,116,669       5,076,635      5,026,484             0             0              0        215,039      2,384,852      2,499,196
   (804,967)      1,953,344      4,779,486       (61,530)      (58,390)        (4,633)     5,152,104      5,878,374      5,771,729

    712,394      (1,836,843)    (5,230,122)     (190,421)      181,106       (334,049)    (8,912,273)    24,251,918     24,590,569
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------

  1,024,096       5,193,136      4,575,848      (251,951)      122,716       (338,682)    (3,545,130     32,515,144     32,861,494
-----------     -----------    -----------    ----------    ----------     ----------   ------------   ------------   ------------

$ 1,304,708     $ 5,646,893    $ 5,151,957    $  (88,616)   $  113,894     $  (92,908)  $ (3,579,390)  $ 33,354,418   $ 33,770,705
===========     ===========    ===========    ==========    ==========     ==========   ============   ============   ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                      A3

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2000 and the years ended December 31,1999 and 1998

                                                                    SUBACCOUNTS
                                                   --------------------------------------------
                                                                    Prudential
                                                                     Jennison
                                                                     Portfolio
                                                   --------------------------------------------
                                                    01/01/2000      01/01/1999       01/01/1998
                                                        to              to               to
                                                    09/30/2000      12/31/1999       12/31/1998
                                                    (unaudited)
                                                   -----------     -----------       ----------
INVESTMENT INCOME
   Dividend Income..............................         1,670     $     8,827       $    3,905
                                                   -----------     -----------       ----------
EXPENSES
   Charges to contract owners for assuming
     mortality risk and expense risk
     [Notes 5A].................................        30,095          28,413           11,315
                                                   -----------     -----------       ----------

NET INVESTMENT INCOME (LOSS)....................       (28,425)        (19,586)          (7,410)
                                                   -----------     -----------       ----------
NET REALIZED AND UNREALIZED GAIN
     (LOSS) ON INVESTMENTS
   Capital gains distributions received.........       122,616         273,783           37,636
   Realized gain (loss) on shares redeemed......       736,702          65,721           22,375
   Net change in unrealized gain (loss) on
     investments................................      (919,847)      1,513,045          478,204
                                                   -----------     -----------       ----------

NET GAIN (LOSS) ON INVESTMENTS..................       (60,529)    $ 1,852,549          538,215
                                                   -----------     -----------       ----------

NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS....................       (88,954)    $ 1,832,963       $  530,805
                                                   ===========     ===========       ==========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                      A4

                             FINANCIAL STATEMENTS OF
                    THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                      PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998



                                                                                    SUBACCOUNTS
                                              -------------------------------------------------------------------------------------
                                                                 Money                                    Diversified
                                                                Market                                        Bond
                                                              Portfolio                                    Portfolio
                                              -----------------------------------------   -----------------------------------------

                                               01/01/2000     01/01/1999    01/01/1998     01/01/2000      01/01/1999    01/01/1998
                                                   to             to           to              to              to            to
                                               09/30/2000     12/31/1999    12/31/1998      9/30/2000      12/31/1999    12/31/1998
                                               (unaudited)                                 (unaudited)
                                               -----------    ----------    ----------     -----------     ----------    ----------

OPERATIONS
 Net investment income (loss) .............   $    693,005    $   733,928   $   408,828   $  1,229,552    $  (253,044)  $ 2,129,486
 Capital gains distributions received .....              0              0             0          5,872        114,761       128,093
 Realized gain (loss) on shares redeemed ..              0              0             0         11,210        (24,825)      173,161
 Net change in unrealized gain (loss) on
  investments .............................              0              0             0      1,330,216       (406,752)      (29,348)
                                              ------------    -----------   -----------   ------------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS ................        693,005        733,928       408,828      2,576,850       (569,860)    2,401,392
                                              ------------    -----------   -----------   ------------    -----------   -----------
PREMIUM PAYMENTS AND
 OTHER OPERATING TRANSFERS
 Contract Owner Net Payments ..............     16,570,667     14,681,912     8,459,179      2,960,581      4,403,759     4,026,378
 Policy Loans .............................              0              0             0           (527)          (153)      (10,790)
 Policy Loan Repayments and Interest ......              0              0             0            303            399            85
 Surrenders, Withdrawals and Death
  Benefits ................................        (31,677)      (487,668)       48,094     (2,470,964)      (525,927)   (5,421,341)
 Net Transfers From (To) Other Subaccounts
  or Fixed Rate Option ....................    (16,216,446)    (6,419,780)   (5,068,699)       673,871      1,276,029     4,043,371
 Withdrawal and Other Charges .............       (329,079)      (442,288)     (258,516)      (394,620)      (461,017)     (491,540)
                                              ------------    -----------   -----------   ------------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM PREMIUM PAYMENTS
 AND OTHER OPERATING TRANSFERS ............         (6,535)     7,332,176     3,180,058        768,644      4,693,090     2,146,163
                                              ------------    -----------   -----------   ------------    -----------   -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RETAINED IN THE ACCOUNT [Note 7] .........              0              0        (1,722)             0              0       (35,755)
                                              ------------    -----------   -----------   ------------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET
 ASSETS ...................................        686,470      8,066,104     3,587,164      3,345,494      4,123,230     4,511,800

NET ASSETS:
 Beginning of period ......................     21,020,421     12,954,317     9,367,153     45,254,760     41,131,530    36,619,730
                                              ------------    -----------   -----------   ------------    -----------   -----------
 End of period ............................   $ 21,706,891    $21,020,421   $12,954,317   $ 48,600,254    $45,254,760   $41,131,530
                                              ============    ===========   ===========   ============    ===========   ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                      A5

                                                      SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------------

                   Equity                                 High Yield Bond                                Stock Index
                  Portfolio                                  Portfolio                                    Portfolio
-----------------------------------------  ------------------------------------------- --------------------------------------------
   01/01/2000    01/01/1999    01/01/1998    01/01/2000     01/01/1999     01/01/1998     01/01/2000     01/01/1999     01/01/1998
       to           to            to             to             to             to             to             to            to
   09/30/2000   12/31/1999    12/31/1998     09/30/2000     12/31/1999     12/31/1998     09/30/2000     12/31/1999     12/31/1998
  (unaudited)                               (unaudited)                                   (unaudited)
------------- -------------  ------------  -------------  ------------- -------------- --------------  -------------   -------------
$    280,612  $    453,757   $    576,109  $    163,335   $     (8,822) $    245,774   $    (34,260)   $    839,274    $    909,211
   1,116,669     5,076,635      5,026,484             0              0             0        215,039       2,384,852       2,499,196
    (804,967)    1,953,344      4,779,486       (61,530)       (58,390)       (4,633)     5,152,104       5,878,374       5,771,729

     712,394    (1,836,843)    (5,230,122)     (190,421)       181,106      (334,049)    (8,912,273)     24,251,918      24,590,569
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------

   1,304,708     5,646,893      5,151,957       (88,616)       113,894       (92,908)    (3,579,390)     33,354,418      33,770,705
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------

   3,810,469     4,684,781      5,974,743       246,895        245,021       637,224      6,704,570      13,998,881      13,077,570
      (1,004)       (6,740)       (16,155)            0              0             0         (1,602)        (16,721)        (19,574)
         771         1,776          2,348             0              0             0          1,221           1,041             144

  (1,632,278)   (4,842,312)   (11,366,743)     (477,910)      (307,785)       (1,826)   (10,608,918)    (10,598,966)       (432,906)

     (99,232)   (6,140,793)    (6,233,542)      499,462       (466,171)      556,432      8,531,820       6,749,174      11,664,940
    (395,093)     (570,661)      (750,093)      (25,707)       (51,266)      (67,806)    (1,335,873)     (1,633,867)     (1,454,112)
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------

   1,683,633    (6,873,949)   (12,389,442)      242,740       (580,201)    1,124,024      3,291,218       8,499,542      22,836,062
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------

           0             0       (378,339)            0              0        (1,836)             0               0          42,339
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------

   2,988,341    (1,227,056)    (7,615,824)      154,124       (466,307)    1,029,280       (288,172)     41,853,960      56,649,106

  44,931,298    46,158,354     53,774,178     2,653,932      3,120,239     2,090,959    208,906,296     167,052,336     110,403,230
------------  ------------   ------------  ------------   ------------  ------------   ------------    ------------    ------------
$ 47,919,639  $ 44,931,298   $ 46,158,354  $  2,808,056   $  2,653,932  $  3,120,239   $208,618,124    $208,906,296    $167,052,336
============  ============   ============  ============   ============  ============   ============    ============    ============

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                       A6

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998


                                                                SUBACCOUNTS
                                                   -----------------------------------------
                                                                 Prudential
                                                                 Jennison
                                                                 Portfolio
                                                    ---------------------------------------
                                                    01/01/2000     01/01/1999    01/01/1998
                                                       to             to             to
                                                    09/30/2000     12/31/1999    12/31/1998
                                                    (unaudited)
                                                   -----------   ------------   -----------
OPERATIONS
 Net investment income (loss).................     $   (28,425)  $   (19,586)   $    (7,410)
 Capital gains distributions received.........         122,616       273,783         37,636
 Realized gain (loss) on shares redeemed......         736,702        65,721         22,375
 Net change in unrealized gain (loss) on
  investments.................................        (919,847)    1,513,045        478,204
                                                   -----------   -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS....................         (88,954)    1,832,963        530,805
                                                   -----------   -----------    -----------
PREMIUM PAYMENTS AND  OTHER OPERATING
 TRANSFERS
 Contract Owner Net Payments..................         501,479       144,235         75,139
 Policy Loans.................................               0             0              0
 Policy Loan Repayments and Interest..........               0             0              0
 Surrenders, Withdrawals and Death Benefits...      (3,809,762)      (13,816)             0
 Net Transfers From (To) Other Subaccounts
   or Fixed Rate Option.......................       2,825,327     2,170,749      1,234,490
 Withdrawal and Other Charges.................         (73,096)      (46,761)       (22,311)
                                                   -----------   -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS...............        (556,052)    2,254,407      1,287,318
                                                   -----------   -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
 RETAINED IN THE ACCOUNT [Note 7].............               0             0         32,534
                                                   -----------   -----------    -----------
TOTAL INCREASE (DECREASE) IN NET  ASSETS......        (645,006)    4,087,370      1,850,657

NET ASSETS:
 Beginning of period..........................       6,822,949     2,735,579        884,922
                                                   -----------   -----------    -----------
 End of period................................     $ 6,177,943   $ 6,822,949    $ 2,735,579
                                                   ===========   ===========    ===========

           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A8 THROUGH A13

                                      A7

                            FINANCIAL STATEMENTS OF
                   THE PRULIFE CUSTOM PREMIER SUBACCOUNTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                        September 30, 2000 (unaudited)

Note 1:   General

          Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-- owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from sales of the Pruselect I, Pruselect II, effective November 10, 1999 Pruselect III, effective May 1, 2000 Survivorship Variable Universal Life ("SVUL") and effective February 12, 2001 PruLife Custom Premier ("VUL") contracts are invested in the Account as directed by the contract owners.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are twenty--nine subaccounts within the Account, seventeen of which are available to PruLife Custom Premier contract owners. Each subaccount invests in its corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is a diversified open--end management investment company, and is managed by Prudential.

          Beginning February 12, 2001, the following ten additional owners: SP Alliance Large Cap Growth Portfolio, SP Davis Venture Value Portfolio, SP Small/Mid Cap Value Portfolio, SP INVESCO Small Company Growth Portfolio, SP Aim Aggressive Growth Portfolio, SP MFS Capital Opportunities Portfolio, SP MFS Mid Cap Growth Portfolio, SP Prudential US Emerging Growth Fund, SP Alliance Technology Portfolio, and SP Deutsche International Equity Portfolio. New Sales of the VAL Product, which invests in the Account, were discontinued as of May 1, 1992. However, premium payments made by the contract owners existing at the date will continue to be received by the Account.

          At September 30, 2000, there were no balances pertaining to PruLife Custom Premier in the subaccounts investing in the Series Fund.

Note 2:   Significant Accounting Policies

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund or the non--
          -----------
          Prudential administered funds are stated at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security
          ---------------------
          transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions
          ----------------------
          received are reinvested in additional shares of the Series Fund or the non--Prudential administered funds and are recorded on the ex-- dividend date.

                                      A8

Note 3: Investment Information for The Pruco Life Variable Universal Account

        The net asset value per share for each portfolio of the Series Fund, or the non--Prudential administered variable funds, the number of shares (rounded) of each portfolio heldby the Account and the aggregate cost of investments in such shares at September 30, 2000 were as follows:
        (unaudited)

                                        Money           Diversified                        High Yield       Stock
                                       Market              Bond              Equity           Bond          Index
                                      Portfolio          Portfolio          Portfolio       Portfolio      Portfolio
                                   --------------      ------------       ------------     ----------    -----------
Number of shares (rounded):               2,170,689          4,312,356        1,687,311         404,619       4,785,917
Net asset value per share:            $       10.00       $      11.27     $      28.40     $      6.94   $       43.59
Cost:                                 $  21,706,891       $ 47,661,391     $ 45,240,758     $ 3,092,600   $ 138,798,345

                                         Prudential
                                          Jennison
                                         Portfolio
                                      --------------
Number of shares (rounded):                194,949
Net asset value per share:             $     31.69
Cost:                                  $ 5,017,926

                                      A9

Note 4: Contract Owner Unit Information

        Outstanding contract owner units (rounded), unit values and total value of contract owner equity at September 30, 2000 were as follows:
        (unaudited)

                                                                      SUBACCOUNTS
                                         -----------------------------------------------------------------------
                                              Money             Diversified                          High Yield
                                              Market               Bond             Equity               Bond
                                            Portfolio            Portfolio         Portfolio         Portfolio
                                         ---------------     --------------      --------------    -------------
Contract Owner Units Outstanding
  (Pruselect I - rounded)..............          284,439          4,148,448             578,908           28,328
Unit Value (Pruselect I)...............   $      1.66709     $      2.15364      $      3.93821     $    2.19784
                                          --------------     --------------      --------------    -------------
Contract Owner Equity (Pruselect I)....   $      474,186     $    8,934,264      $    2,279,860     $     62,260
                                          --------------     --------------      --------------    -------------
Contract Owner Units Outstanding
  (Pruselect II - rounded).............   $    8,370,431         17,818,009          11,357,310        1,102,877
Unit Value (Pruselect II)..............   $      1.66709     $      2.15364      $      3.93821     $    2.19784
                                          --------------     --------------      --------------    -------------
Contract Owner Equity (Pruselect II)...   $   13,954,262     $   38,373,578      $   44,727,472     $  2,423,947
                                          --------------     --------------      --------------    -------------
Contract Owner Units Outstanding
  (Pruselect III - rounded)............        5,441,534          1,209,306             807,661          237,727
Unit Value (Pruselect III).............   $      1.05223     $      1.05453      $      1.07068     $    0.99652
                                          --------------     --------------      --------------    -------------
Contract Owner Equity (Pruselect III)..   $    5,725,745     $    1,275,249      $      864,747     $    236,900
                                          --------------     --------------      --------------    -------------
Contract Owner Units Outstanding
  (SVUL II - rounded)..................        1,519,809             16,173              45,308           85,792
Unit Value (SVUL II)...................   $      1.02164     $      1.06126      $      1.04969     $    0.99017
                                          --------------     --------------      --------------    -------------
Contract Owner Equity (SVUL II)........   $    1,552,698     $       17,163      $       47,560     $     84,949
                                          --------------     --------------      --------------    -------------
Total Contract Owner Equity............   $   21,706,891     $   48,600,254      $   47,919,639     $  2,808,056
                                          ==============     ==============      ==============    =============

                                               SUBACCOUNTS (Continued)
                                          ---------------------------------
                                              Stock           Prudential
                                              Index            Jennison
                                            Portfolio         Portfolio
                                          ---------------  ----------------
Contract Owner Units Outstanding
  (Pruselect I - rounded)..............        7,006,785                  0
Unit Value (Pruselect I)...............   $      4.78077     $      3.56118
                                          --------------     --------------
Contract Owner Equity (Pruselect I)....   $   33,497,828     $            0
                                          --------------     --------------
Contract Owner Units Outstanding
  (Pruselect II - rounded).............       35,980,180          1,543,876
  Unit Value (Pruselect II)............   $      4.78077     $      3.56118
                                          --------------     --------------
Contract Owner Equity (Pruselect II)...   $  172,012,967     $    5,498,022
                                          --------------     --------------
Contract Owner Units Outstanding
  (Pruselect III - rounded)............        2,639,237            367,881
Unit Value (Pruselect III).............   $      1.06034     $      1.15273
                                          --------------     --------------
Contract Owner Equity (Pruselect III)..   $    2,798,489     $      424,067
                                          --------------     --------------
Contract Owner Units Outstanding
  (SVUL II - rounded)..................          307,625            265,221
Unit Value (SVUL II)...................   $      1.00395     $      0.96468
                                          --------------     --------------
Contract Owner Equity (SVUL II)........   $      308,840     $      255,854
                                          --------------     --------------
Total Contract Owner Equity............   $  208,618,124     $    6,177,943
                                          ==============     ==============

                                     A10

Note 5: Charges and Expenses

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges, at an effective annual rate of up to 0.90% for Pruselect I, Pruselect II and SVUL contracts, 0.50% for Pruselect III contracts, and 0.45% for VUL contracts are applied daily against the net assets representing equity of contract owners held in each subaccount. Mortality risk is that contract owners may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life intends to charge only 0.60% on Pruselect I and Pruselect II contracts, but reserves the right to make the full 0.90% charge. Pruco Life intends to charge only 0.20% on Pruselect III contracts but reserves the right to make the full 0.50% charge. For VUL contracts Pruco Life intends to charge only 0.25% but reserves the right to charge 0.45%.

        B. Partial Withdrawal Charge

           A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a Pruselect I or Pruselect II and Pruselect III, SVUL or VUL contracts respectively.

        C. Expense Reimbursement

           The Account is reimbursed by Pruco Life for Pruselect I and Pruselect II contracts, on a non--guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios, 0.45% for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

        D. Cost of Insurance and Other Related Charges

           Contract owners contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract.

Note 6: Taxes

        Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

Note 7: Net Increase (Decrease) in Net Assets Retained in the Account

        The increase (decrease) in net assets retained in the account represents the net contributions (withdrawals) of Pruco Life to (from) the Account. Effective October 13, 1998, Pruco Life no longer maintains a position in the Account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

                                      A11

Note 8: Unit Activity

        Transactions in units (including transfers among subaccounts) for the nine months ended September 30, 2000 and the years ended December 31, 1999 and 1998 were as follows:


                                                                SUBACCOUNTS
                           ------------------------------------------------------------------------------------
                                       Money Market                                 Diversified Bond
                                         Portfolio                                      Portfolio
                           -----------------------------------        -----------------------------------------
                               2000        1999         1998               2000          1999           1998
                           ----------  ----------  -----------        -----------    -----------    -----------
Contract Owner
  Contributions:           18,188,465  13,870,279  11,769,929           4,672,324     5,773,771      5,686,444

Contract Owner
  Redemptions:            (16,534,101) (8,349,759) (9,721,732)         (3,704,183)   (3,482,099)    (4,658,242)

                                                      SUBACCOUNTS (Continued)
                           -------------------------------------------------------------------------------------
                                                                                        High Yield
                                          Equity                                          Bond
                                        Portfolio                                       Portfolio
                           -----------------------------------        ------------------------------------------
                               2000       1999          1998               2000           1999           1998
                           ----------  ----------  -----------        -------------  -------------  ------------
Contract Owner
  Contributions:           6,099,140   3,528,860     2,885,417            682,773        232,862        621,628

Contract Owner
  Redemptions:            (4,877,633) (5,248,863)   (6,422,617)          (402,922)      (494,213)      (117,717)

                                                      SUBACCOUNTS (Continued)
                           -------------------------------------------------------------------------------------
                                                                                         Prudential
                                         Stock Index                                      Jennison
                                          Portfolio                                      Portfolio
                           -----------------------------------        ------------------------------------------
                               2000         1999        1998              2000             1999          1998
                           ----------   ----------   ---------        ------------    -------------   ----------
Contract Owner
  Contributions:           8,114,566    10,380,525  12,075,930        2,137,687         1,880,279     1,126,502

Contract Owner
  Redemptions:            (5,070,792)   (8,588,993) (5,649,830)      (1,858,297)       (1,058,268)     (524,101)

                                      A12

Note 9: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non--Prudential administered funds for the nine months ended September 30, 2000 were as follows: (unaudited)


                                            Money         Diversified        Equity         High Yield
                                            Market            Bond            Bond             Bond
                                           Portfolio       Portfolio       Portfolio         Portfolio
                                        --------------  -------------  --------------    --------------
Purchases.............................. $  18,347,830   $   5,612,447   $  16,531,372      $  1,087,787
Sales:................................. $ (18,428,088)  $  (5,044,819)  $ (14,978,933)     $   (857,975)

                                             Stock         Prudential
                                             Index          Jennison
                                           Portfolio        Portfolio
                                        --------------  -------------
Purchases.............................. $   15,664,228  $   2,720,917
Sales:................................. $  (13,251,258) $  (3,307,064)

                                      A13

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                                     SUBACCOUNTS
                                                   ------------------------------------------------------------------------------
                                                     Prudential      Prudential                     Prudential     Prudential
                                                       Money         Diversified     Prudential      Flexible     Conservative
                                                      Market             Bond          Equity        Managed        Balanced
                                                     Portfolio        Portfolio      Portfolio      Portfolio      Portfolio
                                                   --------------  --------------  -------------  -------------  ----------------
ASSETS
 Investment in The Prudential Series Fund, Inc.
   Portfolios and non-Prudential administered
   funds, at net asset value [Note 3]............   $ 21,020,421     $ 45,254,760   $ 44,862,196   $  9,406,730   $ 51,592,566
 Receivable from
   Pruco Life Insurance Company [Note 2].........              0                0         69,102              0              0
                                                  --------------    -------------  -------------  -------------  -------------
 Net Assets......................................   $ 21,020,421     $ 45,254,760   $ 44,931,298   $  9,406,730   $ 51,592,566
                                                  ==============    =============  =============  =============  =============
NET ASSETS, representing:
 Equity of contract owners [Note 4]..............   $ 21,020,421     $ 45,254,760   $ 44,931,298   $  9,406,730   $ 51,592,566
                                                  --------------    -------------  -------------  -------------  -------------
                                                    $ 21,020,421     $ 45,254,760   $ 44,931,298   $  9,406,730   $ 51,592,566
                                                  ==============    =============  =============  =============  =============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A14

                                       SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------
  Prudential   Prudential
 Zero Coupon     High        Prudential    Prudential     Prudential                      Prudential
    Bond        Yield          Stock         Equity        Natural         Prudential     Government
    2000         Bond          Index         Income        Resources         Global         Income
  Portfolio    Portfolio     Portfolio      Portfolio      Portfolio       Portfolio       Portfolio
-----------  -----------   -----------    ------------   -------------   --------------  --------------
$ 20,140,787  $  2,653,932  $208,864,409  $  14,525,330   $ 1,299,349    $  22,276,540   $   9,115,688

       8,927             0        41,887              0             0           39,109               0
------------  ------------  ------------  -------------   -----------    -------------   -------------
$ 20,149,714  $  2,653,932  $208,906,296  $  14,525,330   $ 1,299,349    $  22,315,649   $   9,115,688
============  ============  ============  =============   ===========    =============   =============

$ 20,149,714  $  2,653,932  $208,906,296  $  14,525,330   $ 1,299,349    $  22,315,649   $   9,115,688
------------  ------------  ------------  -------------   -----------    -------------   -------------
$ 20,149,714  $  2,653,932  $208,906,296  $  14,525,330   $ 1,299,349    $  22,315,649   $   9,115,688
============  ============  ============  =============   ===========    =============   =============


          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                     A15

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 1999

                                                                                     SUBACCOUNTS
                                                        -----------------------------------------------------------------------
                                                         Prudential                      Prudential
                                                         Zero Coupon                        Small       T. Rowe Price
                                                            Bond         Prudential    Capitalization   International    AIM V.I.
                                                            2005          Jennison         Stock           Stock          Value
                                                          Portfolio       Portfolio       Portfolio       Portfolio        Fund
                                                        ------------     -----------   --------------   -------------  -------------
ASSETS
   Investment in The Prudential Series Fund, Inc
     Portfolios and non-Prudential administered
     funds, at net asset value [Note 3].............    $    18,245,173  $   6,822,949  $   13,425,006  $     18,814    $     94,337
   Receivable from
     Pruco Life Insurance Company [Note 2]..........              8,887              0               0             0               0
                                                       ----------------  -------------  --------------  ------------    ------------
   Net Assets.......................................   $     18,254,060  $   6,822,949  $   13,425,006  $     18,814    $     94,337
                                                       ================  =============  ==============  ============    ============
NET ASSETS, representing:
   Equity of contract owners [Note 4]...............   $     18,254,060  $   6,822,949  $   13,425,006  $     18,814    $     94,337
                                                       ----------------  -------------  --------------  ------------    ------------
                                                       $     18,254,060  $   6,822,949  $   13,425,006  $     18,814    $     94,337
                                                       ================  =============  ==============  ============    ============





          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A16

    -------------------------
        Janus         MFS
        Aspen       Emerging
        Growth       Growth
       Portfolio     Series
    -------------  ----------


    $    22,400    $    4,545

              0             0
    -----------    ----------
    $    22,400    $    4,545
    ===========    ==========

   $     22,400    $    4,545
   ------------    ----------
   $     22,400    $    4,545
   ============    ==========



          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39



                                      A17

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998, and 1997



                                                                                SUBACCOUNTS
                                                -----------------------------------------------------------------------------------
                                                             Prudential                                  Prudential
                                                                Money                                    Diversified
                                                                Market                                      Bond
                                                               Portfolio                                  Portfolio
                                                -----------   -----------   -----------   -------------  ------------  ------------
                                                    1999          1998          1997           1999           1998         1997
                                                -----------   -----------   -----------   -------------  ------------  ------------
INVESTMENT INCOME
   Dividend income...........................   $   835,985   $   461,945   $   461,061   $           0  $  2,359,120  $  2,574,631
                                                -----------   -----------   -----------   -------------  ------------  ------------
EXPENSES
   Charges to contract owners for assuming
        mortality risk and expense risk
        [Note 5A]............................       102,057        53,117        50,651         253,044       229,634       205,292
   Reimbursement for excess expenses
     [Note 5C]...............................             0             0             0               0             0             0
                                                -----------   -----------   -----------   -------------  ------------  ------------
NET EXPENSES.................................       102,057        53,117        50,651         253,044       229,634       205,292
                                                -----------   -----------   -----------   -------------  ------------  ------------
NET INVESTMENT INCOME (LOSS).................       733,928       408,828       410,410       (253,044)     2,129,486     2,369,339
                                                -----------   -----------   -----------   -------------  ------------  ------------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
        Capital gains distributions
        received.............................             0             0             0         114,761       128,093       408,037
        Realized gain (loss) on shares
          redeemed...........................             0             0             0        (24,825)       173,161        94,146
         Net change in unrealized gain
        (loss) on investments................             0             0             0       (406,752)      (29,348)     (288,588)
                                                -----------   -----------   -----------   -------------  ------------  ------------
NET GAIN (LOSS) ON INVESTMENTS...............             0             0             0       (316,816)       271,906       213,595
                                                -----------   -----------   -----------   -------------  ------------  ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS................................   $   733,928   $   408,828   $   410,410   $   (569,860)  $  2,401,392  $  2,582,934
                                                ===========   ===========   ===========   ============   ============  ============


                                      A18

                                                      SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------------------
                                                         Prudential                                Prudential
               Prudential                                 Flexible                                Conservative
                 Equity                                   Managed                                   Balanced
               Portfolio                                 Portfolio                                 Portfolio
---------------------------------------   ---------------------------------------  --------------------------------------------
     1999         1998          1997          1999          1998          1997        1999            1998             1997
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------
$   716,887   $   860,120   $ 1,108,812   $     1,508  $  1,147,432   $ 1,050,936  $ 2,010,476   $    1,965,960   $   2,025,296
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------

    263,130       284,011       286,301       111,448       209,364       206,248      289,895          271,618         256,921

          0             0             0             0             0             0            0                0               0
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------
    263,130       284,011       286,301       111,448       209,364       206,248      289,895          271,618         256,921
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------
    453,757       576,109       822,511      (109,940)      938,068       844,688    1,720,581        1,694,342       1,768,375
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------

  5,076,635     5,026,484     2,827,131       382,730     3,419,770     5,545,715      270,329        2,703,038       5,037,552

  1,953,344     4,779,486     1,774,816      (650,961)      353,509       605,368      (17,659)         935,553         200,066

 (1,836,843)    5,230,122)    4,476,157     2,299,575    (1,305,317)   (1,682,924)     959,440         (276,688)     (1,945,306)
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------
  5,193,136     4,575,848     9,078,104     2,031,344     2,467,962     4,468,159    1,212,110        3,361,903       3,292,312
-----------   -----------   -----------   -----------  ------------   -----------  -----------   --------------   -------------

$ 5,646,893   $ 5,151,957   $ 9,900,615   $ 1,921,404  $  3,406,030   $ 5,312,847  $ 2,932,691   $    5,056,245   $   5,060,687
===========   ===========   ===========   ===========  ============   ===========  ===========   ==============   =============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A19

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998, and 1997

                                                                                   SUBACCOUNTS
                                                   -----------------------------------------------------------------------------
                                                                Prudential                            Prudential
                                                               Zero Coupon                               High
                                                                   Bond                                 Yield
                                                                   2000                                  Bond
                                                                Portfolio                             Portfolio
                                                   ----------------------------------   ----------------------------------------
                                                      1999         1998       1997         1999          1998           1997
                                                   ----------  -----------  ---------   ----------   ------------   ------------
INVESTMENT INCOME
   Dividend income.............................    $        0  $   821,929  $ 745,017   $    8,128   $    261,439   $    197,684
                                                   ----------  -----------  ---------   ----------   ------------   ------------
EXPENSES
   Charges to contract owners for assuming
     mortality risk and expense risk
     [Note 5A].................................       108,538      101,177    101,616       16,950         15,665         12,354
   Reimbursement for excess expenses
     [Note 5C].................................       (33,065)     (37,196)   (42,117)           0              0              0
                                                   ----------  -----------  ---------   ----------   ------------   ------------
NET EXPENSES...................................        75,473       63,981     59,499       16,950         15,665         12,354
                                                   ----------  -----------  ---------   ----------   ------------   ------------
NET INVESTMENT INCOME (LOSS)...................       (75,473)     757,948    685,518       (8,822)       245,774        185,330
                                                   ----------  -----------  ---------   ----------   ------------   ------------
NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
     Capital gains distributions received......        32,835      227,825    690,332            0              0              0
     Realized gain (loss) on shares
        redeemed...............................          (424)     (52,050)   (94,913)     (58,390)        (4,633)        16,526
     Net change in unrealized gain  (loss)
        on investments.........................       369,335      217,606   (355,649)     181,106       (334,049)        59,640
                                                   ----------  -----------  ---------   ----------   ------------   ------------
NET GAIN (LOSS) ON INVESTMENTS.................       401,746      393,381    239,770      122,716       (338,682)        76,166
                                                   ----------  -----------  ---------   ----------   ------------   ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..................................    $  326,273  $ 1,151,329  $ 925,288   $  113,894   $    (92,908)   $   261,496
                                                   ==========  ===========  =========   ==========   ============   ============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A20

                                                      SUBACCOUNTS (Continued)
---------------------------------------------------------------------------------------------------------------------------------
               Prudential                                    Prudential                                 Prudential
                  Stock                                        Equity                                    Natural
                  Index                                        Income                                   Resources
                Portfolio                                     Portfolio                                 Portfolio
------------------------------------------    -----------------------------------------   ---------------------------------------
    1999          1998            1997           1999           1998            1997         1999         1998           1997
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------
$  1,908,245  $   1,729,752   $  1,326,042    $   334,015    $   365,234     $  370,792   $    7,779    $   8,084     $     8,087
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------

   1,068,971        820,541        502,161         87,421         90,144         85,229        6,660        5,828           9,335

           0              0              0              0              0              0            0            0               0
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------
   1,068,971        820,541        502,161         87,421         90,144         85,229        6,660        5,828           9,335
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------
     839,274        909,211        823,881        246,594        275,090        285,563        1,119        2,256          (1,248)
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------

   2,384,852      2,499,196      2,997,271      1,617,066        797,222      1,414,553            0       50,250         136,346

   5,878,374      5,771,729      2,754,626         87,899      2,673,910        481,377      (16,748)     (28,695)         24,931

  24,251,918     24,590,569     15,534,339       (246,900)    (4,107,342)     2,177,083      416,542     (210,866)       (299,786)
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------
  32,515,144     32,861,494     21,286,236      1,458,065       (636,210)     4,073,013      399,794     (189,311)       (138,509)
------------  -------------   ------------    -----------    -----------     ----------   ----------    ---------     -----------

$ 33,354,418  $  33,770,705   $ 22,110,117    $ 1,704,659    $  (361,120)    $4,358,576   $  400,913    $(187,055)    $  (139,757)
============  =============   ============    ===========    ===========     ==========   ===========   =========     ===========


          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A21

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998, and 1997

                                                                                          SUBACCOUNTS
                                                      ------------------------------------------------------------------------------
                                                                                                              Prudential
                                                                     Prudential                               Government
                                                                       Global                                  Income
                                                                     Portfolio                                Portfolio
                                                      ---------------------------------------   ------------------------------------
                                                         1999           1998         1997          1999          1998        1997
                                                      -----------   -----------   -----------   ----------    ---------   ----------
INVESTMENT INCOME
   Dividend income..........................          $    65,033   $   160,959   $   149,254   $        0    $ 402,330   $  257,272
                                                      -----------   -----------   -----------   ----------    ---------   ----------
EXPENSES
   Charges to contract owners for assuming
     mortality risk and expense risk
     [Note 5A]..............................               93,204        70,813        80,250       53,497       38,968       23,144
   Reimbursement for excess expenses
     [Note 5C]..............................                    0             0             0            0            0            0
                                                      -----------   -----------   -----------   ----------    ---------   ----------
NET EXPENSES................................               93,204        70,813        80,250       53,497       38,968       23,144
                                                      -----------   -----------   -----------   ----------    ---------   ----------
NET INVESTMENT INCOME (LOSS)................              (28,171)       90,146        69,004      (53,497)     363,362      234,128
                                                      -----------   -----------   -----------   ----------    ---------   ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
     Capital gains distributions received...              114,030       536,310       504,462            0            0            0
     Realized gain (loss) on shares
       redeemed.............................              472,274       235,100     1,501,595        7,916        8,247       17,410
     Net change in unrealized gain (loss)
       on investments.......................            6,341,128     1,531,076      (871,934)    (235,875)     205,452       86,634
                                                      -----------   -----------   -----------   ----------    ---------   ----------
NET GAIN (LOSS) ON INVESTMENTS..............            6,927,432     2,302,486     1,134,123     (227,959)     213,699      104,044
                                                      -----------   -----------   -----------   ----------    ---------   ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS.........          $ 6,899,261  $  2,392,632   $ 1,203,127   $ (281,456)   $ 577,061   $  338,172
                                                      ===========  ============   ===========   ==========    =========   ==========

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A22

                                                   SUBACCOUNTS (Continued)
------------------------------------------------------------------------------------------------------------------------------------
              Prudential                                                                          Prudential
              Zero Coupon                                                                            Small
                 Bond                                    Prudential                              Capitalization
                 2005                                     Jennison                                   Stock
               Portfolio                                  Portfolio                                Portfolio
  ---------------------------------------    -------------------------------------  ---------------------------------------------
       1999            1998        1997           1999         1998          1997     1999            1998             1997
   -------------  -----------  ----------    -------------  ----------   ---------  -----------    -----------    -------------
    $          0  $   650,198  $   485,431    $      8,827  $    3,905   $   1,751   $        0    $    49,149    $      39,052
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------


         100,526       67,532       42,708          28,413      11,315       4,217       63,208         43,679           34,205

         (30,803)     (22,824)     (23,762)              0           0           0            0              0                0
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------
          69,723       44,708       18,946          28,413      11,315       4,217       63,208         43,679           34,205
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------
         (69,723)     605,490      466,485         (19,586)     (7,410)     (2,466)     (63,208)         5,470            4,847
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------

               0        7,803      124,816         273,783      37,636      50,105      212,536        604,937          381,206

           2,368       12,587      225,279          65,721      22,375      43,121       46,013       (29,549)          703,647

        (972,258)     773,486      215,644       1,513,045     478,204      73,161    1,237,638       (95,776)          238,634
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------
        (969,890)     793,876      565,739       1,852,549     538,215     166,387    1,496,187        479,612        1,323,487
   -------------  -----------  -----------   -------------  ----------   ---------  -----------    -----------    -------------

    $ (1,039,613) $ 1,399,366  $ 1,032,224    $  1,832,963  $  530,805   $ 163,921   $1,432,979    $   485,082    $   1,328,334
   =============  ===========  ===========   =============  ==========   =========  ===========    ===========    =============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A23

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF OPERATIONS
For the periods ended December 31, 1999, 1998, and 1997


                                                                               SUBACCOUNTS
                                                        ----------------------------------------------------------
                                                           T. Rowe Price                  Janus           MFS
                                                           International   AIM V.I.       Aspen         Emerging
                                                              Stock         Value         Growth         Growth
                                                            Portfolio*      Fund*        Portfolio*      Series*
                                                         ---------------  ---------    ------------   -----------
                                                              1999          1999            1999          1999
                                                         ---------------  ---------    ------------   -----------
INVESTMENT INCOME
  Dividend income...................................       $    68       $      141     $        20       $      0
                                                         ---------      -----------     -----------      ---------
EXPENSES
  Charges to contract owners for assuming
     mortality risk and expense risk
     [Note 5A]......................................            33               60              30              2
  Reimbursement for excess expenses
     [Note 5C]......................................             0                0               0              0
                                                         ---------      -----------     -----------      ---------
NET EXPENSES........................................            33               60              30              2
                                                         ---------      -----------     -----------      ---------
NET INVESTMENT INCOME (LOSS)........................            35               81             (10)            (2)
NET REALIZED AND UNREALIZED GAIN                         ---------      -----------     -----------      ---------
  (LOSS) ON INVESTMENTS
     Capital gains distributions received...........           214              738               0              0
     Realized gain (loss) on shares redeemed........             0              (17)            (28)           (29)
     Net change in unrealized gain (loss) on
      investments...................................         3,329            4,894           3,357            800
                                                         ---------      -----------     -----------      ---------
NET GAIN (LOSS) ON INVESTMENTS .....................         3,543            5,615           3,329            771
NET INCREASE (DECREASE) IN NET                           ---------      -----------     -----------      ---------
  ASSETS RESULTING FROM
  OPERATIONS........................................       $ 3,578       $    5,696     $     3,319       $    769
                                                         =========      ===========     ===========      =========

*Became available on June 7, 1999 (Note 1)

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A24

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                      SUBACCOUNTS
                                                 -----------------------------------------------------------------------------------
                                                                 Prudential                                  Prudential
                                                                   Money                                     Diversified
                                                                   Market                                      Bond
                                                                 Portfolio                                   Portfolio
                                                ---------------------------------------   -----------------------------------------
                                                       1999         1998          1997           1999          1998        1997
                                                -----------  ------------   -----------   -----------    ------------  ------------
OPERATIONS

   Net investment income (loss).............     $  733,928  $    408,828   $   410,410   $  (253,044)   $  2,129,486  $  2,369,339
   Capital gains distributions received.....              0             0             0       114,761         128,093       408,037
   Realized gain (loss) on shares redeemed..              0             0             0       (24,825)        173,161        94,146
   Net change in unrealized gain (loss) on
     investments............................              0             0             0      (406,752)        (29,348)     (288,588)
                                                -----------  ------------   -----------   -----------    ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS................        733,928       408,828       410,410      (569,860)      2,401,392     2,582,934
                                                -----------  ------------   -----------   -----------    ------------  ------------
PREMIUM PAYMENTS AND OTHER OPERATING
   TRANSFERS
   Contract Owner Net Payments..............      4,681,912     8,459,179    16,018,494     4,403,759       4,026,378     5,573,222
   Policy Loans.............................              0             0       (45,968)         (153)        (10,790)            0
   Policy Loan Repayments and Interest......              0             0        44,362           399              85       449,595
   Surrenders, Withdrawals and Death
     Benefits...............................       (487,668)       48,094      (447,841)     (525,927)     (5,421,341)   (3,109,854)
   Net Transfers From (To) Other Subaccounts
     or Fixed Rate Option...................      6,419,780)   (5,068,699)  (17,376,103)    1,276,029       4,043,371       146,922
   Withdrawal and Other Charges.............       (442,288)     (258,516)     (264,540)     (461,017)       (491,540)     (665,026)
                                                -----------  ------------   -----------   -----------    ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM PREMIUM PAYMENTS AND OTHER
   OPERATING TRANSFERS......................      7,332,176     3,180,058    (2,071,596)    4,693,090       2,146,163     2,394,859
                                                -----------  ------------   -----------   -----------    ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RETAINED IN THE ACCOUNT [Note 7].........              0        (1,722)     (115,766)            0         (35,755)      (86,028)
                                                -----------  ------------   -----------   -----------    ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....      8,066,104     3,587,164    (1,776,952)    4,123,230       4,511,800     4,891,765

NET ASSETS
   Beginning of period......................     12,954,317     9,367,153    11,144,105    41,131,530      36,619,730    31,727,965
                                                -----------  ------------   -----------   -----------    ------------  ------------
   End of period                                $21,020,421  $ 12,954,317   $ 9,367,153   $45,254,760    $ 41,131,530  $ 36,619,730
                                                ===========  ============   ===========   ===========    ============  ============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A25

                                                      SUBACCOUNTS (Continued)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Prudential                                Prudential
                    Prudential                                  Flexible                                Conservative
                      Equity                                    Managed                                   Balanced
                    Portfolio                                  Portfolio                                 Portfolio
 -------------------------------------------  -----------------------------------------   ----------------------------------------
        1999          1998           1997           1999          1998          1997           1999          1998         1997
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------
  $     453,757   $   576,109   $    822,511  $   (109,940)  $    938,068  $    844,688   $  1,720,581  $  1,694,342  $  1,768,375
      5,076,635     5,026,484      2,827,131       382,730      3,419,770     5,545,715        270,329     2,703,038     5,037,552
      1,953,344     4,779,486      1,774,816      (650,961)       353,509       605,368        (17,659)      935,553       200,066

     (1,836,843)   (5,230,122)     4,476,157     2,299,575     (1,305,317)   (1,682,924)       959,440      (276,688)   (1,945,306)
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------


      5,646,893     5,151,957      9,900,615     1,921,404      3,406,030     5,312,847      2,932,691     5,056,245     5,060,687
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------

      4,684,781     5,974,743      8,187,661       641,303      2,727,720     4,391,711      1,545,758     6,161,137     2,723,156
         (6,740)      (16,155)        (2,354)         (200)       (13,509)     (101,032)             0           (15)     (114,831)
          1,776         2,348          6,595         1,440          2,543       109,493              0           976     1,296,181

     (4,842,312)  (11,366,743)    (3,056,522)  (22,131,312)    (1,109,742)   (3,330,740)    (2,737,605)      (41,543)     (871,239)

     (6,140,793)   (6,233,542)    (2,416,623)   (3,703,401)    (9,445,233)    2,115,451      3,457,685   (11,038,745)    2,899,464
       (570,661)     (750,093)      (962,520)     (167,745)      (300,968)     (387,697)      (630,939)     (628,277)     (699,975)
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------

     (6,873,949)  (12,389,442)     1,756,237   (25,359,915)    (8,139,189)    2,797,186      1,634,899    (5,546,467)    5,232,756
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------


              0      (378,339)         2,060             0         99,015        (1,047)             0        (6,712)    1,650,849
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------


     (1,227,056)   (7,615,824)    11,658,912   (23,438,511)    (4,634,144)    8,108,986      4,567,590      (496,934)   11,944,292

     46,158,354    53,774,178     42,115,266    32,845,241     37,479,385    29,370,399     47,024,976    47,521,910    35,577,618
  -------------   -----------   ------------  ------------   ------------  ------------   ------------  ------------  ------------
  $  44,931,298   $46,158,354   $ 53,774,178  $  9,406,730   $ 32,845,241  $ 37,479,385   $ 51,592,566  $ 47,024,976  $ 47,521,910
  =============   ===========   ============  ============   ============  ============   ============  ============  ============


          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A26

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                SUBACCOUNTS
                                                    -------------------------------------------------------------------------------
                                                                Prudential                                Prudential
                                                               Zero Coupon                                   High
                                                                  Bond                                       Yield
                                                                  2000                                       Bond
                                                                Portfolio                                  Portfolio
                                                    -------------------------------------    -------------------------------------
                                                         1999          1998        1997          1999         1998         1997
                                                    -------------  -----------  ---------    -----------  ------------ -----------
OPERATIONS
   Net investment income (loss) .................    $    (75,473) $   757,948  $   685,518  $    (8,822) $    245,774 $   185,330
   Capital gains distributions received .........          32,835      227,825      690,332            0             0           0
   Realized gain (loss) on shares redeemed ......            (424)     (52,050)     (94,913)     (58,390)       (4,633)     16,526
   Net change in unrealized gain (loss) on
     investments ................................         369,335      217,606     (355,649)     181,106      (334,049)     59,640
                                                     ------------  -----------  -----------  -----------  ------------ -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING FROM
   OPERATIONS ...................................         326,273    1,151,329      925,288      113,894       (92,908)    261,496
                                                     ------------  -----------  -----------  -----------  ------------ -----------
PREMIUM PAYMENTS
   AND OTHER OPERATING TRANSFERS
   Contract Owner Net Payments ..................       2,430,047    2,718,006    2,096,958      245,021       637,224     330,357
   Policy Loans .................................               0            0            0            0             0           0
   Policy Loan Repayments and Interest ..........               0            0            0            0             0           0
   Surrenders, Withdrawals and Death
     Benefits ...................................              (4)          (5)     (99,448)    (307,785)       (1,826)   (298,998)
   Net Transfers From (To) Other Subaccounts
     or Fixed Rate Option .......................          44,509   (4,790,386)  (5,246,708)    (466,171)      556,432     297,454
   Withdrawal and Other Charges .................         (84,071)     (84,639)    (125,845)     (51,266)      (67,806)    (67,627)
                                                     ------------  -----------  -----------  -----------  ------------ -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM PREMIUM
   PAYMENTS AND OTHER OPERATING
   TRANSFERS ....................................       2,390,481   (2,157,024)  (3,375,043)    (580,201)    1,124,024     261,186
                                                     ------------  -----------  -----------  -----------  ------------ -----------
NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE
   ACCOUNT [Note 7] .............................               0      (33,379)    (325,458)           0        (1,836)     (7,832)
                                                     ------------  -----------  -----------  -----------  ------------ -----------
TOTAL INCREASE (DECREASE) IN NET
   ASSETS .......................................       2,716,754   (1,039,074)  (2,775,213)    (466,307)    1,029,280     514,850

NET ASSETS
   Beginning of period ..........................      17,432,960   18,472,034   21,247,247    3,120,239     2,090,959   1,576,109
                                                     ------------  -----------  -----------  -----------  ------------ -----------
   End of period ................................    $ 20,149,714  $17,432,960  $18,472,034  $ 2,653,932  $  3,120,239 $ 2,090,959
                                                     ============  ===========  ===========  ===========  ============ ===========

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A27

                                                   SUBACCOUNTS(Continued)
---------------------------------------------------------------------------------------------------------------------------------
                                                                 Prudential                              Prudential
                     Prudential                                   Equity                                   Natural
                    Stock Index                                   Income                                  Resources
                     Portfolio                                   Portfolio                                Portfolio
-------------------------------------------   ----------------------------------------     --------------------------------------
     1999            1998           1997           1999          1998           1997          1999           1998           1997
-------------    -----------   ------------   -----------   ------------   -----------     ----------   -----------    ----------
 $    839,274   $    909,211   $    823,881   $   246,594   $    275,090   $   285,563     $    1,119   $     2,256    $   (1,248)
    2,384,852      2,499,196      2,997,271     1,617,066        797,222     1,414,553              0        50,250       136,346
    5,878,374      5,771,729      2,754,626        87,899      2,673,910       481,377        (16,748)      (28,695)       24,931

   24,251,918     24,590,569     15,534,339      (246,900)    (4,107,342)    2,177,083        416,542      (210,866)     (299,786)
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------


   33,354,418     33,770,705     22,110,117     1,704,659       (361,120)    4,358,576        400,913      (187,055)     (139,757)
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------


   13,998,881     13,077,570     14,400,181       355,583        260,870       857,548         35,856        48,993       343,362
      (16,721)       (19,574)       (15,209)      (12,069)             0             0              0             0             0
        1,041            144         25,713           139              0             0              0             0             0

  (10,598,966)      (432,906)    (3,907,071)     (497,594)    (8,141,933)     (802,616)           (16)            0      (674,237)

    6,749,174     11,664,940     17,853,467    (1,279,058)     7,241,853      (358,547)        17,250        22,258        47,378
   (1,633,867)    (1,454,112)    (1,103,134)     (175,220)      (248,861)     (366,230)       (25,740)      (23,922)      (38,500)
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------


    8,499,542     22,836,062     27,253,947    (1,608,219)      (888,071)     (669,845)        27,350        47,329      (321,997)
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------

            0         42,339         (7,138)            0        (15,048)      (64,926)             0        (5,635)      (11,668)
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------

   41,853,960     56,649,106     49,356,926        96,440     (1,264,239)    3,623,805        428,263      (145,361)     (473,422)


  167,052,336    110,403,230     61,046,304    14,428,890     15,693,129    12,069,324        871,086     1,016,447     1,489,869
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------
 $208,906,296   $167,052,336   $110,403,230   $14,525,330   $ 14,428,890   $15,693,129     $1,299,349   $   871,086    $1,016,447
 ------------   ------------   ------------   -----------   ------------   -----------     ----------   -----------    ----------

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A28

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                     SUBACCOUNTS
                                                   -------------------------------------------------------------------------------

                                                                                                       Prudential
                                                                   Prudential                          Government
                                                                    Global                               Income
                                                                   Portfolio                            Portfolio
                                                   --------------------------------------    -------------------------------------
                                                        1999           1998       1997         1999        1998           1997
                                                   ------------  ------------ -----------    --------   ----------   -------------
OPERATIONS
   Net investment income (loss).............       $    (28,171) $    90,146  $    69,004  $  (53,497)  $  363,362   $   234,128
   Capital gains distributions received.....            114,030      536,310      504,462           0            0             0
   Realized gain (loss) on shares redeemed..            472,274      235,100    1,501,595       7,916        8,247        17,410
   Net change in unrealized gain (loss) on
     investments............................          6,341,128    1,531,076     (871,934)   (235,875)     205,452        86,634
                                                   ------------  -----------  -----------  ----------   ----------   -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING FROM
   OPERATIONS...............................          6,899,261    2,392,632    1,203,127    (281,456)     577,061       338,172
                                                   ------------  -----------  -----------  ----------   ----------   -----------
PREMIUM PAYMENTS
   AND OTHER OPERATING TRANSFERS
   Contract Owner Net Payments..............          2,076,557    1,832,043    2,622,189      34,648      139,842       425,284
   Policy Loans.............................                  0            0      (67,171)          0            0             0
   Policy Loan Repayments and Interest......                  0            0       67,209           0            0             0
   Surrenders, Withdrawals and Death
     Benefits...............................         (1,963,919)     (16,418)  (4,072,024)    (29,494)         120    (1,472,671)
   Net Transfers From (To) Other Subaccounts
     or Fixed Rate Option...................          2,397,693   (1,739,609)  (4,363,304)  1,026,359    4,402,000       763,266
   Withdrawal and Other Charges.............           (134,514)    (128,121)    (199,522)   (100,336)     (84,070)      (87,039)
                                                   ------------  -----------  -----------  ----------   ----------   -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM PREMIUM
   PAYMENTS AND OTHER OPERATING
   TRANSFERS................................          2,375,817      (52,105)  (6,012,623)    931,177    4,457,892      (371,160)
                                                   ------------  -----------  -----------  ----------   ----------   -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RETAINED IN THE
   ACCOUNT [Note 7].........................                  0      (27,164)    (140,126)          0       (2,141)     (104,696)
                                                   ------------  -----------  -----------  ----------   ----------   -----------

TOTAL INCREASE (DECREASE) IN NET
   ASSETS...................................          9,275,078    2,313,363   (4,949,622)    649,721    5,032,812      (137,684)


NET ASSETS
   Beginning of period......................         13,040,571   10,727,208   15,676,830   8,465,967    3,433,155     3,570,839
                                                   ------------  -----------  -----------  ----------   ----------   -----------
   End of period............................       $ 22,315,649  $13,040,571  $10,727,208  $9,115,688   $8,465,967   $ 3,433,155
                                                   ============  ===========  ===========  ==========   ==========   ===========


          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A29


                                                      SUBACCOUNTS (Continued)
-------------------------------------------------------------------------------------------------------------------------------
                 Prudential                                                                        Prudential
                Zero Coupon                                                                          Small
                    Bond                                    Prudential                           Capitalization
                    2005                                     Jennison                                Stock
                 Portfolio                                  Portfolio                              Portfolio
-----------------------------------------    ------------------------------------    ------------------------------------------
    1999            1998          1997          1999          1998         1997          1999         1998             1997
-----------     -----------    ----------    ----------   -----------   ---------    ----------    -----------    -------------
$   (69,723)    $   605,490   $   466,485   $   (19,586)  $    (7,410)  $  (2,466) $    (63,208)   $     5,470    $       4,847
          0           7,803       124,816       273,783        37,636      50,105       212,536        604,937          381,206
      2,368          12,587       225,279        65,721        22,375      43,121        46,013        (29,549)         703,647

   (972,258)        773,486       215,644     1,513,045       478,204      73,161     1,237,638        (95,776)         238,634
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------



 (1,039,613)      1,399,366     1,032,224     1,832,963       530,805     163,921     1,432,979        485,082        1,328,334
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------


  2,436,857       2,768,957       962,033       144,235        75,139     238,539     2,648,566      1,531,442        2,981,948
          0               0             0             0             0           0             0              0                0
          0               0             0             0             0           0             0              0                0

          0          25,615       (26,502)      (13,816)            0    (293,084)   (1,666,822)       (19,451)      (4,293,128)

    154,707       6,405,234     3,302,946     2,170,749     1,234,490     508,875       604,964      2,745,637        1,826,062
    (79,980)        (52,935)      (50,149)      (46,761)      (22,311)     (8,919)     (138,049)      (129,979)        (180,256)
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------



  2,511,584       9,146,871     4,188,328     2,254,407     1,287,318     445,411     1,448,659      4,127,649          334,626
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------



          0         (91,783)      119,618             0        32,534         806             0        (24,899)          18,918
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------


  1,471,971      10,454,454     5,340,170     4,087,370     1,850,657     610,138     2,881,638      4,587,832        1,681,878


 16,782,089       6,327,635       987,465     2,735,579       884,922     274,784    10,543,368      5,955,536        4,273,658
-----------     -----------   -----------   -----------   -----------   ---------  ------------    -----------    -------------
$18,254,060     $16,782,089   $ 6,327,635   $ 6,822,949   $ 2,735,579   $ 884,922  $ 13,425,006    $10,543,368    $   5,955,536
===========     ===========   ===========   ===========   ===========   =========  ============    ===========    =============

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A30

                            FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 1999, 1998 and 1997

                                                                                 SUBACCOUNTS
                                                                 -----------------------------------------------
                                                                 T. Rowe Price               Janus        MFS
                                                                 International   AIM V.I.    Aspen      Emerging
                                                                    Stock          Value     Growth      Growth
                                                                   Portfolio*      Fund*   Portfolio*    Series*
                                                                 -------------   --------  ----------   --------
                                                                      1999         1999       1999        1999
                                                                 -------------   --------  ----------   --------
OPERATIONS
 Net investment income (loss)...............................     $          35   $     81  $      (10)  $     (2)
 Capital gains distributions received.......................               214        738           0          0
 Realized gain (loss) on shares redeemed....................                 0        (17)        (28)       (29)
 Net change in unrealized gain (loss) on investments........             3,329      4,894       3,357        800
                                                                 -------------   --------  ----------   --------
NET INCREASE (DECREASE) IN
 NET ASSETS RESULTING FROM OPERATIONS.......................             3,578      5,696       3,319        769
                                                                 -------------   --------  ----------   --------
PREMIUM PAYMENTS
  AND OTHER OPERATING TRANSFERS
  Contract Owner Net Payments...............................                43      3,832       9,107      3,779
  Policy Loans..............................................                 0          0           0          0
  Policy Loan Repayments and Interest.......................                 0          0           0          0
   Surrenders, Withdrawals and Death Benefits...............                 0          0           0          0
  Net Transfers From (To) Other Subaccounts or Fixed Rate
   Option...................................................            15,220     84,865      10,000          0
  Withdrawal and Other Charges..............................               (27)       (56)        (26)        (3)
                                                                 -------------   --------  ----------   --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM PREMIUM
  PAYMENTS AND OTHER OPERATING
  TRANSFERS.................................................            15,236     88,641      19,081      3,776
                                                                 -------------   --------  ----------   --------
NET INCREASE (DECREASE) IN NET
  ASSETS RETAINED IN THE
  ACCOUNT [Note 7]..........................................                 0          0           0          0
                                                                 -------------   --------  ----------   --------

TOTAL INCREASE (DECREASE) IN NET
  ASSETS....................................................            18,814     94,337      22,400      4,545

NET ASSETS
  Beginning of period........................................                0          0           0          0
                                                                 -------------   --------  ----------   --------
  End of period..............................................    $      18,814   $ 94,337  $   22,400   $  4,545
                                                                 =============   ========  ==========   ========

 *Became available on June 7, 1999 (Note 1)

          SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A32 THROUGH A39

                                      A31

                       NOTES TO FINANCIAL STATEMENTS OF
                     PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT
                               December 31, 1999

Note 1:   General

          Pruco Life Variable Universal Account (the "Account") was established on April 17, 1989 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-- owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from sales of the Pruselect I, Pruselect II and, effective November 10, 1999, Pruselect III Variable Universal Life products are invested in the Account as directed by the contract owners.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. There are twenty subaccounts within the Account, each of which invests only in a corresponding portfolio of The Prudential Series Fund, Inc. (the "Series Fund") or any of the non-Prudential administered fund shown on Note 3. The Series Fund is a diversified open --end management investment company, and is managed by Prudential.

          Beginning June 7, 1999, the following five additional non--Prudential administered subaccounts became available to contract owners for Pruselect I and Pruselect II and beginning November 10, 1999, as discussed above, they became available for Pruselect III contract owners: AIM V.I. Value Fund; American Century VP Value Fund; Janus Aspen Growth Portfolio; MFS Emerging Growth Series; and the T. Rowe International Stock Portfolio.

          At December 31, 1999 there were no balances pertaining to the VP Value Portfolio in the Account.

Note 2:   Significant Accounting Policies

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund or the non-
          -----------
          Prudential administered funds are stated at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security
          ---------------------
          transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions
          ----------------------
          received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the ex--dividend date.

          Receivable from Pruco Life Insurance Company--At times, Pruco Life may
          --------------------------------------------
          expect to receive an amount from the Account primarily related to processing contract owner payments, surrenders, withdrawals and death benefits. This amount is reflected in the Account's Statements of Net Assets as a receivable from Pruco Life. The receivable does not have an effect on the Contract owner's account or the related unit value.

                                      A32

Note 3: Investment Information for the Pruco Life Variable Universal Account

        The net asset value per share for each portfolio of the Series Fund or the non-Prudential administered funds, the number of shares (rounded) of each portfolio held by the Account and the aggregate cost of investments in such shares at December 31, 1999 were as follows:

                                             Prudential      Prudential                    Prudential     Prudential
                                               Money         Diversified    Prudential      Flexible     Conservative
                                               Market           Bond         Equity         Managed        Balanced
                                             Portfolio        Portfolio     Portfolio       Portfolio      Portfolio
                                           -------------   --------------  ------------   ------------  --------------
        Number of shares (rounded):            2,102,042        4,132,855     1,552,325        533,261       3,358,891
        Net asset value per share:         $       10.00   $        10.95  $      28.90   $      17.64  $        15.36
        Cost:                              $  21,020,421   $   45,646,113  $ 42,895,709   $  9,411,230  $   51,242,001

                                             Prudential      Prudential
                                               Zero            High         Prudential     Prudential     Prudential
                                              Coupon           Yield           Stock         Equity         Natural
                                             Bond 2000         Bond            Index         Income        Resources
                                             Portfolio       Portfolio       Portfolio      Portfolio      Portfolio
                                           -------------   --------------  ------------   ------------  --------------
        Number of shares (rounded):            1,550,484          352,917     4,698,862        744,126          74,761
        Net asset value per share:         $       12.99   $         7.52  $      44.45   $      19.52  $        17.38
        Cost:                              $  19,935,376   $    2,748,055  $130,132,357   $ 15,147,463  $    1,245,142

                                                                            Prudential                    Prudential
                                                             Prudential        Zero                         Small
                                             Prudential      Government       Coupon       Prudential   Capitalization
                                               Global          Income       Bond 2005       Jennison        Stock
                                             Portfolio       Portfolio      Portfolio       Portfolio      Portfolio
                                           -------------   --------------  ------------   ------------  --------------
        Number of shares (rounded):              719,062          789,237     1,438,894        210,650         826,154
        Net asset value per share:         $       30.98   $        11.55  $      12.68   $      32.39  $        16.25
        Cost:                              $  13,685,943   $    9,058,064  $ 18,225,067   $  4,743,085  $   11,821,881

                                           T. Rowe Price                      Janus           MFS
                                           International      AIM V.I.        Aspen         Emerging
                                               Stock           Value         Growth          Growth
                                             Portfolio          Fund        Portfolio        Series
                                           -------------   --------------  ------------   ------------
        Number of shares (rounded):                  988            2,816           666            120
        Net asset value per share:         $       19.04   $        33.50  $      33.65   $      37.94
        Cost:                              $      15,485   $       89,443  $     19,043   $      3,745

                                      A33

Note 4: Contract Owner Unit Information

        Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 1999 were as follows:

                                                                            SUBACCOUNTS
                                                  -----------------------------------------------------------------------
                                                    Prudential   Prudential                    Prudential    Prudential
                                                      Money      Diversified     Prudential     Flexible    Conservative
                                                      Market        Bond           Equity        Managed      Balanced
                                                    Portfolio     Portfolio       Portfolio     Portfolio     Portfolio
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Units Outstanding
          (Pruselect I-rounded)................        290,751      4,876,997        718,417        69,687      6,224,235
        Unit Value (Pruselect I)...............   $    1.60147  $     2.03632   $    3.88421   $   2.92824  $     2.57655
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect I)....   $    465,630  $   9,931,127   $  2,790,481   $   204,061  $  16,037,053
                                                  ------------  -------------   ------------   -----------  -------------

        Contract Owner Units Outstanding
          (Pruselect II-rounded)...............     11,415,720     17,346,798     10,849,263     3,142,730     13,799,660
        Unit Value (Pruselect II)..............   $    1.60147  $     2.03632   $    3.88421   $   2.92824  $     2.57655
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect II)...   $ 18,281,934  $  35,323,633   $ 42,140,817   $ 9,202,669  $  35,555,513
                                                  ------------  -------------   ------------   -----------  -------------

        Contract Owner Units Outstanding
          (Pruselect III-rounded)..............      2,255,378              0              0             0              0
        Unit Value (Pruselect III..............   $    1.00775  $      .99424   $    1.05287   $   1.03671  $     1.02714
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect III)..   $  2,272,857  $           0   $          0   $         0  $           0
                                                  ------------  -------------   ------------   -----------  -------------
        Total Contract Owner Equity............   $ 21,020,421  $  45,254,760   $ 44,931,298   $ 9,406,730  $  51,592,566
                                                  ============  =============   ============   ===========  =============

                                                                        SUBACCOUNTS (Continued)
                                                  -----------------------------------------------------------------------
                                                    Prudential     Prudential
                                                      Zero           High         Prudential    Prudential    Prudential
                                                     Coupon         Yield           Stock         Equity       Natural
                                                    Bond 2000        Bond           Index         Income      Resources
                                                    Portfolio      Portfolio       Portfolio     Portfolio    Portfolio
        Contract Owner Units Outstanding
          (Pruselect I-rounded)................              0         28,956      8,211,055     1,062,378        243,922
        Unit Value (Pruselect I)...............   $    2.17624  $     2.25891   $    4.87074   $   3.46967  $     2.36154
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect I)....   $          0  $      65,409   $ 39,993,915   $ 3,686,102  $     576,032
                                                  ------------  -------------   ------------   -----------  -------------

        Contract Owner Units Outstanding
          (Pruselect II-rounded)...............      9,258,958      1,145,917     34,678,998     3,123,994        306,290
        Unit Value (Pruselect II)..............   $    2.17624  $     2.25891   $    4.87074   $   3.46967  $     2.36154
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect II)...   $ 20,149,714  $   2,588,523   $168,912,381   $10,839,228  $     723,317
                                                  ------------  -------------   ------------   -----------  -------------

        Contract Owner Units Outstanding
          (Pruselect III-rounded)..............            N/A              0              0             0            N/A
        Unit Value (Pruselect III).............   $        N/A  $      1.0234   $    1.07712   $   1.07537  $         N/A
                                                  ------------  -------------   ------------   -----------  -------------
        Contract Owner Equity (Pruselect III)..   $        N/A  $           0   $          0   $         0  $         N/A
                                                  ------------  -------------   ------------   -----------  -------------
        Total Contract Owner Equity............   $ 20,149,714  $   2,653,932   $208,906,296   $14,525,330  $   1,299,349
                                                  ============  =============   ============   ===========  =============

                                      A34

                                                                     SUBACCOUNTS (Continued)
                                                  -----------------------------------------------------------------------
                                                                                 Prudential                   Prudential
                                                                  Prudential       Zero                         Small
                                                    Prudential    Government      Coupon       Prudential   Capitalization
                                                     Global        Income        Bond 2005      Jennison        Stock
                                                    Portfolio     Portfolio      Portfolio      Portfolio      Portfolio
                                                  ------------   ------------   ------------  ------------  --------------
        Contract Owner Units Outstanding
          (Pruselect I-rounded)................              0      1,733,249         25,293      394,435                0
        Unit Value (Pruselect I)...............   $    2.58864   $    1.93411   $    2.36982  $   3.59559   $      1.95551
                                                  ------------   ------------   ------------  -----------   --------------
        Contract Owner Equity (Pruselect I)....   $          0   $  3,352,294   $     59,940  $ 1,418,226   $            0
                                                  ------------   ------------   ------------  -----------   --------------

        Contract Owner Units Outstanding
          (Pruselect II-rounded)...............      8,620,607      2,979,869      7,677,427    1,503,153        6,865,220
        Unit Value (Pruselect II)..............   $    2.58864   $    1.93411   $    2.36982  $   3.59559   $      1.95551
                                                  ------------   ------------   ------------  -----------   --------------
        Contract Owner Equity (Pruselect II)...   $ 22,315,649   $  5,763,394   $ 18,194,120  $ 5,404,723   $   13,425,006
                                                  ------------   ------------   ------------  -----------   --------------

        Contract Owner Units Outstanding
          (Pruselect III-rounded)..............              0            N/A            N/A            0              N/A
        Unit Value (Pruselect III).............   $    1.20743   $        N/A   $        N/A  $   1.16040   $          N/A
                                                  ------------   ------------   ------------  -----------   --------------
        Contract Owner Equity (Pruselect III)..   $          0   $        N/A   $        N/A  $         0   $          N/A
                                                  ------------   ------------   ------------  -----------   --------------
        Total Contract Owner Equity............   $ 22,315,649   $  9,115,688   $ 18,254,060  $ 6,822,949   $   13,425,006
                                                  ============  =============   ============   ===========  ==============

                                                                    SUBACCOUNTS (Continued)
                                                  ----------------------------------------------------------
                                                   T. Rowe Price      AIM          Janus            MFS
                                                   International      V.I.         Aspen          Emerging
                                                       Stock         Value         Growth          Growth
                                                     Portfolio        Fund        Portfolio        Series
                                                  --------------   ---------   --------------   ------------
        Contract Owner Units Outstanding
          (Pruselect I-rounded)................                0            0               0              0
        Unit Value (Pruselect I)...............   $      1.30529   $  1.17702  $      1.28732   $    1.64532
                                                  --------------   ----------  --------------   ------------
        Contract Owner Equity (Pruselect I)....   $            0   $        0  $            0   $          0
                                                  --------------   ----------  --------------   ------------

        Contract Owner Units Outstanding
          (Pruselect II-rounded)...............   $       14,414   $   80,149  $       17,401   $      2,762
        Unit Value (Pruselect II)..............   $      1.30529   $  1.17702  $      1.28732   $    1.64532
                                                  --------------   ----------  --------------   ------------
        Contract Owner Equity (Pruselect II)...   $       18,814   $   94,337  $       22,400   $      4,545
                                                  --------------   ----------  --------------   ------------

        Contract Owner Units Outstanding
          (Pruselect III-rounded)..............                0            0               0              0
        Unit Value (Pruselect III).............   $      1.17859   $  1.10318  $      1.13634   $    1.39445
                                                  --------------   ----------  --------------   ------------
        Contract Owner Equity (Pruselect III)..   $            0   $        0  $            0   $          0
                                                  --------------   ----------  --------------   ------------
        Total Contract Owner Equity............   $       18,814   $   94,337  $       22,400   $      4,545
                                                  ==============   ==========  ==============   ============

                                      A35

Note 5: Charges and Expenses

        A. Mortality Risk and Expense Risk Charges

           The mortality risk and expense risk charges, at an effective annual rate of 0.90% for Pruselect I and Pruselect II contracts, are applied daily against the net assets representing equity of contract owners held in each subaccount and at 0.20% for Pruselect III contract owners. Mortality risk is that contract holders may not live as long as estimated and expense risk is that the cost of issuing and administering the policies may exceed related charges by Pruco Life. Pruco Life currently intends to charge only 0.60% on Pruselect I and Pruselect II contracts, but reserves the right to make the full 0.90% charge.

        B. Partial Withdrawal Charge

           A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value. A charge equal to the lesser of $15 or 2% and $25 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a Pruselect I and Pruselect II contract, and Pruselect III contract, respectively.

        C. Expense Reimbursement

           The Account is reimbursed by Pruco Life for Pruselect I and Pruselect II contracts, on a non--guaranteed basis, for expenses incurred by the Series Fund in excess of the effective rate of 0.40% for all Zero Coupon Bond Portfolios and for the Stock Index Portfolio, 0.50% for the High Dividend Stock Portfolio, 0.55% for the Natural Resources Portfolio, and 0.65% for the High Yield Bond Portfolio of the average daily net assets of these portfolios.

        D. Cost of Insurance and Other Related Charges

           Contract owner contributions are subject to certain deductions prior to being invested in the Account. The deductions are for (1) transaction costs which are deducted from each premium payment to cover premium collection and processing costs; (2) state premium taxes; (3) sales charges which are deducted in order to compensate Pruco Life for the cost of selling the contract. Contracts are also subject to monthly charges for the costs of administering the contract.

Note 6: Taxes

        Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code and the results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded, in these financial statements.

Note 7: Net Increase (Decrease) in Net Assets Retained in the Account

        The increase (decrease) in net assets retained in the Account represents the net contributions (withdrawals) of Pruco Life to
        (from) the Account. Effective October 13, 1998, Pruco Life no longer maintains a position in the Account. Previously, Pruco Life maintained a position in the Account for liquidity purposes including unit purchases and redemptions, fund share transactions and expense processing.

                                      A36

Note 8: Unit Activity

        Transactions in units (including transfers among subaccounts), for the periods ended December 31, 1999, 1998 and 1997 were as follows:

                                                                      SUBACCOUNTS
                             --------------------------------------------------------------------------------------------------
                                                  Prudential                                   Prudential
                                                 Money Market                               Diversified Bond
                                                  Portfolio                                    Portfolio
                             -----------------------------------------------   ------------------------------------------------
                                  1999              1998            1997           1999           1998               1997
                             --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:              13,870,279        11,769,929      15,281,942     5,773,771       5,686,444         4,556,760

Contract Owner
   Redemptions:                (8,349,759)       (9,721,732)    (16,788,123)   (3,482,099)     (4,658,242)       (3,288,085)

                                                                  SUBACCOUNTS (Continued)
                             --------------------------------------------------------------------------------------------------
                                                  Prudential                                    Prudential
                                                    Equity                                   Flexible Managed
                                                  Portfolio                                     Portfolio
                             -----------------------------------------------   ------------------------------------------------
                                  1999              1998            1997           1999           1998               1997
                             --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:               3,528,860         2,885,417       4,465,527     1,991,070       8,590,002         4,476,620

Contract Owner
   Redemptions:                (5,248,863)       (6,422,617)     (3,935,074)  (10,795,219)    (11,597,522)       (3,255,025)

                                                                  SUBACCOUNTS (Continued)
                             --------------------------------------------------------------------------------------------------
                                                  Prudential                                    Prudential
                                            Conservative Balanced                            Zero Coupon 2000
                                                  Portfolio                                     Portfolio
                             -----------------------------------------------   ------------------------------------------------
                                  1999              1998            1997           1999           1998               1997
                             --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:               3,818,833        12,272,439       5,516,349     1,146,913       3,053,595        11,968,207

Contract Owner
   Redemptions:                (3,154,189)      (14,641,165)     (2,950,237)      (40,331)     (4,144,022)      (13,929,611)

                                                                  SUBACCOUNTS (Continued)
                             --------------------------------------------------------------------------------------------------
                                                  Prudential                                    Prudential
                                               High Yield Bond                                 Stock Index
                                                  Portfolio                                     Portfolio
                             -----------------------------------------------   ------------------------------------------------
                                  1999              1998            1997           1999           1998               1997
                             --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:                 232,862           621,628       1,021,708    10,380,525      12,075,930        20,876,571

Contract Owner
   Redemptions:                  (494,213)         (117,717)       (879,849)   (8,588,993)     (5,649,830)      (11,486,568)

                                                                  SUBACCOUNTS (Continued)
                             --------------------------------------------------------------------------------------------------
                                                  Prudential                                    Prudential
                                                Equity Income                               Natural Resources
                                                  Portfolio                                     Portfolio
                             -----------------------------------------------   ------------------------------------------------
                                  1999              1998            1997           1999           1998               1997
                             --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:               3,603,113         3,556,140         679,346        60,007          89,639           237,684

Contract Owner
   Redemptions:                (4,068,251)       (3,811,832)       (873,682)      (45,074)        (66,113)         (378,671)

                                      A37

                                                                 SUBACCOUNTS (Continued)
                            --------------------------------------------------------------------------------------------------
                                                 Prudential                                    Prudential
                                                   Global                                  Government Income
                                                 Portfolio                                     Portfolio
                            -----------------------------------------------   ------------------------------------------------
                                 1999              1998            1997           1999           1998               1997
                            --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:             2,831,806          2,263,591       10,705,193    5,739,533        3,917,010        3,049,723

Contract Owner
   Redemptions:              (1,636,224)        (2,393,156)     (14,887,428)  (5,259,971)      (1,539,750)      (3,251,977)

                                                                 SUBACCOUNTS (Continued)
                            --------------------------------------------------------------------------------------------------
                                                 Prudential                                    Prudential
                                           Zero Coupon Bond 2005                                Jennison
                                                 Portfolio                                     Portfolio
                            -----------------------------------------------   ------------------------------------------------
                                 1999              1998            1997           1999           1998               1997
                            --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:             1,086,474          3,960,131        9,228,779    1,880,279        1,126,502          589,921

Contract Owner
   Redemptions:                 (36,898)           (75,113)      (6,935,187)  (1,058,268)        (524,101)        (302,690)

                                                                 SUBACCOUNTS (Continued)
                            --------------------------------------------------------------------------------------------------
                                                 Prudential                   T. Rowe Price       AIM V.I.       Janus Aspen
                                         Small Capitalization Stock         International Stock    Value           Growth
                                                 Portfolio                      Portfolio*          Fund*         Portfolio*
                            -----------------------------------------------   ------------------------------------------------
                               1999                1998             1997          1999              1999            1999
                            --------------    -------------   -------------   ------------  ---------------    ---------------
Contract Owner
   Contributions:             2,442,573          3,950,209        3,529,907       29,489           88,424           28,034

Contract Owner
   Redemptions:              (1,617,078)        (1,275,859)      (3,181,968)     (15,075)          (8,275)         (10,635)

                           SUBACCOUNTS (Continued)
                         ------------------------
                               MFS Emerging
                                  Growth
                                  Series*
                            -----------------
                                   1999
                            -----------------
   Contract Owner
     Contributions:               2,762

   Contract Owner
     Redemptions:                     0


* Became available on June 7, 1999 (Note 1)

                                      A38

Note 9: Purchases and Sales of Investments

        The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non-Prudential administered funds for the period ended December 31, 1999 were as follows:

                                                   Prudential      Prudential                        Prudential        Prudential
                                                      Money       Diversified       Prudential        Flexible        Conservative
                                                      Market         Bond             Equity           Managed         Balanced
                                                    Portfolio      Portfolio         Portfolio        Portfolio       Portfolio
                                                  -------------   -----------      ------------      -----------    --------------
        Purchases................................  $ 17,522,078   $  6,484,012     $   5,601,878    $   1,266,462   $   7,370,428
        Sales....................................  $(10,291,958)  $ (2,043,966)    $ (12,808,060)   $ (26,737,825)  $  (6,025,425)

                                                     Prudential     Prudential       Prudential        Prudential     Prudential
                                                    Zero Coupon     High Yield         Stock             Equity        Natural
                                                     Bond 2000         Bond            Index             Income       Resources
                                                     Portfolio      Portfolio        Portfolio         Portfolio      Portfolio
                                                  --------------  --------------   --------------  ---------------  -------------
        Purchases................................  $ 2,451,612    $    375,340     $   24,405,119  $      410,034   $    117,146
        Sales....................................  $  (145,531)   $   (972,491)    $  (17,016,436) $   (2,105,673)  $    (96,455)

                                                                                                                      Prudential
                                                                     Prudential     Prudential                          Small
                                                     Prudential      Government    Zero Coupon      Prudential      Capitalization
                                                       Global          Income          2005          Jennison            Stock
                                                     Portfolio       Portfolio      Portfolio       Portfolio          Portfolio
                                                   -------------- --------------  -------------   -------------     --------------
        Purchases................................  $   4,718,947   $  1,289,684    $ ,559,523      $ 2,501,921      $ 3,675,059
        Sales....................................  $  (2,475,443)  $   (412,004)   $ (126,550)     $  (275,927)     $(2,289,608)

                                                     T. Rowe Price
                                                    International       AIM V.I.    Janus Aspen   MFS Emerging
                                                        Stock            Value        Growth         Growth
                                                      Portfolio*         Fund*       Portfolio*      Series*
                                                   ---------------   ------------  -------------  ------------
        Purchases................................  $      16,260   $     89,743    $   20,158      $     4,748
        Sales....................................  $      (1,057)  $     (1,161)   $   (1,106)     $      (974)

* Became available on June 7, 1999 (Note 1)

                                      A39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of the
Pruselect II Variable Life Subaccounts of
Pruco Life Variable Universal Account
and the Board of Directors of
Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the subaccounts (Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential Equity Portfolio, Prudential Flexible Managed Portfolio, Prudential Conservative Balanced Portfolio, Prudential Zero Coupon Bond 2000 Portfolio, Prudential High Yield Bond Portfolio, Prudential Stock Index Portfolio, Prudential Equity Income Portfolio, Prudential Natural Resources Portfolio, Prudential Global Portfolio, Prudential Government Income Portfolio, Prudential Zero Coupon Bond 2005 Portfolio, Prudential Jennison Portfolio, Prudential Small Capitalization Stock Portfolio, T. Rowe International Stock Portfolio, AIM V.I. Value Fund, Janus Aspen Growth Fund Portfolio and MFS Emerging Growth Series) of the Pruco Life Variable Universal Account at December 31, 1999, the results of each of their operations and the changes in each of their net assets for each of the three years in the period then ended (for the period June 7, 1999 through December 31, 1999 for T. Rowe International Stock Portfolio, AIM V.I. Value Fund, Janus Aspen Growth Fund Portfolio and MFS Emerging Growth Series), in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Pruco Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 1999, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
March 17, 2000

                                      A40

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
As of September 30, 2000 and December 31, 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                              (Unaudited)
                                                                              September 30,   December 31,
                                                                                   2000          1999
                                                                              -------------   ------------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 2000: $3,359,031;     $  3,315,978    $  2,998,362
1999: $3,084,057)
     Held to maturity, at amortized cost (fair value, 2000: $346,033;              353,579         388,990
1999: $377,822)
Equity securities - available for sale, at fair value (cost, 2000: $7,822 ;          7,657           4,532
1999: $3,238)
Mortgage loans on real estate                                                        9,645          10,509
Policy loans                                                                       844,680         792,352
Short-term investments                                                             509,692         207,219
Other long-term investments                                                         88,352          77,769
                                                                              ------------    ------------
               Total investments                                                 5,129,583       4,479,733
Cash                                                                                70,046          76,396
Deferred policy acquisition costs                                                1,138,699       1,062,785
Accrued investment income                                                           79,148          68,917
Other assets                                                                       110,894          48,228
Separate Account assets                                                         16,996,687      16,032,449
                                                                              ------------    ------------
TOTAL ASSETS                                                                  $ 23,525,057    $ 21,768,508
                                                                              ============    ============

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Policyholders' account balances                                               $  3,452,178    $  3,116,261
Future policy benefits and other policyholder liabilities                          693,401         635,978
Cash collateral for loaned securities                                              174,645          87,336
Securities sold under agreement to repurchase                                       50,691          21,151
Income taxes payable                                                               233,933         145,600
Payables to affiliate                                                               24,011             487
Other liabilities                                                                  138,685          59,427
Separate Account liabilities                                                    16,996,687      16,032,449
                                                                              ------------    ------------
Total liabilities                                                               21,764,231      20,098,689
                                                                              ------------    ------------
Contingencies (See Footnote 2)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                       2,500           2,500
Paid-in-capital                                                                    439,582         439,582
Retained earnings                                                                1,335,041       1,258,428

Accumulated other comprehensive loss
    Net unrealized investment losses                                               (14,093)        (28,364)
    Foreign currency translation adjustments                                        (2,204)         (2,327)
                                                                              ------------    ------------
Accumulated other comprehensive loss                                               (16,297)        (30,691)
                                                                              ------------    ------------
Total stockholder's equity                                                       1,760,826       1,669,819
                                                                              ------------    ------------
TOTAL LIABILITIES AND

     STOCKHOLDER'S EQUITY                                                     $ 23,525,057    $ 21,768,508
                                                                              ============    ============

                 See Notes to Consolidated Financial Statements

                                       B1

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)
Nine and Three Months Ended September 30, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                     Nine months ended       Three months ended
                                                        September 30,           September 30,

                                                   2000         1999         2000         1999
                                                 ---------    ---------    ---------    ---------

REVENUES

Premiums                                         $  87,695    $  68,794    $  26,967    $  27,892
Policy charges and fee income                      350,779      304,593      121,372       98,227
Net investment income                              248,495      209,508       80,520       71,911
Realized investment losses, net                    (15,222)     (17,916)      (1,228)      (4,116)
Asset management fees                               53,702       40,863       18,850       15,347
Other income                                           685        1,005          275          160
                                                 ---------    ---------    ---------    ---------

Total revenues                                     726,134      606,847      246,756      209,421
                                                 ---------    ---------    ---------    ---------

BENEFITS AND EXPENSES

Policyholders' benefits                            181,172      142,125       63,452       35,392
Interest credited to policyholders' account        123,490       93,697       44,039       31,448
 balances

General, administrative and other expenses         304,903      298,183       92,354      106,525
                                                 ---------    ---------    ---------    ---------

Total benefits and expenses                        609,565      534,005      199,845      173,365
                                                 ---------    ---------    ---------    ---------

Income from operations before income taxes         116,569       72,842       46,911       36,056
                                                 ---------    ---------    ---------    ---------

Income tax provision                                39,956       25,494       16,419       12,619
                                                 ---------    ---------    ---------    ---------

NET INCOME                                       $  76,613    $  47,348    $  30,492    $  23,437
                                                 ---------    ---------    ---------    ---------

Other comprehensive income (loss), net of tax:

     Unrealized gains (losses) on securities,
       net of
       reclassification adjustment                  14,271      (27,867)      13,696       (8,369)

     Foreign currency translation adjustments          123          790        1,550          260
                                                 ---------    ---------    ---------    ---------

Other comprehensive income (loss), net of tax       14,394      (27,077)      15,246       (8,109)
                                                 ---------    ---------    ---------    ---------

TOTAL COMPREHENSIVE INCOME                       $  91,007    $  20,271    $  45,738    $  15,328
                                                 =========    =========    =========    =========


                 See Notes to Consolidated Financial Statements


                                       B2

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity (Unaudited)
Periods Ended September 30, 2000 and December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                 Accumulated
                                                                                   other            Total
                                        Common        Paid-in-     Retained     comprehensive    stockholder's
                                         stock        capital      earnings     income (loss)       equity
                                      -----------   -----------   -----------   -------------    -------------
Balance, January 1, 1998             $     2,500   $   439,582   $  1,050,871   $      12,564    $   1,505,517
   Net income                                  --            --       151,962              --          151,962
    Change in foreign currency
         translation adjustments,              --            --            --           2,980            2,980
         net of taxes

    Change in net unrealized
        investment losses, net of              --            --            --          (7,227)          (7,227)
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------    -------------

Balance, December 31, 1998            $     2,500   $   439,582   $ 1,202,833   $       8,317    $   1,653,232
    Net income                                 --            --        55,595              --           55,595

    Change in foreign currency
        translation adjustments,               --            --            --            (742)            (742)
        net of taxes

    Change in net unrealized
        investment losses, net of              --            --            --         (38,266)         (38,266)
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------    -------------

Balance, December 31, 1999            $     2,500   $   439,582   $ 1,258,428   $     (30,691)   $   1,669,819

    Net income                                 --            --        76,613              --           76,613

    Change in foreign currency
        translation adjustments,               --            --            --             123              123
        net of taxes

    Change in net unrealized
        investment gains, net of               --            --            --          14,271           14,271
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------    -------------

Balance, September 30, 2000           $     2,500   $   439,582   $ 1,335,041   $     (16,297)   $   1,760,826

                                      ===========   ===========   ===========   =============    =============


                 See Notes to Consolidated Financial Statements


                                       B3

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)
Nine Months Ended September 30, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                2000           1999
                                                            -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $    76,613    $    47,348
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                              (50,971)       (68,377)
     Interest credited to policyholders' account balances       123,490         93,697
     Realized investment losses, net                             15,222         17,916
     Amortization and other non-cash items                       (8,372)        48,808
     Change in:
         Future policy benefits and other policyholders'         57,423          7,549
          liabilities
         Accrued investment income                              (10,231)        (5,773)
         Payables to/Receivables from affiliate, net             23,524           (212)
         Policy loans                                           (52,328)       (24,844)
         Deferred policy acquisition costs                      (75,914)      (122,831)
         Income taxes payable                                    88,333        (21,821)
         Other, net                                              16,593         68,630
                                                            -----------    -----------
Cash Flows From Operating Activities                        $   203,382    $    40,090
                                                            -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                             1,703,145      2,558,072
               Held to maturity                                  35,180         38,903
         Equity securities                                        1,147          5,189
         Mortgage loans on real estate                              864            683
         Other long-term investments                                 --            320
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                            (2,004,763)    (2,732,358)
               Held to maturity                                      --        (24,170)
         Equity securities                                       (5,503)        (2,059)
         Other long-term investments                             (4,137)           (33)
     Cash collateral for loaned securities, net                  87,309         (8,354)
     Securities sold under agreement to repurchase, net          29,540            505
     Other long-term investments                                 (6,446)       (14,918)
     Short-term investments, net                               (302,517)       (40,558)
                                                            -----------    -----------
Cash Flows Used In Investing Activities                        (466,181)      (218,778)
                                                            -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                            1,894,558      2,598,383
          Withdrawals                                        (1,638,109)    (2,424,550)
                                                            -----------    -----------
Cash Flows From Financing Activities                            256,449        173,833
                                                            -----------    -----------
     Net decrease in Cash                                        (6,350)        (4,855)
     Cash, beginning of year                                     76,396         89,679
                                                            -----------    -----------
CASH, END OF PERIOD                                         $    70,046    $    84,824
                                                            ===========    ===========

                 See Notes to Consolidated Financial Statements

                                       B4

Pruco Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

The accompanying interim consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q on the basis of accounting principles generally accepted in the United States. These interim financial statements are unaudited but reflect all adjustments which, in the opinion of management, are necessary to provide a fair presentation of the consolidated results of operations and financial condition of the Pruco Life Insurance Company ("the Company"), a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for a full year. Certain amounts in the Company's prior year consolidated financial statements have been reclassified to conform with the 2000 presentation. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

2.       CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability that could result from such litigation would not have a material adverse effect on the Company's financial position.

3.       RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential.


                                       B5

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

3.       RELATED PARTY TRANSACTIONS (continued)

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs ("DAC"). At April 1, 2000, Prudential and the Company agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

The Company is charged an asset management fee by Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. These fees are a component of general, administrative and other expenses.

In accordance with a profit sharing agreement with Prudential, the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These amounts are recorded as "Asset management fees" in the Consolidated Statements of Operations. The Company also collects these fees on behalf of Prudential and records a Payable to affiliate in the Consolidated Statements of Financial Position.

On September 29, 2000, the Board of Directors for the Prudential Series Fund, Inc. ("PSFI") adopted resolutions to terminate the existing management agreement between PSFI and Prudential, and has appointed another subsidiary of Prudential as the fund manager for PSF. The Company is currently assessing the effect of these resolutions on its profit sharing agreement with Prudential.

Corporate Owned Life Insurance

The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $715.1 million and $725.3 million at September 30, 2000 and December 31, 1999, respectively. The fees received related to the COLI policies were $4.0 million for the nine months ending September 30, 2000.

Reinsurance

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended September 30, 2000 and December 31, 1999.

Debt Agreements

In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding Corporation, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of September 30, 2000 or December 31, 1999.

                                       B6

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
--------------------------------------------------------------------------------

4.       RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133," issued June 1999, and by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" issued in June 2000. SFAS 133, as amended, requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a hedge of a net investment in a foreign subsidiary, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001. Adoption of SFAS 133, as amended, is not expected to have a material impact on the Company's financial position or results of operations.

                                       B7

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
December 31, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                  1999            1998
                                                                              ------------    ------------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 1999: $3,084,057;     $  2,998,362    $  2,763,926
      1998: $2,738,654)
     Held to maturity, at amortized cost (fair value, 1999: $377,822;              388,990         410,558
      1998: $421,845)
Equity securities - available for sale, at fair value (cost, 1999: $3,238;           4,532           2,847
1998: $2,951)
Mortgage loans on real estate                                                       10,509          17,354
Policy loans                                                                       792,352         766,917
Short-term investments                                                             207,219         240,727
Other long-term investments                                                         77,769          42,050
                                                                              ------------    ------------
               Total investments                                                 4,479,733       4,244,379
Cash                                                                                76,396          89,679
Deferred policy acquisition costs                                                1,062,785         861,713
Accrued investment income                                                           68,917          61,114
Receivables from affiliate                                                          23,329              --
Other assets                                                                        48,228          65,145
Separate Account assets                                                         16,032,449      11,490,751
                                                                              ------------    ------------
TOTAL ASSETS                                                                  $ 21,791,837    $ 16,812,781
                                                                              ============    ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                               $  3,116,261    $  2,702,011
Future policy benefits and other policyholder liabilities                          635,978         528,779
Cash collateral for loaned securities                                               87,336          73,336
Securities sold under agreement to repurchase                                       21,151          49,708
Income taxes payable                                                               145,600         193,358
Payables to affiliate                                                                   --          66,568
Other liabilities                                                                   83,243          55,038
Separate Account liabilities                                                    16,032,449      11,490,751
                                                                              ------------    ------------
Total liabilities                                                               20,122,018      15,159,549
                                                                              ------------    ------------
Contingencies (See Footnote 12)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                       2,500           2,500
Paid-in-capital                                                                    439,582         439,582
Retained earnings                                                                1,258,428       1,202,833
Accumulated other comprehensive (loss) income
    Net unrealized investment (losses) gains                                       (28,364)          9,902
    Foreign currency translation adjustments                                        (2,327)         (1,585)
                                                                              ------------    ------------
Accumulated other comprehensive (loss) income                                      (30,691)          8,317
                                                                              ------------    ------------
Total stockholder's equity                                                       1,669,819       1,653,232
                                                                              ------------    ------------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                     $ 21,791,837    $ 16,812,781
                                                                              ============    ============

                 See Notes to Consolidated Financial Statements

                                       B8

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 1999, 1998 and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                          1999         1998         1997
                                                       ---------    ---------    ---------
REVENUES

Premiums                                               $  98,976    $  82,139    $  69,614
Policy charges and fee income                            414,425      350,569      332,132
Net investment income                                    276,821      261,430      259,634
Realized investment (losses) gains, net                  (32,545)      44,841       10,974
Asset management fees                                     60,392       40,200       33,310
Other income                                               1,397        1,067          491
                                                       ---------    ---------    ---------

Total revenues                                           819,466      780,246      706,155
                                                       ---------    ---------    ---------

BENEFITS AND EXPENSES

Policyholders' benefits                                  205,042      193,739      199,537
Interest credited to policyholders' account balances     136,852      118,992      110,815
General, administrative and other expenses               392,041      231,320      227,561
                                                       ---------    ---------    ---------

Total benefits and expenses                              733,935      544,051      537,913
                                                       ---------    ---------    ---------

Income from operations before income taxes                85,531      236,195      168,242
                                                       ---------    ---------    ---------

Income tax provision                                      29,936       84,233       61,868
                                                       ---------    ---------    ---------

NET INCOME                                                55,595      151,962      106,374
                                                       ---------    ---------    ---------

Other comprehensive (loss) income, net of tax:

     Unrealized gains (losses) on securities, net of
       reclassification adjustment                       (38,266)      (7,227)       3,025

     Foreign currency translation adjustments               (742)       2,980       (2,863)
                                                       ---------    ---------    ---------

Other comprehensive (loss) income                        (39,008)      (4,247)         162
                                                       ---------    ---------    ---------

TOTAL COMPREHENSIVE INCOME                             $  16,587    $ 147,715    $ 106,536
                                                       =========    =========    =========

                 See Notes to Consolidated Financial Statements

                                       B9

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)

--------------------------------------------------------------------------------

                                                                                Accumulated
                                                                                   other          Total
                                         Common       Paid-in-     Retained     comprehensive  stockholder's
                                          stock       capital      earnings     income (loss)     equity
                                      -----------   -----------   -----------   -------------  -------------
Balance, January 1, 1997             $     2,500   $   439,582   $   944,497   $      12,402  $   1,398,981
    Net income                                 --            --       106,374              --        106,374

    Change in foreign currency                 --            --            --          (2,863)        (2,863)
         translation adjustments,
         net of taxes

    Change in net unrealized
        investment gains, net of               --            --            --           3,025          3,025
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------  -------------

Balance,  December 31, 1997                 2,500       439,582     1,050,871          12,564      1,505,517

   Net income                                  --            --       151,962              --        151,962

    Change in foreign currency
         translation adjustments,              --            --            --           2,980          2,980
         net of taxes

    Change in net unrealized
        investment losses, net of              --            --            --          (7,227)        (7,227)
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------  -------------

Balance, December 31, 1998                  2,500       439,582     1,202,833           8,317      1,653,232

    Net income                                 --            --        55,595              --         55,595

    Change in foreign currency
        translation  adjustments,              --            --            --            (742)          (742)
        net of taxes

    Change in net unrealized
        investment losses, net of              --            --            --         (38,266)       (38,266)
        reclassification adjustment
        and taxes
                                      -----------   -----------   -----------   -------------  -------------

Balance,  December 31, 1999           $     2,500   $   439,582   $ 1,258,428   $     (30,691) $   1,669,819
                                      ===========   ===========   ===========   =============  =============

                 See Notes to Consolidated Financial Statements

                                      B10

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 1999, 1998, and 1997 (In Thousands)
--------------------------------------------------------------------------------

                                                                1999           1998           1997
                                                            -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $    55,595    $   151,962    $   106,374
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                              (83,961)       (29,827)       (40,783)
     Interest credited to policyholders' account balances       136,852        118,992        110,815
     Realized investment (gains) losses, net                     32,545        (44,841)       (10,974)
     Amortization and other non-cash items                       75,037         19,655        (26,405)
     Change in:
         Future policy benefits and other policyholders'        107,199         61,095         34,907
liabilities

         Accrued investment income                               (7,803)         5,886         (4,890)
         Payable to affiliate                                   (89,897)        (3,807)        20,547
         Policy loans                                           (25,435)       (62,962)       (64,173)
         Deferred policy acquisition costs                     (201,072)      (206,471)       (22,083)
         Income taxes payable                                   (47,758)       (16,828)        68,417
         Other, net                                              45,122        (43,675)        34,577
                                                            -----------    -----------    -----------
Cash Flows (Used In) From Operating Activities                   (3,576)       (50,821)       206,329
                                                            -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                             3,076,848      5,429,396      2,828,665
               Held to maturity                                  45,841         74,767        138,626
         Equity securities                                        5,209          4,101          6,939
         Mortgage loans on real estate                            6,845          5,433         24,925
         Other long-term investments                                385         33,428        (10,618)
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                            (3,452,289)    (5,617,208)    (3,141,785)
               Held to maturity                                 (24,170)      (145,919)       (70,532)
         Equity securities                                       (5,110)        (2,274)        (4,594)
         Other long-term investments                            (39,094)          (409)           (51)
     Cash collateral for loaned securities, net                  14,000        (70,085)       143,421
     Securities sold under agreement to repurchase, net         (28,557)        49,708            -
     Short-term investments, net                                 33,580         75,771       (147,030)
                                                            -----------    -----------    -----------
Cash Flows Used In Investing Activities                        (366,512)      (163,291)      (232,034)
                                                            -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                            3,448,370      3,098,764      2,099,600
          Withdrawals                                        (3,091,565)    (2,866,331)    (2,076,303)
                                                            -----------    -----------    -----------
Cash Flows From (Used in) Financing Activities                  356,805        232,433         23,297
                                                            -----------    -----------    -----------
     Net increase (decrease) in Cash                            (13,283)        18,321         (2,408)
     Cash, beginning of year                                     89,679         71,358         73,766
                                                            -----------    -----------    -----------
CASH, END OF PERIOD                                         $    76,396    $    89,679    $    71,358
                                                            ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes paid (received)                           $    55,144    $    99,810    $    (7,904)
                                                            ===========    ===========    ===========

                 See Notes to Consolidated Financial Statements

                                      B11

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.  BUSINESS

Pruco Life Insurance Company ("the Company") is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell individual life insurance, variable life insurance, variable annuities, fixed annuities, and a group annuity program ("the Contracts") in the District of Columbia, Guam and in all states and territories except New York. In addition, the Company markets individual life insurance through its branch office in Taiwan. The Company has two wholly owned subsidiaries, Pruco Life Insurance Company of New Jersey ("PLNJ") and The Prudential Life Insurance Company of Arizona ("PLICA"). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, fixed annuities, and variable annuities only in the states of New Jersey and New York. PLICA is a stock life insurance company organized in 1988 under the laws of the state of Arizona. PLICA had no new business sales in 1997, 1998 or 1999 and at this time will not be issuing new business.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing and review and approval by two-thirds of the qualified policyholders who vote on the plan, review and approved by the New Jersey Department of Banking and Insurance. Prudential's management is in the process of developing a proposed plan of demutualization, although there can be no assurance that Prudential's Board of Directors will approve such a plan.

Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contracts.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 14. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income."


                                      B12

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, net of income tax, the effects on deferred policy acquisition costs and on policyholders' account balances that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income."

Mortgage loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which a probability exists that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Short-term investments, including highly liquid debt instruments purchased with an original maturity of twelve months or less, are carried at amortized cost, which approximates fair value.

Other long-term investments represent the Company's investments in joint ventures and partnerships in which the Company does not have control. These investments are recorded using the equity method of accounting, reduced for other than temporary declines in value. The Company's investment in the Separate Accounts are included on this line.

Realized investment gains, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary.

Cash

Cash includes cash on hand, amounts due from banks, and money market instruments.

Deferred Policy Acquisition Costs

The costs which vary with and that are related primarily to the production of new insurance business are deferred to the extent that they are deemed recoverable from future profits. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income".

Policy acquisition costs related to interest-sensitive products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 15 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.


                                      B13

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities loaned

Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities

Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. Separate Account assets include common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income".

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition

Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Premiums from non-participating group annuities with life contingencies are generally recognized when due. For single premium immediate annuities, premiums are recognized when due with any excess profit deferred and recognized in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

                                      B14

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition, interest earned from the investment of these account balances is reflected in "Net investment income". Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Foreign Currency Translation Adjustments

Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income". The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income".

Asset Management Fees

The Company receives asset management fee income from policyholder account balances invested in The Prudential Series Fund ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, various financial indices or the value of securities or commodities. Derivative financial instruments used by the Company include futures, currency swaps and options contracts and can be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or currency exposures arising from mismatches between assets and liabilities. All derivatives used by the Company are for other than trading purposes.

To qualify as a hedge, derivatives must be designated as hedges for existing assets, liabilities, firm commitments or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives must be evaluated at the inception of the hedge and throughout the hedge period.

When derivatives qualify as hedges, the changes in the fair value or cash flows of the derivatives and the hedged items are recognized in earnings in the same period. If the Company's use of derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other liabilities" in the Consolidated Statements of Financial Position, and changes in their fair value are recognized in earnings in "Realized investment gains, net" without considering changes in the hedged assets or liabilities. Cash flows from derivative assets and liabilities are reported in the operating activities section in the Consolidated Statements of Cash Flows.

Income Taxes

The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential and files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

                                      B15

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge).

Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change. The Company is required to adopt this Statement, as amended, as of January 1, 2001 and is currently assessing the effect of the new standard.

In October 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7"). This statement provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications

Certain amounts in the prior years have been reclassified to conform to current year presentation.


                                      B16

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS

Fixed Maturities and Equity Securities:

The following tables provide additional information relating to fixed maturities and equity securities as of December 31,:

                                                                      1999
                                                 -------------------------------------------------
                                                                 Gross       Gross
                                                 Amortized    Unrealized   Unrealized   Estimated
                                                    Cost         Gains       Losses     Fair Value
                                                 ----------   ----------   ----------   ----------
                                                                  (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and agencies   $  113,172   $        2   $    2,052   $  111,122

Foreign government bonds                             92,725        1,718        1,455       92,988

Corporate securities                              2,876,602        8,013       92,075    2,792,540

Mortgage-backed securities                            1,558          157            3        1,712
                                                 ----------   ----------   ----------   ----------
Total fixed maturities available for sale        $3,084,057   $    9,890   $   95,585   $2,998,362
                                                 ==========   ==========   ==========   ==========

Fixed maturities held to maturity
Corporate securities                             $  388,990   $    1,832   $   13,000   $  377,822
                                                 ----------   ----------   ----------   ----------
Total fixed maturities held to maturity          $  388,990   $    1,832   $   13,000   $  377,822
                                                 ==========   ==========   ==========   ==========

Equity securities available for sale             $    3,238   $    1,373   $       79   $    4,532
                                                 ==========   ==========   ==========   ==========


                                                                      1998
                                                 -------------------------------------------------
                                                                 Gross       Gross
                                                 Amortized    Unrealized   Unrealized   Estimated
                                                    Cost         Gains       Losses     Fair Value
                                                 ----------   ----------   ----------   ----------
                                                                  (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and agencies   $  110,294   $      864   $      319   $  110,839

Foreign government bonds                             87,112        2,003          696       88,419

Corporate securities                              2,540,498       30,160        6,896    2,563,762

Mortgage-backed securities                              750          156           --          906
                                                 ----------   ----------   ----------   ----------
Total fixed maturities available for sale        $2,738,654   $   33,183   $    7,911   $2,763,926
                                                 ==========   ==========   ==========   ==========

Fixed maturities held to maturity
Corporate securities                             $  410,558   $   11,287   $       --   $  421,845
                                                 ----------   ----------   ----------   ----------
Total fixed maturities held to maturity          $  410,558   $   11,287   $       --   $  421,845
                                                 ==========   ==========   ==========   ==========

Equity securities available for sale             $    2,951   $      168   $      272   $    2,847
                                                 ==========   ==========   ==========   ==========

                                      B17

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)
The amortized cost and estimated fair value of fixed maturities, categorized by contractual maturities at December 31, 1999 are shown below:

                                              Available for Sale            Held to Maturity
                                         ---------------------------  ----------------------------
                                         Amortized    Estimated Fair   Amortized    Estimated Fair
                                            Cost          Value          Cost           Value
                                         ----------   --------------  ----------    --------------
                                                (In Thousands)               (In Thousands)

Due in one year or less                  $  178,298     $  175,638     $   18,369     $   18,296

Due after one year through five years     1,144,552      1,118,150        178,893        178,624

Due after five years through ten years    1,326,637      1,283,515        175,549        165,341

Due after ten years                         433,012        419,347         16,179         15,561

Mortgage-backed securities                    1,558          1,712             --             --
                                         ----------     ----------     ----------     ----------
Total                                    $3,084,057     $2,998,362     $  388,990     $  377,822
                                         ==========     ==========     ==========     ==========

Actual maturities will differ from contractual maturities because, in certain circumstances, issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 1999, 1998, and 1997 were $2,950.4 million, $5,327.3 million, and $2,796.3 million, respectively. Gross gains of $13.1 million, $46.3 million, and $18.6 million and gross losses of $31.1 million, $14.1 million, and $7.9 million were realized on those sales during 1999, 1998, and 1997, respectively. During the years ended December 31, 1999, 1998, and 1997, there were no securities classified as held to maturity that were sold.

Proceeds from the maturity of fixed maturities available for sale during 1999, 1998, and 1997 were $126.5 million, $102.1 million, and $32.4 million, respectively.

Writedowns for impairments of fixed maturities which were deemed to be other than temporary were $11.2 million, $2.8 million and $0.1 million for the years 1999, 1998 and 1997, respectively.

Mortgage Loans on Real Estate

The Company's mortgage loans were collateralized by the following property types at December 31, 1999 and 1998.

                                  1999                  1998
                           -----------------     -----------------
                                        (In Thousands)


Retail stores              $ 6,518      62.0%    $ 7,356      42.4%

Apartment complexes             --        --       5,988      34.5%

Industrial buildings         3,991      38.0%      4,010      23.1%
                           -----------------     -----------------
      Net carrying value   $10,509     100.0%    $17,354     100.0%
                           =================     =================

The largest concentration of mortgage loans are in the states of Washington (51%), New Jersey (38%), and North Dakota (11%).

Special Deposits and Restricted Assets

Fixed maturities of $8.2 million and $8.6 million at December 31, 1999 and 1998, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Equity securities restricted as to sale were $.3 million and $2.5 million at December 31, 1999 and 1998, respectively.

                                      B18

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  INVESTMENTS (continued)

Other Long-Term Investments

The Company's "Other long-term investments" of $77.8 million and $42.0 million as of December 31, 1999 and 1998, respectively, are comprised of joint ventures, limited partnerships, and the Company's investment in the Separate Accounts. Joint ventures, limited partnerships and other totaled $32.8 million and $1.0 million at December 31, 1999 and 1998, respectively. The Company's share of net income from the joint ventures was $0.3 million, $0.1 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, and is reported in "Net investment income." The Company's investment in the Separate Accounts was $45.0 million and $41.0 million at December 31, 1999 and 1998, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                           1999         1998        1997
                                        ---------    ---------    ---------
                                                  (In Thousands)

Fixed maturities - available for sale   $ 188,236    $ 179,184    $ 161,140
Fixed maturities - held to maturity        29,245       26,128       26,936
Equity securities                             -             14           76
Mortgage loans on real estate               2,825        1,818        2,585
Policy loans                               42,422       40,928       37,398
Short-term investments                     19,208       23,110       22,011
Other                                       4,432        6,886       14,920
                                        ---------    ---------    ---------
Gross investment income                   286,368      278,068      265,066
     Less:  investment expenses            (9,547)     (16,638)      (5,432)
                                        ---------    ---------    ---------
Net investment income                   $ 276,821    $ 261,430    $ 259,634
                                        =========    =========    =========

Realized investment gains (losses), net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                            1999        1998        1997
                                          --------    --------    --------
                                                   (In Thousands)

Fixed maturities - available for sale     $(29,192)   $ 29,330    $  9,039
Fixed maturities - held to maturity            102         487         821
Equity securities                              392       3,489           8
Mortgage loans on real estate                   --          --         797
Derivative instruments                      (1,557)     12,414         -
Other                                       (2,290)       (879)        309
                                          --------    --------    --------

Realized investment (losses) gains, net   $(32,545)   $ 44,841    $ 10,974
                                          ========    ========    ========

                                      B19

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income". Changes in these amounts include reclassification adjustments to avoid including in "Other Comprehensive income
(loss)", those items that are included as part of "Net income" for a period that also had been part of "Other Comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                              Accumulated
                                                                                                                other
                                                                                                             comprehensive
                                                                                                             income (loss)
                                                                 Deferred                      Deferred       related to net
                                               Unrealized         policy      Policyholders'  income tax      unrealized
                                             gains (losses)    acquisition      Account      (liability)     investment
                                             on investments       costs         Balances       benefit       gains(losses)
                                             --------------    -----------    --------------------------------------------
                                                                      (In Thousands)
Balance, January 1, 1997                    $       26,930    $    (7,893)   $        2,451    $  (7,384)   $      14,104

Net investment gains (losses) on
investments arising during the period                21,338             --                --       (7,445)          13,893

Reclassifications adjustment for
gains included in net income                        (10,277)            --                --        3,585           (6,692)

Impact of net unrealized investment
gains on deferred policy acquisition costs               --         (8,412)               --        2,944           (5,468)

Impact of net unrealized investment
gains on policyholders' account balances                 --             --             1,292           --            1,292

                                             --------------    -----------    --------------    ---------    -------------

Balance, December 31, 1997                           37,991        (16,305)            3,743       (8,300)          17,129

Net investment gains (losses) on
investments arising during the period                22,801             --                --       (7,588)          15,213

Reclassifications adjustment for
gains included in net income                        (35,623)            --                --       11,855          (23,768)

Impact of net unrealized investment
gains on deferred policy acquisition costs               --          3,190                --       (1,048)           2,142

Impact of net unrealized investment
gains on policyholders' account balances                 --             --            (1,063)         249             (814)

                                             --------------    -----------    --------------    ---------    -------------

Balance, December 31, 1998                           25,169        (13,115)            2,680       (4,832)           9,902

Net investment gains (losses) on
investments arising during the period              (138,268)            --                --       47,785          (90,483)

Reclassifications adjustment for
gains included in net income                         28,698             --                --       (9,970)          18,728

Impact of net unrealized investment
gains on deferred policy acquisition costs               --         53,407                --      (16,283)          37,124

Impact of net unrealized investment
gains on policyholders' account balances                 --             --            (5,712)       2,077           (3,635)

                                             --------------    -----------    --------------    ---------    -------------

Balance, December 31, 1999                   $      (84,401)   $    40,292    $       (3,032)   $  18,777    $     (28,364)
                                             ==============    ===========    ==============    =========    =============

                                      B20

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

4.  DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs for the year ended December 31, 1999, are as follows:

                                                              1999
                                                         -------------
                                                         (In Thousands)

Balance, beginning of year                               $    861,713
Capitalization on commissions, sales and issue expenses       242,373
Amortization                                                  (96,451)
Change in unrealized investment gains                          53,407
Foreign currency translation                                    1,743
                                                         -------------
Balance, end of year                                     $  1,062,785
                                                         =============


5.  POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31 are as follows:

                              1999        1998
                          ----------   ----------
                               (In Thousands)

         Life insurance   $  587,162   $  500,429
         Annuities            48,816       28,350
                          ----------   ----------
                          $  635,978   $  528,779
                          ==========   ==========


Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for immediate annuities.

The following table highlights the key assumptions generally utilized in calculating these reserves:

           Product                       Mortality               Interest Rate          Estimation Method
-------------------------------   -------------------------   --------------------   -------------------------
Life insurance - Domestic         Generally rates                2.5% to 7.5%        Net level premium based
                                  guaranteed in                                      on non-forfeiture
                                  calculating cash                                   interest rate
                                  surrender values

Life insurance - International    Generally rates                2.5% to 7.5%        Net level premium based
                                  guaranteed in                                      on the expected
                                  calculating cash                                   investment return
                                  surrender values

Individual immediate annuities    1983 Individual Annuity        3.5% to 11.0%       Present value of
                                  Mortality Table with                               expected future payment
                                  certain modifications                              based on historical
                                                                                     experience

                                      B21

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

5.  POLICYHOLDERS' LIABILITIES (continued)

Policyholders' account balances at December 31, are as follows:

                                                     1999              1998
                                                -------------     -------------
                                                         (In Thousands)

         Interest-sensitive life contracts      $  1,383,795      $  1,392,649
         Individual annuities                      1,147,722         1,077,996
         Guaranteed investment contracts             584,744           231,366
                                                -------------     -------------
                                                $  3,116,261      $  2,702,011
                                                =============     =============

Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:

            Product                            Interest Rate                Withdrawal / Surrender Charges
---------------------------------   ------------------------------------  ------------------------------------

Interest sensitive life contracts              4.0% to 6.5%               Various up to 10 years

Individual annuities                           3.0% to 5.6%               0% to 8% for up to 8 years

Guaranteed investment contracts               5.02% to 7.32%              Subject to market value withdrawal
                                                                          provisions for any funds withdrawn
                                                                          other than for benefit responsive
                                                                          and contractual payments


6.  REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer, except for cases involving a novation. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

                                      B22

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

6.  REINSURANCE (continued)

Reinsurance amounts included in the Consolidated Statements of Operations for the year ended December 31 are below.

                                                    1999       1998       1997
                                                  -------    -------    --------
                                                         (In Thousands)

      Reinsurance premiums assumed                  1,778      1,395      1,369
      Reinsurance premiums ceded - affiliated      (6,882)    (6,532)      (686)
      Reinsurance premiums ceded - unaffiliated    (1,744)    (2,819)    (3,038)
                                                  =======    =======    =======

      Policyholders' benefits ceded               $ 4,228    $ 4,044    $ 3,912
                                                  =======    =======    =======


Reinsurance recoverables, included in "Other assets" in the Company's Consolidated Statements of Financial Position, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

                                         1999      1998
                                       -------   -------
                                         (In Thousands)

      Life insurance - affiliated      $ 6,653   $ 4,155
      Life insurance - unaffiliated      2,625     2,326
      Other reinsurance - affiliated    15,600    21,650
                                       -------   -------
                                       $24,878   $28,131
                                       =======   =======


7.  EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has a non-contributory defined benefit pension plan which covers substantially all of its Taiwanese employees. This plan was established as of September 30, 1998 and the projected benefit obligation and related expenses at December 31, 1999 were not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company by Prudential in accordance with the service agreement described in Footnote 14.


                                      B23

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.  INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:

                                            1999        1998       1997
                                          --------    --------   --------
                                                   (In Thousands)
     Current tax expense (benefit):
        U.S.                              $(14,093)   $ 67,272   $ 71,989
        State and local                        378       2,496      1,337
        Foreign                                 15          --         --
                                          --------    --------   --------
        Total                              (13,700)     69,768     73,326
                                          --------    --------   --------


     Deferred tax expense (benefit):
        U.S                                 42,320     14,059    (11,458)
        State and local                      1,316        406         --
                                          --------   --------   --------
        Total                               43,636     14,465    (11,458)
                                          --------   --------   --------

Total income tax expense                  $ 29,936   $ 84,233   $ 61,868
                                          ========   ========   ========

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:

                                              1999       1998        1997
                                           --------    --------    --------
                                                    (In Thousands)

     Expected federal income tax expense   $ 29,936    $ 82,668    $ 58,885
     State and local income taxes             1,101       1,886         869
     Dividends received deduction            (1,010)       (199)         --
     Other                                      (91)       (122)      2,114
                                           --------    --------    --------
     Total income tax expense              $ 29,936    $ 84,233    $ 61,868
                                           ========    ========    ========

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                            1999        1998
                                                         ---------   ---------
                                                             (In Thousands)
        Deferred tax assets
           Insurance reserves                            $  93,949   $  93,564
           Net unrealized (gains) losses on securities      31,132      (9,061)
           Other                                             2,502          --
                                                         ---------   ---------
           Deferred tax assets                             127,583      84,503
                                                         ---------   ---------

        Deferred tax liabilities
           Deferred acquisition costs                      299,683     224,179
           Net investment gains                                110       3,180
           Other                                                --       5,978
                                                         ---------   ---------
           Deferred tax liabilities                        299,793     233,337
                                                         ---------   ---------

        Net deferred tax liability                        $ 172,210   $ 148,834
                                                          =========   =========


                                      B24

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.  INCOME TAXES (continued)

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 1999 and 1998, respectively, the Company and its subsidiaries had no federal or state operating loss carryforwards for tax purposes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has begun their examination of the years 1993 through 1995.

9.  EQUITY

Reconciliation of Statutory Surplus and Net Income

Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following table reconciles the Company's statutory net income and surplus as of and for the years ended December 31, determined in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance and the New Jersey Department of Banking and Insurance with net income and equity determined using GAAP.

                                                             1999         1998        1997
                                                          ---------    ---------    ---------
                                                                     (In Thousands)
Statutory net (loss) income                               $ (82,291)   $ (33,097)   $  12,778

Adjustments to reconcile to net income on a GAAP basis:

     Statutory income of subsidiaries                        20,221       18,953       18,553
     Amortization and capitalization of deferred            145,921      202,375       38,003
     acquisition costs
     Deferred premium                                           639        2,625        1,144
     Insurance revenue and expenses                          45,915      (24,942)      26,517
     Income taxes                                           (43,644)     (21,805)      11,956
     Valuation of investments                               (24,908)      20,077          506
     Asset management fees                                  (13,503)          --           --
     Other, net                                               7,245      (12,224)      (3,083)
                                                          ---------    ---------    ---------
GAAP net income                                           $  55,595    $ 151,962    $ 106,374
                                                          =========    =========    =========

                                                          1999           1998
                                                     -----------    -----------
                                                           (In Thousands)
Statutory surplus                                    $   889,186    $   931,164

Adjustments to reconcile to equity on a GAAP basis:

     Valuation of investments                            (38,258)       117,254
     Deferred acquisition costs                        1,062,785        861,713
     Deferred premium                                    (16,539)       (15,625)
     Insurance liabilities                               (54,927)      (133,811)
     Income taxes                                       (150,957)      (123,343)
     Asset management fees                               (13,503)            --
     Other, net                                           (7,968)        15,880
                                                     -----------    -----------
GAAP stockholder's equity                            $ 1,669,819    $ 1,653,232
                                                     ===========    ===========

                                      B25

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities

Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Mortgage loans on real estate

The estimated fair value of the mortgage loan portfolio is primarily based upon the present value of the scheduled future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage.

Policy loans

The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayments.

Investment contracts

For guaranteed investment contracts, estimated fair values are derived by using discounted projected cash flows based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued. Estimated fair values for individual deferred annuities are derived using the policyholder's account balance.

Derivative financial instruments

The fair value of futures is estimated based on market quotes for transactions with similar terms.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                              1999                        1998
                                                 ----------------------------  ---------------------------
                                                   Carrying       Estimated      Carrying      Estimated
                                                     Value        Fair Value       Value       Fair Value
                                                 ------------    ------------  ------------   ------------
                                                                         (In Thousands)
Financial Assets:
     Fixed maturities:  Available for sale       $  2,998,362   $  2,998,362   $  2,763,926   $  2,763,926
     Fixed maturities:  Held to maturity              388,990        377,822        410,558        421,845
     Equity securities                                  4,532          4,532          2,847          2,847
     Mortgage loans on real estate                     10,509         11,550         17,354         19,465
     Policy loans                                     792,352        761,232        766,917        806,099
     Short-term investments                           207,219        207,219        240,727        240,727
     Cash                                              76,396         76,396         89,679         89,679
     Separate Account assets                       16,032,449     16,032,449     11,490,751     11,490,751
     Derivatives                                           38             38             --             --

Financial Liabilities:
     Investment contracts                        $  1,282,964   $  1,277,317   $    835,034   $    839,105
     Cash collateral for loaned securities             87,336         87,336         73,336         73,336
     Securities sold under repurchase agreements       21,151         21,151         49,708         49,708
     Separate Account liabilities                  16,032,449     16,032,449     11,490,751     11,490,751
     Derivatives                                        5,012          5,243          1,723          2,374


                                      B26

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

Futures & Options

The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates and to manage the duration of assets and the duration of liabilities supported by those assets. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is estimated based on market quotes for a transaction with similar terms.

Under exchange-traded futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings. The notional value of futures contracts was $122.1 million and $40.8 million at December 31, 1999 and 1998, respectively. The fair value of futures contracts was $(2.0) million at December 31, 1999 and immaterial at December 31, 1998.

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings. The fair value of options was immaterial at December 31, 1999 and 1998.

Currency Derivatives

The Company uses currency swaps to reduce market risk from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to manage the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency swaps are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in "Accumulated Other Comprehensive Income". If currency swaps do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in current period earnings.

The notional value and fair value of the currency swaps $31.0 million and $(3.2) million and $40.5 million and $(2.3) million, respectively, at December 31, 1999 and 1998.


                                      B27

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

11.  DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS (continued)

Credit Risk

The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts are with investment grade counterparties. As of December 31, 1999, 80% of notional consisted of interest rate derivatives, and 20% of notional consisted of foreign currency derivatives.

12.  CONTINGENCIES

Various lawsuits against the Company have arisen in the course of the Company's business. In certain of these matters, large and/or indeterminate amounts are sought.

On October 28, 1996, the Company entered into a Stipulation of Settlement with attorneys for the plaintiffs in a consolidated class action lawsuit pending in a Multi-District Litigation proceeding in the U.S. District Court for the District of New Jersey. The class action suit involved alleged improprieties in connection with the sale, servicing and operation of permanent life insurance policies from 1982 through 1995. Pursuant to the settlement, the Company has participated in a remediation program pursuant to which relief was offered to policyowners who were misled when they purchased permanent life insurance policies in the United States from 1982 to 1995. Prudential has agreed to indemnify the Company for any liability incurred in connection with that litigation.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted with precision. Management believes that any ultimate liability which could result from such litigation would not have a material adverse effect on the Company's financial position.

13.  DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1999, the Company would not be permitted a non-extraordinary dividend distribution in 2000.

14.  RELATED PARTY TRANSACTIONS

Service Agreements

Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential. Prudential periodically reviews its methods for determining the level of administrative expenses charged to the Company. Late in 1998, Prudential revised its allocation methodology to more closely align allocations based on business processes, resulting in increased allocations from 1998 levels. Management believes that the updated methodology is reasonable and better reflects actual costs incurred by Prudential to process transactions on behalf of the Company. The net cost of these services allocated to the Company were $317.4 million, $269.9 million and $139.5 million for the years ended December 31, 1999, 1998, and 1997, respectively.

In addition, the Company received allocated distribution expenses from Prudential's retail agency network. Beginning in 1999, market based distribution transfer pricing was the basis for allocating costs to each product line that distributes products through Prudential's retail agency channels. A majority of these distribution expenses have been capitalized by the Company as deferred policy acquisition costs ("DAC").

The Company receives asset management fee income from policyholder account balances invested in the Prudential Series Fund ("PSF"). These amounts are shown as asset management fees on the statement of operations. The Company also collects these fees on behalf of Prudential. The amounts due to Prudential related to PSF fees were $0.1 million and $22.6 million at December 31, 1999 and December 31, 1998, respectively.

                                      B28

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

14.  RELATED PARTY TRANSACTIONS (continued)

The Company pays an asset management fee to Prudential Global Asset Management ("PGAM") for managing the Separate Account investment portfolio. The expense for the year was $25.9 million, which is shown in general, administrative and other expenses.

The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $725.3 million and $362.3 million at December 31, 1999, and 1998, respectively. The fees received in 1999 related to the COLI policies were $4.0 million.

Reinsurance

The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the years ended December 31, 1999, 1998, and 1997.

Debt Agreements

In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding Corporation, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 1999.


                                      B29

Pruco Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                        Report of Independent Accountants

   To the Board of Directors and Stockholder of Pruco Life Insurance Company

   In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly-owned subsidiary of the Prudential Insurance Company of America) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   PricewaterhouseCoopers LLP
   New York, New York
   March 21, 2000

                                      B30

PruLife Custom Premier
Variable Universal Life
Insurance

PruLife Custom Premier Variable Universal Life is issued by Pruco Life Insurance Company, 213 Washington Street, Newark, NJ 07102-2992 and offered through Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102-3777, both subsidiaries of The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102-3777.

[LOGO OF PRUDENTIAL]


Pruco Life Insurance Company
213 Washington Street, Newark, NJ 07102-2992
Telephone 800 778-2255

VUL-2 ED. 2/01

                                    PART II


                              OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company ("Pruco Life") represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to
Exhibit 3(ii) to its Form 10-Q, SEC File No. 33-37587, filed August 15,
1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 124 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

   Clifford E. Kirsch, Esq.
   Nancy D. Davis, FSA, MAAA
   PricewaterhouseCoopers, LLC

The following exhibits:
-----------------------

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     A.  (1)  (a)  Resolution of Board of Directors of Pruco Life Insurance
                   Company establishing the Pruco Life Variable Universal Account. (Note 6)

              (b)  Amendment of Separate Account Resolution.  (Note 9)

         (2)       Not Applicable.
         (3)       Distributing Contracts:
              (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company. (Note 6)
              (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 6)

              (c)  Schedule of Sales Commissions. (Note 11)
         (4)  Not Applicable.

         (5)  Variable Universal Life Insurance Contract. (Note 11)


         (6)  (a)    Articles of Incorporation of Pruco Life Insurance Company,
                     as amended October 19, 1993. (Note 5)

              (b) By-laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 7)
         (7)  Not Applicable.
         (8)  Not Applicable.
         (9)  Not Applicable.
         (10) (a) Application Form for Variable Universal Life Insurance Contract. (Note 8)
              (b) Supplement to the Application for Variable Universal Life
                  Insurance Contract. (No te 8)

         (11) Not Applicable.

         (12) Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)
         (13) Available Contract Riders and Endorsements.

              (a)  Rider for Insured's Accidental Death Benefit (Note 11)
              (b)  Rider for Insured's Total Disability Benefit (Note 11)
              (c) Rider for Level Term Insurance Benefit on Dependent Children (Note 11)
              (d) Rider for Level Term Insurance Benefit on Dependent Children-From Conversions (Note 11)

(e)  Endorsement providing Type C Death Benefit Provisions (Note 11)

  2. See Exhibit 1.A.(5).

  3. Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities being registered. (Note 1)

  4. None.

  5. Not Applicable.

  6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 1)

  7. Powers of Attorney.

     (a)  Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 2)
     (b)  Kiyofumi Sakaguchi (Note 4)
     (c)  James J. Avery, Jr. (Note 3)

     (d)  David R. Odenath, Jr., William J. Eckert, IV, Ronald P. Joelson (Note
          10)



(Note  1)  Filed herewith.
(Note  2)  Incorporated by reference to Form 10-K,
           Registration No. 33-08698, filed March 31,
           1997 on behalf of the Pruco Life Variable
           Contract Real Property Account.
(Note  3)  Incorporated by reference to Post-Effective
           Amendment No. 2 to Form S-6, Registration No.
           333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.
(Note  4)  Incorporated by reference to Post-Effective
           Amendment No. 8 to Form S-6, Registration No.
           33-49994, filed April 28, 1997 on behalf of the Pruco Life PRUvider Variable Appreciable
           Account.
(Note  5)  Incorporated by reference to Form S-6,
           Registration No. 333-07451, filed July 2, 1996 on behalf of the Pruco Life Variable
           Appreciable Account.
(Note  6)  Incorporated by reference to Post-Effective
           Amendment No. 10 to Form S-6, Registration No.
           33-29181, filed April 28, 1997 on behalf of the Pruco Life Variable Universal Account.
(Note  7)  Incorporated by reference to Form 10-Q,
           Registration No. 33-37587, filed August 15,
           1997 on behalf of the Pruco Life Insurance
           Company.
(Note  8)  Incorporated by reference to Form S-6,
           Registration No. 333-85115, filed on August
           13, 1999 on behalf of the Pruco Life Variable
           Universal Account.

(Note  9)  Incorporated by reference to Form S-6,
           Registration No. 333-94117, filed on January
           5, 2000 on behalf of the Pruco Life Variable
           Universal Account.

(Note 10)  Incorporated by reference to Form N-4,
           Registration No. 333-52754, filed on December
           26, 2000 on behalf of the Pruco Life Flexible
           Premium Variable Annuity Account.

(Note 11)  Incorporated by reference to Registrant's Form
           S-6, filed on November 3, 2000.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life Variable Universal Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 2nd day of February, 2001.

(Seal)                                     Pruco Life Variable Universal Account
                                                         (Registrant)

                                           By: Pruco Life Insurance Company
                                                        (Depositor)

Attest:  /s/ Thomas C. Castano                        By:  /s/ Esther H. Milnes
         ---------------------                             ----------------
         Thomas C. Castano                                 Esther H. Milnes
         Assistant Secretary                               President


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on this 2nd day of February, 2001.


          Signature and Title
          -------------------


/s/ *
-------------------------------------------
Esther H. Milnes
President and Director

/s/ *
-------------------------------------------
William J. Eckert, IV
Vice President and Chief Accounting Officer         *By: /s/ Thomas C. Castano
                                                         ---------------------
                                                         Thomas C. Castano
                                                         (Attorney-in-Fact)
/s/ *
-------------------------------------------
James J. Avery, Jr.
Director

/s/ *
-------------------------------------------
Ronald P. Joelson
Director


/s/ *
------------------------------------------
Ira J. Kleinman
Director

/s/ *
-------------------------------------------
David R. Odenath, Jr.
Director

/s/ *
-------------------------------------------
I. Edward Price
Director

/s/ *
-------------------------------------------
Kiyofumi Sakaguchi
Director

                                 EXHIBIT INDEX

            Consent of PricewaterhouseCoopers LLP, independent accountants.                             Page II-5

1.A. (12).  Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption     Page II-7
            procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).
3.          Opinion and Consent of Clifford E. Kirsch, Esq. as to the legality of the securities        Page II-15
            being registered.
6.          Opinion and Consent of Nancy D. Davis, MAAA, FSA, as to actuarial matters pertaining to     Page II-16
            the securities being registered